As filed with the Securities and Exchange Commission on April 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number: 001-16451

Genesys S.A.

(Exact name of Registrant as specified in its charter)

N/A	**L'Acropole, 954-980 Avenue Jean Mermoz**	**Republic of France**
(Translation of Registrant's name into English)	**34000 Montpellier France**	*(Jurisdiction of incorporation or organization)*
	(Address of principal executive offices)	

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary shares, nominal value €1 per share*	Nasdaq National Market
American Depositary Shares, each representing one half of one ordinary share, nominal value €1 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report **(December 31, 2003)**:

Ordinary shares, nominal value €1 per share: 18,307,756

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

Page

PART I

Item 1.   Identity of Directors, Senior Management and Advisers 4
Item 2   Offer Statistics and Expected Timetable 4
Item 3.   Key Information 5
    A. Selected Financial Data 5
    B. Capitalization and Indebtedness 8
    C. Reasons for Offer and Use of Proceeds 8
    D. Risk Factors 9
Item 4.   Information on the Company 16
    A. History and Development of the Company 16
    B. Business Overview 16
    C. Organizational Structure 26
    D. Property, Plants and Equipment 26
Item 5.   Operating and Financial Review and Prospects 28
Item 6.   Directors, Senior Management and Employees 49
    A. Directors and Senior Management 49
    B. Compensation 51
    C. Board Practices 53
    D. Employees 56
    E. Share Ownership 57
Item 7.   Major Shareholders and Related Party Transactions 59
    A. Major Shareholders 59
    B. Related Party Transactions 59
    C. Interests of Experts and Counsel 59
Item 8.   Financial Information 60
Item 9.   The Offer and Listing 61
    A. Offer and Listing Details 61
    B. Plan of Distribution 61
    C. Markets 61
    D. Selling Shareholders 63
    E. Dilution 63
    F. Expenses of the Issue 63
Item 10.   Additional Information 64
    A. Share Capital 64
    B. Memorandum and Articles of Association 66
    C. Material Contracts 78
    D. Exchange Controls 78
    E. Taxation 78
    F. Dividends and Paying Agents 84
    G. Statement by Experts 84
    H. Documents on Display 84
    I. Subsidiary Information 84
Item 11.   Quantitative and Qualitative Disclosures about Market Risk 85
Item 12.   Description of Securities other than Equity Securities 87

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies 93
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds 93
Item 15. Controls and Procedures 93
Item 16. [Reserved] 93
Item 16A. Audit Committee Financial Expert 93
Item 16B. Code of Ethics... 93
Item 16C. Principal Accountant Fees and Services 94
Item 16D. Exemptions from the Listing Standards for Audit Committees 95
Item 16E. Issuer Purchases of Equity Securities.................................... 95

PART III

Item 17. Financial Statements 96
Item 18. Financial Statements 96
Item 19. Exhibits 96

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this annual report is presented in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). In France, which is the principal trading market for our shares, we communicate our results of operations in accordance with French Generally Accepted Accounting Principles. As a result, the financial information in this annual report is different from the financial information that we have communicated in France, often in significant respects. We submit English versions of our material French public communications to the Securities and Exchange Commission on Form 6-K, but those submissions are not incorporated by reference in this annual report.

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

You should read the following selected financial data together with Item 5 "Operating and Financial Review and Prospects" and our financial statements included under Item 18. Our financial statements have been prepared in accordance with U.S. GAAP. Our results of operations have been significantly impacted in recent years by business combinations, which make it difficult to compare our revenues, operating income and net income from one year to the next. See Item 5 "Operating and Financial Review and Prospects" for a discussion of business combinations that affect the comparability of the information provided below.

For your convenience, we have translated the 2003 euro amounts into U.S. dollars, using the rate of $1.00 = €0.79384, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. This does not mean that we actually converted such amounts into U.S. dollars. For periods presented prior to January 1, 2000, the selected financial data presented below have been prepared in French francs and translated into euro using the official fixed exchange rate of €1 = FF6.55957, applicable since January 1, 1999. Unless otherwise indicated, U.S. dollar amounts in this annual report are translated using the December 31, 2003 Noon Buying Rate.

	As of and for the year ended December 31,					
	1999	2000	2001	2002	2003	2003
	(in thousands, except share data)					
Consolidated statement of operations data:						
Revenue:						
Services	€ 47,159	€ 89,336	€ 177,120	€ 199,068	€ 159,155	$ 200,488
Products	836	3,083	1,831	1,595	345	435
Total revenues	47,995	92,419	178,951	200,663	159,500	200,923
Cost of revenue:						
Services	19,959	38,173	74,774	86,193	56,936	71,722
Products	596	2,548	1,402	1,250	207	261
Total cost of revenues	20,555	40,721	76,176	87,443	57,143	71,983
Gross profit	27,440	51,698	102,775	113,220	102,357	128,940
Operating expenses:						
Research and development	1,629	2,613	5,366	4,734	4,183	5,269
Selling and marketing	10,130	17,867	42,718	49,976	37,394	47,105
General and administrative	12,952	27,165	53,920	56,487	37,729	47,527
Restructuring charge	—	—	—	4,336	1,115	1,405
Amortization and impairment of goodwill and other intangibles	3,216	7,015	92,037[1]	107,501[2]	37,652[3]	47,430
Total operating expenses	27,927	54,660	194,041	223,034	118,073	148,736
Operating loss	(487)	(2,962)	(91,266)	(109,814)	(15,716)	(19,796)
Financial income (expense), net	(2,083)	655	(6,722)	(8,987)	(4,501)	(5,670)
Equity in income (loss) of affiliated company	(15)	(76)	(55)	(8)	22	28
Loss before taxes	(2,585)	(2,383)	(98,043)	(118,809)	(20,195)	(25,438)
Income tax (expense) credit	(1,253)	(3,589)	(484)	5,043	8,842	11,138
Net loss	€ (3,838)	€ (5,972)	€ (98,527)	(113,766)	(11,353)	$ (14,300)
Basic and diluted net loss per share	€ (0.60)	€ (0.76)	€ (7.65)	€ (7.32)	€ (0.69)	$ (0.87)
Weighted average number of ordinary shares outstanding	6,374,278	7,831,257	12,878,594	15,541,898	16,579,986	16,579,986

(1) In 2001, €61.3 million represents impairment of goodwill and other intangible assets in accordance with SFAS No. 121.
(2) In 2002, €93.6 million represents impairment charges, which consists of impairment of goodwill in accordance with SFAS No. 142 (€81.7 million) and impairment of identifiable intangible assets in accordance with SFAS No. 144 (€11.9 million).
(3) In 2003, €28.0 million represents impairment charges, which consists of impairment of goodwill in accordance with SFAS No. 142 (€3.1 million) and impairment of identifiable intangible assets in accordance with SFAS No. 144 (€24.9 million).

	As of and for the year ended December 31,					
	1999	**2000**	**2001**	**2002**	**2003**	**2003**
	(in thousands)					
Consolidated balance sheet data:						
Total current assets	€ 32,194	€ 77,338	€ 80,465	€ 53,113	€ 60,322	$ 75,988
Total assets	122,890	207,169	410,404	249,733	213,837	269,370
Total current liabilities	19,500	34,633	72,704	49,318	60,596	76,333
Total long-term liabilities	62,056	44,423	174,832	147,624	97,598	122,944
Total shareholders' equity	41,334	128,113	162,868	52,791	55,643	70,093
Cash flow statement data:						
Cash flows provided by (used in) operating activities	3,945	9,302	(18,299)	7,209	17,342	21,846
Cash flows used in investing activities	(60,571)	(28,235)	(36,057)	(10,104)	(9,424)	(11,871)
Cash flows provided by (used in) financing activities	€ 50,517	€ 53,561	€ 20,701	€ (3,310)	€ (990)	$ (1,247)

EXCHANGE RATE INFORMATION

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro from 1999 through April 27, 2004, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that the euro was, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 "Operating and Financial Review and Prospects."

	Period-end Rate	Average Rate[1]	High	Low
	U.S. dollar per euro			
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004 (through April 27, 2004)	1.19	1.22	1.28	1.18
2003				
October	1.16	1.17	1.18	1.16
November	1.20	1.17	1.20	1.14
December	1.26	1.23	1.26	1.20
2004				
January	1.25	1.26	1.29	1.24
February	1.24	1.26	1.28	1.24
March	1.23	1.23	1.24	1.21
April (through April 27, 2004)	1.19	1.20	1.24	1.18

(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On April 27, 2004 the Noon Buying Rate was $1 = €0.84 ($1.19 per €1).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Company

Our high level of debt may limit our operating flexibility.

We are highly leveraged. As of December 31, 2003, we had €101.5 million of financial debt, the bulk of which was incurred under a U.S. $125 million credit facility agreement that we entered into in April 2001 and thereafter amended, including in April 2003 as part of a financial restructuring, which is described in more detail under Item 5 "Operating and Financial Review and Prospects." This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios relating to leverage, interest cover and cash coverage, and limits on our capital expenditures. This credit facility is described in more detail under Item 5 "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and is included as an exhibit to this annual report under Item 19. If we fail to comply with our covenants, our lenders could require us to repay the entire amount outstanding under our credit facility immediately.

Our high degree of leverage can have important consequences for our business, such as:

- limiting our ability to make capital investments in order to expand our business;

- limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes;

- limiting our ability to invest operating cash flow in our business, because we use a substantial portion of these funds to pay debt service and because our covenants restrict the amount of our investments;

- limiting our ability to withstand business and economic downturns, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

- limiting our ability to pay dividends.

If we cannot pay our debt service or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

Web conferencing services will compete with our traditional audio and video services, which may cause us to lose market share and to experience lower margins.

If Web conferencing services are perceived as an equal quality but lower-cost alternative to our traditional audio and video conferencing services, and if other companies capture a greater share of the Web conferencing market than we do, we may lose market share for virtual communications services or experience lower margins. If high quality Internet-based services are offered by third parties for free or at significantly lower cost than our traditional audio and video conferencing services, any positive effect on our results of operations resulting from our newer Internet-based services may be outweighed by negative effects on our traditional business. If we are unable to successfully respond to changes in Web conferencing technology and pricing models, we may lose customers or experience declining margins.

If we are unable to keep up with rapid changes in technology, our products and services could become obsolete.

The market for our products and services is marked by rapid technological change, frequent new product introductions and technology enhancements, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep

pace with developments related to interactive communication technology and to satisfy the increasingly sophisticated requirements of our clients. If we fail to do so, our products and services could become unmarketable, which would adversely affect our business, financial condition and results of operations.

The process of developing our products and services is extremely complex and requires significant continuing development efforts. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change could harm our business, financial condition and results of operations.

Our services may be interrupted by technological problems or affected by human error, which may cause us to lose customers.

We depend on the performance of our sophisticated information systems to deliver services to our customers. This dependence will increase as we offer more complex data and Web-based services. Heavy usage of the systems or technological failures could cause delays or could cause the system to break down for a period of time. Although we have backup systems and perform regular maintenance with a view to minimizing the occurrences of technical failures, we cannot eliminate all risk of technical problems, which are likely to occur from time to time.

In addition to our technology, we also depend on operators and other employees in connection with the provision of our non-automated services. Notwithstanding the existence of strict security procedures and operating procedures in our call centers, mistakes can arise. If technical problems or human errors occur with regularity or disrupt a significant number of customer communications, or if we experience technical problems or breach security with greater frequency than our competitors, then we might lose customers or incur liability.

We depend on the continued services of a few key executives, and only a limited number of those key executives have service contracts.

Our future success depends upon the continued service of our executive officers and other key personnel, including our Chairman and Chief Executive Officer, François Legros. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, we may lose business to competitors or may have difficulty implementing our strategy.

Merger and acquisition related accounting charges may delay and reduce our profitability.

Our operating profit was significantly impacted in 2001, 2002 and 2003 by accounting charges relating to our prior acquisitions, and our future operating profit may continue to be impacted by such charges. In 2001, when we had an operating loss of €91.3 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €92.0 million, including an impairment charge of €61.3 million. In 2002, when we had an operating loss of €109.8 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €107.5 million, including an impairment charge of €93.6 million. In 2003, when we had an operating loss of €15.7 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €37.7 million, including an impairment charge of €28.0 million. At the end of 2003, we had €75.0 million of goodwill and €43.1 million of other acquisition-related intangible assets on our balance sheet. Under current accounting standards, we are required to test our goodwill for impairment on at least an annual basis under relevant accounting standards. Further impairment charges could have a significant impact on our future operating results.

We have historically incurred and may continue to incur net losses, which may adversely affect the trading price of our ordinary shares and ADSs.

In the year ended December 31, 2003, we incurred a net loss of €11.4 million. As of December 31, 2003, we had an accumulated deficit of €174.6 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect

to continue to incur significant acquisition-related amortization charges and development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will be able to achieve a revenue level sufficient to allow us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

Because we conduct our business in 21 different countries, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 58.3% of our total 2003 revenues, approximately 65.5% of our total 2002 revenues, and approximately 63.4% of our total 2001 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

Between the introduction of the euro in January 1999 and December 31, 2001, its value declined substantially against the U.S. dollar and the British pound. As a result of this decline, our revenues stated in euros were greater than they would have otherwise been. However, during the year ended December 31, 2002, and continuing through the year ended December 31, 2003, the euro strengthened substantially against the U.S. dollar and the British pound. As a result of this increase, our revenues stated in euros have been lower than they would have otherwise been. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate, currency exchange rate movements can nonetheless have a considerable impact on our results of operations.

When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange rate exposure, see Item 11 "Quantitative and Qualitative Disclosures About Market Risk."

Challenges to our intellectual property rights could cause us to incur costly litigation and, if we are not successful, could result in the loss of a valuable asset and market share.

Our success depends, in part, upon our technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret, nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. Litigation to enforce intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. If we are unable to protect our intellectual property rights, our business, financial condition and results of operations may suffer. The means available to protect our intellectual property rights in France, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. In addition, not all foreign countries protect intellectual property rights to the same extent as do the laws of France or the United States. Similarly, if third parties claim that we infringe on their intellectual property rights, we might be required to incur significant costs and to devote substantial resources to the defense of such claims. If we are not able to defend such claims successfully, we might lose rights to technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology.

If third parties using or claiming prior rights to the name "Genesys" were to successfully prevent us from using the name "Genesys" or "Genesys Conferencing" in some markets, we might be required to establish new or alternative brand names in those markets.

We do not hold a registered trademark for the name "Genesys" or "Genesys Conferencing" in all jurisdictions where we operate, and in several jurisdictions, including France, third parties have filed objections to our applications for trademarks on "Genesys Conferencing." In particular, in June 2000,

following our trademark application to register the trademark "Genesys Conferencing" in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a company acquired by Alcatel in 2000, for the name "Genesys." Alcatel has also filed claims opposing our European Union and German trademark applications for "Genesys Conferencing." Since that time, Veolia Water has also marketed "Genesys" as a concept for pre-treatment of industrial water. If Alcatel, Veolia Water or other third parties that use or own prior registered trademarks for the name "Genesys" were to successfully prevent us from using the name "Genesys" or "Genesys Conferencing" in some of our markets, this would impair our ability to build a worldwide brand and could require us to spend substantial resources to establish new or alternative brand names in markets where we are unable to use our name.

We use third-party technology in providing our products and services, and our business would be harmed if we were not able to continue using this third-party technology.

In providing our products and services, we use third-party technology that we license or otherwise obtain the right to use, including teleconferencing platforms, software packages and software development tools. There are inherent limitations in the use and capabilities of the technology that we license from third parties. Our business would be seriously harmed if the providers from whom we license software and technology ceased to deliver and to support reliable products, to enhance their current products in a timely fashion or to respond to emerging industry standards. In addition, third-party technology may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, this technology could result in significant delays or reductions in services we provide. Furthermore, we might be forced to limit the features available in our current or future product and service offerings.

In addition, we rely on external service providers for a number of important services, including data conferencing, billing and Web streaming. Some of the companies we use for data conferencing and Web streaming services are small and have not yet reached profitability, and they may be unable to keep pace with the rapid technological changes that characterize these sectors of the industry. If our third party service suppliers are unable to continue to provide quality services to us, we may be required to find alternative suppliers, which may lead to service interruptions or entail additional cost.

Risks Relating to Our Industry

We may not be able to compete effectively with our competitors, which include some of the largest telecommunications companies in each country in which we operate.

The market for conferencing services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows. We may not be able to compete successfully against current or future competitors.

Our principal competitors include major telecommunications companies, including France Telecom in France, BT in the United Kingdom and operators such as AT&T, MCI and Global Crossing in the United States. These companies are much larger than us, and have substantially greater financial and other resources than us. Many of the voice and data communications customers of the major telecommunications companies use the conferencing services of those companies without considering alternative service providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

We also face significant competition from new and existing local and regional telecommunications companies. Such companies often view conferencing, data transmission and Web-based services as essential components of their future growth, and as a result they invest heavily in developing and promoting such services. Unlike us, these companies offer a broad range of telecommunications services in addition to conferencing. Customers might prefer to use companies that provide multiple services, rather

than specialist providers. If so, then we might lose customers to multiple service providers, and our results of operations might be adversely affected.

There are also numerous other teleconferencing specialists, and the relatively low barriers to entry in the teleconferencing market means that there might be additional teleconferencing specialists in the future. The presence of other specialists in the market and low barriers to entry mean that we must provide superior service to differentiate ourselves from our competitors, expand internationally to win contracts with customers seeking international services, and ensure that our prices are competitive.

In addition, Internet-based services are being increasingly offered by large technology companies such as Microsoft, Oracle, Cisco and IBM that are larger than us and have greater financial resources than we do. These companies can offer conferencing services as parts of packages that include other business related software, including basic operating system software. Certain of these technology companies have also recently entered or expanded their operations in the Internet conferencing market by making targeted acquisitions.

The intense competition in the market for conferencing and group collaboration services may reduce price levels, which could adversely affect our financial results.

In our market, we compete on the basis of the quality, reliability, security and ease of use of our services. We also face intense competition on the basis of technical innovation, brand awareness, customer service, geographic scope, compatibility and price. We expect that our competitors will continue to improve the design and performance of their services and to introduce new services with competitive price and performance characteristics. This competition has led to lower selling prices for our conferencing and group collaboration services. Increased competition in our market could potentially lead to further price erosion.

The telecommunications and Internet sectors are experiencing low valuations compared to recent years, and raising capital in these sectors has become difficult.

Our share price and our ability to raise capital depends in part on the state of the market for shares of telecommunications companies, which in recent years has been characterized by low valuations and difficult conditions for raising new capital. If these market conditions continue, then our share price could be adversely affected, and we could have difficulties if we were to require additional capital to fund our development.

Risks Relating to Our ADSs and Our Ordinary Shares

The market prices of our ordinary shares and ADSs have been volatile, and may continue to be volatile in the future.

Since our initial public offering in October 1998 through April 27, 2004, the closing price of our ordinary shares ranged from a high of €69.18 per share ($87.14 per share using the December 31, 2003 Noon Buying Rate) to a low of €1.02 per share ($1.28 per share using the December 31, 2003 Noon Buying Rate), and since April 26, 2001 through April 27, 2004, the closing price of our ADSs ranged from a high of $15.05 per ADS to a low of $0.60 per ADS. Beginning in 2001 and continuing in 2002 and 2003, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

- quarterly variations in operating results or growth rates;
- the announcement of technological innovations;
- the introduction of new products by us and our competitors;
- changes in estimates by securities analysts;

- market conditions in the industry;

- announcements and actions by competitors;

- regulatory and judicial actions; and

- general economic conditions.

Our stock option plan includes provisions that could have anti-takeover effects.

Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our stock option plans. As of March 31, 2004, options on up to 1,589,711 shares, representing approximately 8.68% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

Exchange rate fluctuations may adversely affect the U.S. dollar value of our ADSs and our dividends (if any).

As a holder of ADSs, you may face some exchange rate risk. Although we have no current plans to pay dividends, if and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any. Moreover, these fluctuations may affect the dollar price of our ADSs on the Nasdaq National Market, whether or not we pay dividends.

We have not yet distributed any dividends to our shareholders, and do not anticipate doing so in the near future.

We currently intend to use all of our operating cash flow to finance our business and service our debt for the foreseeable future. We have never distributed dividends to our shareholders, and we do not anticipate distributing dividends in the near term. Although we may in the future distribute a portion of our earnings as dividends to shareholders, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. In addition, our credit agreement prohibits us from paying dividends. Accordingly, we cannot assure you that any dividends will be paid for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

- projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

- statements about the future performance of the conferencing industry;

- statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

- statements of assumptions underlying such statements.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under Item 3 "Key Information — Risk Factors" beginning on page 9 of this annual report, include but are not limited to:

- uncertainties regarding the market for data conferencing and Web conferencing, and the pricing for these services;

- the effects of technological change;

- fluctuations in the value of our ordinary shares and ADSs and in the value of the Internet and telecommunications sectors; and

- competition from telecommunications providers.

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

A. History and Development of the Company

The legal and commercial name of our company is Genesys S.A. and we conduct business as Genesys Conferencing. We are a French *société anonyme*, a form of limited liability stock company, organized for a term of 99 years pursuant to the French Commercial Code. Our corporate headquarters are located at "L'Acropole," 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France and our phone number is +33 4 99 13 27 67. Our ordinary shares of common stock are listed on the *Nouveau Marché* of Euronext Paris and in the form of American Depositary Shares, each representing one half of one ordinary share, on the Nasdaq National Market.

Our company was established in Montpellier, France in 1986. In 1989, we launched our first major service, *TeleMeeting*, which we believe was the world's first fully automated conferencing service. Initially, we concentrated our efforts on establishing a presence in the French market, and once achieved, we concentrated on expansion and penetration of the European market. Beginning in 1999, we expanded the geographic scope of our business to include North America and the Asia/Pacific and acquired Aloha Conferencing from Cable & Wireless and the conferencing services unit of Williams Communications. In 2000, we acquired the European audio and video conferencing business of Cable & Wireless, as well as certain other Web-based and traditional conferencing companies in France, Germany and Australia. Our largest acquisition occurred in April 2001, when we acquired Vialog Corporation, a provider of conferencing services in North America, which doubled our customer base. Additionally, in March 2001, we acquired Astound Incorporated, a Canadian Web conferencing provider that developed and marketed a Web-enabled service for data collaboration and application sharing.

In October 2001, we launched *Genesys Meeting Center*, the conferencing industry's first fully integrated audio and Web conferencing platform. In October 2003, we launched *Multimedia Minute*. We believe this is the industry's first flat-rate, per-minute pricing for automated audio, Web and video conferencing services delivered to the desktop. In December 2003, we launched *Genesys Video Center*, a fully automated video conferencing service that allows a user to manage all aspects of a video conference from his or her desktop computer, including reservations, invitation, conference monitoring and reporting. In January 2004 we launched *LocalConnect*, a new access service that is completely integrated with *Multimedia Minute*. *LocalConnect* allows customers in 25 European cities to access *Genesys Meeting Center* accounts for the price of a local phone call, and complements our existing "toll-free" service offered to U.S. participants. We currently serve customers with infrastructure and employees locally based in 21 countries in Europe, North America, and the Asia/Pacific Rim region.

B. Business Overview

Introduction

We are a global provider of multimedia conferencing services that integrate audio, video and Web-based conferencing capabilities to enable businesses to more effectively communicate and share critical information. Our multimedia conferencing platform offers businesses a range of services from simple conference calls to large-scale customized, managed events that link remote participants and audiences at any time, enabling them to work, discuss and exchange ideas and information. Our multimedia services are designed to address the needs of large multi-location and multi-national enterprises, the world's largest users of these services, including reliability, security, scalability, ease-of-use, customizable features and cost effectiveness. We sell our services through direct channels that allow us to develop personal relationships with our large enterprise customers and through indirect channels based on distribution agreements that allow us to leverage the existing channels of third parties to reach small and medium sized organizations and other large enterprises. We price our services primarily on a flat rate, usage basis in order to offer businesses a simple means to use our complete suite of multimedia services on an as-needed basis regardless of location and communication interface. Our primary technology platforms

that enable us to deliver separate and fully integrated audio, Web and video services are based on proprietary capabilities that we have developed and acquired.

We group our services into three categories:

- *Genesys Meeting Center* is our fully integrated audio, video and Web conferencing platform accessible on demand through the Web and over the phone. The *Genesys Meeting Center* platform allows users to conduct a conference by telephone while sharing documents and monitoring the call over the Internet. It provides our customers complete access to a virtual conference room 24 hours per day, seven days per week.

- *Genesys Event Service* is a managed, fully integrated multimedia solution that integrates our audio and Web conferencing platform and the services of a trained event coordinator who may manage, monitor and facilitate the event. This scalable service is designed specifically for large and high profile events.

- *Video conferencing* is an important complement to our audio and Web conferencing services. Video conferencing is similar to audio conferencing except that participants are viewing the video broadcast from select video-point locations equipped with specific ISDN- or IP-based video conferencing equipment (commonly referred to as "meeting room to meeting room" conferencing).

Strategy

We aim to continually improve our position among the world's leading providers of multimedia conferencing and group collaboration services and applications in terms of market share, service innovation and operating profitability. In pursuing this goal, we intend to:

- *Leverage global presence and infrastructure to meet needs of multinational customers.* We remain committed to using our locally based, knowledgeable sales force to market and service customers in one or more markets. The physical presence of our capabilities in major North American, European and Asian Pacific markets has created a unique geographical coverage and recognized quality of service that is attractive to large enterprise organizations seeking multi-location or multi-national coverage of their conferencing and group collaboration needs delivered by a local means. We leverage these differentiation elements in actively pursuing major new global contract opportunities.

- *Optimize sales, marketing and customer service capabilities in order to enhance penetration of key customer segments.* We have distinguished our resources and operating efforts among three key customer segments: large enterprises, small and medium enterprises and wholesale customers and have modified certain of our service offerings to more effectively meet the specific needs of each customer segment. We will seek to provide customers with additional value by focusing the efforts of our large enterprise sales team and certain service offerings on the specific needs of customers in industries with a high concentration of workers who regularly share information and documents, such as financial services, healthcare, computer and technology and business services. We will continue to utilize a direct sales force, supported by an indirect sales force, in order to achieve a more thorough approach to pursuing major new customer opportunities and increasing the utilization and penetration of existing customers. We expect the focus on customer segments and industry sectors to enable us to provide increased services to existing customers, increase the number of new customers and enhance profitability.

- *Continue to provide a comprehensive suite of integrated multimedia conferencing and group collaboration services.* We offer a full range of conferencing and group collaboration services, from traditional audio and video conferencing services to the latest in multimedia collaboration over the Internet and Web streaming technology. We believe that offering a comprehensive suite of conferencing services and group collaboration applications is essential to winning the business of large enterprise

customers, who are increasingly seeking to rationalize and centralize their procurement of communication services.

- **Expand margins and stimulate usage by migrating customers to multimedia conferencing and newer group collaboration services.** We will continue to migrate customers to our fully integrated, multimedia conferencing solutions. Leveraging our unique multimedia conferencing platform, we recently introduced the *Multimedia Minute* pricing strategy. By utilizing the strong customer education capabilities of our sales team, we are broadening customers' understanding of the cost-effectiveness, ease-of-use and expanded feature functionality of our fully integrated multimedia conferencing services. We aim to increase utilization and operating profitability as a result of the continued migration of customers to these cost-effective, less labor-intensive services.

- **Utilize proprietary research and development capabilities to create innovative applications for a global customer base.** We develop and acquire innovative services and systems designed to ensure that our offerings fulfill the expanding needs of customers' conferencing and group collaboration requirements. We believe that *Genesys Meeting Center* is a good example of our innovation in developing a unified, "industry first" platform available worldwide in localized versions. Additionally, we seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. As we move forward in developing and marketing innovative services that can accommodate the needs of a global customer base, such as *Multimedia Minute* pricing and our recently launched *LocalConnect* access service, we intend to focus on systems based on universal standards and open systems, in order to facilitate ease of use by a broad customer base.

- **Increase usage by delivering customers greater service value.** We deliver service offerings, such as our *Multimedia Minute* pricing and the recently launched *LocalConnect* service, that provide customers improved features and functionality in a cost effective solution. We intend to continue introducing innovative applications and price models that respond to our customers' needs.

- **Improve operating effectiveness and cost efficiency through functional organization structure.** We intend to further centralize and automate additional finance, administrative and customer support, service and billing functions by leveraging our recent implementation of a more unified management information system. As a result, we have modified our organization structure from one in which operating functions were located in our multiple regional subsidiaries to one in which operating functions are more centrally located. We believe this organization structure will enhance our cost efficiency and management effectiveness.

Conferencing and Group Collaboration Services

We enable businesses to conduct real-time, interactive group meetings and presentations via the telephone and the Internet. Our services are designed to enhance business communications and often overcome many of the limitations posed by more traditional communication modes such as telephone calls, e-mail, fax, and even face-to-face meetings, and are particularly beneficial for efficiently addressing the needs of disparate audiences located in multiple geographical locations. Our primary product and core technology platform, *Genesys Meeting Center*, is built to address the principal needs of the world's largest corporate users of these services, namely reliability, security, scalability, easy-to-use features that may be customized and cost effectiveness.

From simple conference calls to large-scale Web broadcasts, we provide our customers the flexibility of conducting their sessions with services from our three main product categories: *Genesys Meeting Center*, *Genesys Event Service*, and Video Conferencing.

Genesys Meeting Center is a fully integrated, audio, video and Web conferencing platform accessible on demand through the Web and over the phone. The *Genesys Meeting Center* platform allows users to

conduct a conference by telephone while sharing documents and monitoring the call over the Internet, providing our customers completely automated access to a virtual conference room 24 hours per day, seven days per week. This service is highly collaborative allowing Web-enabled users to share information regardless of the user's personal application or the Internet enabled computer where the data may reside.

Since the launch of *Multimedia Minute*, our bundled multimedia pricing plan, in October 2003, pricing of our automated *Genesys Meeting Center* services has become increasingly transparent as users are charged a flat fee per minute, per user, for any combination of audio, Web or video conferencing services without any initial or recurring fees. Coupled with the reduced costs associated with our new service, *LocalConnect* (which, similar to toll-free calling within the United States, allows customers in 25 major European cities to access *Genesys Meeting Center* accounts for the price of a local call), we believe that the transparency of "per minute" pricing will help to further promote the use of our Web-based conferencing services to a new range of users. End-users are utilizing the capabilities offered by *Genesys Meeting Center* in a variety of applications, including training, departmental meetings, project meetings and product demonstrations.

Some of the key features and capabilities of the Web-based *Genesys Meeting Center* include:

- *Real-time sharing of desk-top applications.* Presenters may share any application running on their computers and to alternate between applications at any time during the meeting.

- *Web-based audio management controls.* Web interface enables the moderator to fully manage the audio portion of the meeting via the Web from start to finish. One can view all the participants' names as well as monitor their status, including mute, un-mute, and ejection from a meeting. In addition, there is the capability to manage larger-sized audiences with waiting rooms and sub-conference sessions.

- *Integration with Microsoft applications.* *Genesys Meeting Center* features a comprehensive invitation wizard with Microsoft Outlook® integration to leverage Microsoft contacts and to facilitate the management of invitations, personal scheduling and calendaring. In addition, *Genesys Meeting Center* is integrated with MSN® Instant Messenger to directly start ad hoc meetings with active members on the contact list.

- *Recording and archives.* The audio and visuals of any meeting can be recorded for later on-demand playback by those who could not attend the original live session. In addition, live conferences can be economically streamed to reach broader audiences throughout the Web.

- *Detailed meeting reports.* Users can obtain online meeting reports, including reports for individual meetings and summary level reports on meetings scheduled, users, attendance, capacity utilization and future reservations. In addition, reports can be generated to track the responses to audience surveys, polls and quizzes.

- *Desktop video support.* We offer multi-point, Web cam-video conferencing capability, enabling a video connection between two or more sites. The moderator can choose the composition of the images shown on each screen: all sites, the site speaking or any combination of screens. These screen formats can be changed at any time during the meeting.

- *No plug-ins required.* *Genesys Meeting Center* is a Java-based application that functions with Microsoft Internet Explorer and selected versions of other popular Web browsers. There are no special plug-ins or downloads required for meeting guests and participants, making it convenient to invite audience members from behind most firewalls.

Genesys Meeting Center represented approximately 67.8% of our revenues in 2003. In connection with the industry trend of customers' greater demand for automated multimedia conferencing capabilities, we will continue to concentrate our efforts on migrating customers to our fully integrated, multimedia conferencing solutions.

Genesys Event Service is a scalable, managed multimedia solution designed specifically for large and high profile events that require the assistance of a professionally trained conference facilitator. Customers have the benefit of a dedicated event coordinator who takes full control of the event, allowing the presenter to focus on conveying the desired message to the audience. Our advanced multimedia Web technologies allow presenters to view presentation slides and sort and screen participant questions through their own unique interface. Clients also enjoy immediate access to valuable participant information. *Genesys Event Service* is frequently used for investor relations calls, new product launches or other announcements by top management of our customers. *Genesys Event Service* was developed from and replaces our Genesys Events and Managed Services category. *Genesys Event Service* represented approximately 28.0% of our revenues in 2003.

Video conferencing is an important complement to our audio and Web conferencing services. Video conferencing is similar to audio conferencing except that participants are viewing the video broadcast from select video-point locations equipped with specific ISDN- or IP-based video conferencing equipment (commonly referred to as "meeting room to meeting room" conferencing). We have a full staff of professionally trained operators available at all times to help schedule, arrange and manage the video session. In December 2003, we introduced *Genesys Video Center*, a Web-based reservation system enabling users to launch and run meetings without operator assistance. Providing customers access to an enterprise class video conferencing service is a key facet of delivering a full portfolio of services. Video conferencing represented approximately 4.0% of our revenues in 2003.

The following table breaks down our revenues in euros and as a percentage of total revenues by category of activity for each of the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,					
	2001		**2002**		**2003**	
	in thousands of €	**% of revenues**	**in thousands of €**	**% of revenues**	**in thousands of €**	**% of revenues**
Genesys Meeting Center	72,656	40.5%	109,857	54.7%	108,272	67.8%
Genesys Event Service	93,520	52.3%	80,238	40.0%	44,579	28.0%
Video conferencing	10,944	6.1%	8,973	4.5%	6,304	4.0%
Products	1,831	1.1%	1,595	0.8%	345	0.2%
Total revenues	178,951	100.0%	200,663	100.0%	159,500	100.0%

Global Sales, Marketing and Customer Service

We seek to attract customers through multiple distribution channels. We maintain sales, marketing and customer service teams in most of the 21 countries in which we operate, and tailor our sales organization, marketing and customer service efforts to each individual market. We believe that our presence in the major North American, European and Asian Pacific markets creates a unique geographical coverage and recognized quality of service that is attractive to major multi-national organizations and regionally based organizations seeking coverage delivered by a local means. We leverage these elements that we believe set our company apart by actively pursuing major new international contracts offered in global requests for proposals as well as multi-location regional large enterprise customers. We also distinguish our operating efforts among three key customer segments: large enterprises, small and medium enterprises and wholesale customers and modify certain aspects of our service offerings to more effectively meet the specific needs of each customer segment.

Sales and Distribution

Direct Sales

Our sales force is comprised of high-level field representatives who are responsible for establishing long-term relationships with the key communications services decision makers at major customers and inside sales representatives that work on a day-to-day basis to identify, register and train new individual users throughout a customer's organization and then to increase the utilization of each existing user.

In each market, we focus our sales and marketing efforts primarily on large multinational companies and domestic companies with multiple sites, because these are the heaviest users of conferencing and group collaboration services. To target these accounts, our high-level field representatives focus on the home country, city or headquarters of these multinationals as a base for developing global business relationships. In approaching large accounts, we seek to establish strong relationships and to position our company as a long-term partner and solution provider. Beginning in 2004, our inside sales force, which used to target solely small and medium size businesses, has been teamed with our field representatives to assist in targeting large accounts. We have made a concerted effort to win global contracts by emphasizing our global presence.

At the end of December 2003, we had a total of 240 sales personnel, including 100 based in Europe, 110 based in the North America and 30 based in Asia Pacific. We compensate our sales force with a base salary plus commission.

Distribution Arrangements

To broaden demand for our services, we actively pursue opportunities to respond to the needs of alternative telecommunications providers, business-to-business exchanges, marketplaces and other distribution partners that seek a provider who can offer conferencing and group collaboration services to their users. These relationships, under which we typically provide our services under the brand name of the distributor, broaden our presence in the market.

Marketing

We customize our marketing programs on an industry by industry basis (vertical marketing) as well as on the basis of customer segments (large enterprises, small and medium businesses and wholesale customers) to specifically address the unique needs and applications of the target audience.

We promote our services through both online and offline media. Our conferencing website, *www.genesys.com*, provides access to Genesys Meeting Center and allows non-customers to sign up to open an account. We also engage in customer communication programs and run a series of online seminars, inviting high profile speakers from key vertical sectors to participate.

Service Quality and Customer Care

The quality and reliability of the business communication services we provide are necessary for each call to succeed. In addition to the highest level of system reliability and security, some customers often require personal attention provided locally in real-time. Many of our customer service and support specialists are dedicated to meet both the technical and local needs of our global clientele. We train employees in the principles of customer care management, which include service quality monitoring and the development of positive relationships with clients. In order to help our efforts to maintain the highest level of service quality possible, we pursue a philosophy of continuous performance improvement, meaning we consistently measure our performance and endeavor to improve it. We tie the bonus of our non-sales personnel to these measurements of service quality. We actively manage and analyze all facets of a conference call, including reservation, call execution, billing and follow up with customer satisfaction surveys. We also review our performance with our customers on a regular basis, continually set specific

performance improvement goals, and modify our operations accordingly. Feedback from our customers indicates that these factors contribute to a high customer retention rate.

Global Presence

As of December 2003, we offer our services in 21 countries in Europe, North America, and the Asia/ Pacific Rim region. We offer localized versions of our services in multiple languages, including English, French, German, Spanish and Italian.

The countries in which we have facilities include:

Australia	Germany	Portugal	The Netherlands
Belgium	Hong Kong	Singapore	United Kingdom
Canada	Italy	Spain	United States
Denmark	Japan	Sweden	
Finland	Malaysia	Switzerland	
France	Norway	Taiwan	

The following table breaks down our revenues in euros and as a percentage of total revenues by geographic market for each of the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,					
	2001		2002		2003	
	in thousands of €	% of revenues	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	108,035	60.1%	126,977	63.3%	90,181	56.5%
Europe	53,762	30.3%	58,233	29.0%	55,177	34.6%
Asia-Pacific	6,210	3.5%	6,480	3.2%	7,698	4.8%
Video conferencing[1]	10,944	6.1%	8,973	4.5%	6,444	4.1%
Total revenues	178,951	100.0%	200,663	100.0%	159,500	100.0%

(1) Our Global Video Division was created in 2002. For 2001, we have reallocated revenues from our geographic areas to our global video division for purposes of comparison with 2002 and 2003. Absent such reallocation, in 2001, North America represented €113,481 thousand (63.4%), Europe represented €59,125 thousand (33.0%) and Asia-Pacific €6,345 thousand (3.6%).

Customers

As of December 31, 2003, we had over 500,000 users worldwide at companies ranging in size from major multinational corporations and Fortune 500 companies, to small businesses, professional organizations and public institutions. We focus our sales and marketing efforts primarily on the major multinational companies that are the world's largest users of group conferencing services. No one customer accounted for more than 10% of our revenues during the year ended December 31, 2003. Our top 20 customers accounted for approximately one-third of our revenues during the year ended December 31, 2003.

Technology and Network Infrastructure

We develop and acquire innovative services and systems designed to ensure that our offerings respond to the expanding needs of our customers' conferencing and collaboration requirements. We seek to effectively utilize our proprietary knowledge and capabilities in a manner that responds to changes in the global marketplace. Our technology is essential to delivering the reliability, security, scalability, feature functionality and ease-of-use demanded of our services. We believe that our ability to internally respond to changes in the marketplace gives us the competitive advantage of being able to rapidly develop and deploy new services and modify existing services. Additionally, we utilize these internal capabilities to cost

effectively provide key customers with customized solutions and then leverage that experience to better accommodate mass market adoption of these services. As we move forward in developing and marketing innovative services that can accommodate the needs of a global customer base, we intend to focus on systems based on universal standards and open systems, in order to facilitate ease of use by a broad customer base.

Our core audio, video, Web and integrated multimedia conferencing technology is hosted and delivered via our global network with multiple bridge and server locations worldwide. The network infrastructure supporting our services is provided using a variety of server, bridging and network management equipment and certain licensed software programs that are commercially available and, for audio and video specifically, equipment known as time division multiplexing, or TDM digital bridges. Our telecommunication transport, Internet and data hosting services are sourced from several incumbent and competitive long distance, data transport and local access services providers in each of our regional markets. Our technology team and network architects work closely with our transport providers to ensure our ability to assess and implement new capabilities on a cost effective basis.

The scalability, reliability and security of our services are partly the result of the proprietary software that we developed for the purpose of creating our services. This software organizes telephone connections and automatically interacts with the telecommunications bridge to control the various teleconference functions. Additionally, through new technologies and dynamic utilization, our bridge capacity in one region can support another when needed. We believe that we have sufficient capacity for our operations. In order to ensure sufficient capacity, we employ structured planning methods to determine current and future capacity requirements. Our practice is generally to purchase additional bridging and streaming capacity when average daily usage reaches approximately 70% of available capacity. Our global deployment of our multiple technology centers also enhances the resilience of our infrastructure. Through consistent investment in new technologies, we aim to continue to minimize and mitigate the risk of service outages.

We have implemented a network operations center that is designed to be proactive in the continued development, enhancement and implementation of preventative maintenance programs. The center monitors the various systems 24 hours a day, 7 days a week and provides instantaneous alerts for individual system component failures.

The use of technology has also allowed us to augment the flexibility and capabilities of our entire production systems to meet the needs of our customers. We have developed proprietary software used in the billing services provided to long distance service carriers and other telecom resellers that outsource their conferencing function to us. This "back office" system was implemented worldwide by the end of the first quarter of 2004, and supports customer registration, reservations, call record processing and pricing, billing and reporting for all of our services. This common back office system has enhanced our ability to respond to requests from customers for customized billing and reporting and has the benefit of providing us real-time visibility. This software and system were key factors in allowing us to consolidate many of our global production centers and previously, regionally-based functional operating groups in 2003.

Suppliers

We purchase three main types of products and services from outside suppliers:

- *Infrastructure/networks services.* A significant portion of our direct costs are attributable to the purchase of local and long distance telephone services. We purchase telecommunications services from multiple suppliers in most of our markets and believe that multiple suppliers will continue to compete for our business. Direct costs also include the cost of hosting some of our infrastructure in co-location facilities.

- *Tele- and Videoconferencing Bridges and Technology.* We purchase our bridges, servers and related technology from a limited number of suppliers in each market in which we operate. We believe that there are a sufficient number of suppliers in this market so that we should be able to find alternative sources if the need were to arise.

- *Development and Project Management Tools.* We buy hardware and software tools to aid in managing product and services requirements, automating our infrastructure operations and utilization, managing change and modeling to develop our proprietary and innovative audio and Web-based collaboration and streaming services. We have multiple suppliers, or the potential to have multiple suppliers, for these tools.

Research and Development

We consider effective research and development essential to our success in the rapidly evolving market for conferencing and collaboration services and applications. We concentrate a considerable amount of resources upon increasing our ability to develop innovative software, applications such as *Genesys Meeting Center* and technologies for the *Genesys Event Service* software. Our current research and development efforts are focused on (i) enhancing the features, functionality and ease-of-use of our existing services, (ii) expanding our network capabilities and (iii) conducting continual quality of service improvements.

During 2003, our significant research and development activities included developing call center automated bridge provisioning, one-call event reservation tools and Web registration tools to decrease operator assistance for participants joining *Genesys Event Service* events. We also focused on implementing enhanced security options and developing a next-generation collaborative platform that provides new performance and interface capabilities for *Genesys Meeting Center*.

Our research and development team is managed by our Chief Operating Officer, who also oversees all production, system development and service processes within Genesys. In the past, we have also made selective acquisitions and have entered into licensing arrangements to accelerate our research and development efforts.

Intellectual Property

We have developed proprietary copyrighted software for our service and quality control functions, and have also developed in-depth technical know-how with respect to the operation of telecommunications equipment and the coordination of large volume conference calls. We seek to protect our proprietary information and business practices through a combination of copyrights, trade secrets, trademarks, and contractual protection.

We hold one U.S. patent, which we acquired through our acquisition of Astound, and which pertains to the synchronization of multi-media events on a computer. We currently have five patent applications pending, three in the U.S., one in Europe and one international patent application filed under the Patent Cooperation Treaty of 1970. One patent application (filed in the U.S.) relates to the synchronization of transmitted and received data, a second patent application (filed in both Europe and the U.S.) relates to remotely modifying presentations in a multimedia conference, and a third patent application (filed in the U.S. and under the Patent Cooperation Treaty of 1970) relates to broadcasting applications.

We have registered the trademark "Genesys" in several countries including France, where we first filed an application to register the trademark "Genesys" in June 1988, and have filed applications to register this and other trademarks in other jurisdictions. In June 2000, following a trademark application by Genesys to register the trademark "Genesys Conferencing" in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a subsidiary of Alcatel, for the name "Genesys." Alcatel has also filed claims opposing our European Union and German

applications for "Genesys Conferencing." We have engaged in negotiations with Alcatel regarding the use of the mark "Genesys." Additionally, at the end of 2001, Veolia Water began marketing "Genesys" as a concept for pre-treatment of industrial water.

Competition

The market for conferencing and group collaboration services is rapidly evolving and competitive. In almost all of the countries in which we operate, major telecommunications operators dominate the conferencing and group collaboration services market. Additionally, large software companies are increasingly offering Internet-based services. Each of these companies has greater financial and operating resources than we do and certain of them are owned by the governments of the countries in which they operate or, if privatized, have significant political and economic importance in their home countries. Despite their large share of the conferencing and group collaboration services market, conferencing and group collaboration services account for a small percentage of the revenues of most major telecommunications operators, and based on our experience marketing conferencing and group collaboration services, we believe they frequently view the activity as non-strategic. We believe this provides an opportunity for specialists that focus entirely on conferencing and group collaboration services.

We believe that the principal competitive factors affecting the market for our services are:

- quality, reliability and security of service offerings;

- innovation;

- brand awareness;

- customization capabilities;

- responsiveness and quality of customer service;

- ease of use of services;

- geographic scope;

- compatibility with new and existing communication formats and everyday tools; and

- price.

Our failure to adequately address any of the above factors could harm our business.

Our Principal Competitors

We divide our principal competitors into three groups based on estimated revenues.

- Companies with conferencing revenues of over U.S. $300 million per annum: AT&T and MCI;

- Companies with conferencing/group collaboration revenues of between U.S. $100 million and U.S. $300 million per annum: BT, Global Crossing, Premiere, Sprint, Webex, which specializes exclusively in Web-based conferencing and West Corporation, which acquired InterCall; and

- Companies with conferencing/group collaboration revenues of less than U.S. $100 million per annum: ACT, Raindance, France Telecom and Deutsche Telekom.

Additionally, major technology corporations that have recently begun adding group collaborative capabilities to their respective software portfolios through acquisitions or organic developments: Microsoft, Cisco and IBM.

Although we compete with each of these groups of competitors, we believe that those companies with large conferencing capacity, a diverse geographic scope and a broad range of services, such as our

company, are best positioned to successfully bid for large conferencing contracts. We believe that the compatibility, performance and ease of use of our services make them very competitive.

Regulation

In general, the telecommunications industry is subject to extensive regulation by national, state and local governments. Although there is little or no direct regulation of the core conferencing and group collaboration services offered by us in any of the countries in which we operate, various government agencies, including the U.S. Federal Communications Commission, or FCC, and the French *Autorité de Régulation des Télécommunications*, have jurisdiction over some of our current and potential suppliers of telecommunications services. Government regulation of those services has a direct effect on the cost of our communications services. We cannot assure you that the FCC, *Autorité de Régulation des Télécommunications* or any other governmental agencies will not seek to regulate us as a common carrier, or seek to regulate the prices, conditions or other aspects of the conferencing and group collaboration services that we offer. Additionally, government regulations in countries other than the United States and France vary widely and may restrict our ability to offer our services in those countries. We believe that we are currently in material compliance with all applicable communications laws and regulations.

C. Organizational Structure

The table below sets forth our significant subsidiaries and affiliates as of December 31, 2003.

Significant Subsidiary or Affiliate	Country of Incorporation	Ownership Interest
Genesys Conferencing, Inc.	United States	100%
Genesys Conferencing Ltd.	United Kingdom	100%

D. Property, Plants and Equipment

Our development of local facilities serves the dual purposes of providing local language, local currency, and local time zone services to the areas served by each call center, as well as backup and overflow capacity among other call centers in the event all or part of a conference needs to be re-routed from a call center that is at full capacity. Our headquarters are located in Montpellier, France. At March 31, 2004, our principal operational and administrative facilities were the locations listed in the table below.

North America	Size (m²)	Europe	Size (m²)	Asia/Pacific	Size (m²)
Administrative location and Call Center: Reston, Virginia	4,141	Worldwide Headquarters: Montpellier, France	3,750	Administrative location: Singapore	282
		Call Center: Croydon, England	1,693	Call Center: Melbourne, Australia	400

All operations are in office locations close to the city center or in nearby suburbs. These leases expire or are renegotiable within the next ten years and are adequate for our expansion plans. Forward lease commitments are not significant in relation to total ongoing operating expenses and all lease costs are consistent with generally available market rentals. We believe we could obtain comparable facilities at similar market rates if necessary. Our operations centers provide us with a high degree of redundancy. We can reroute our conferences from one operations center to another if necessary. By networking our operations centers in different time zones, we can use idle evening and nighttime capacity in one center to fulfill daytime demand at another center.

In 2002, we began consolidating our North American and European call centers to provide higher levels of customer service and improve operating efficiencies. In 2002, we closed our Bedford,

Massachusetts call center in March, our Denver, Colorado call center in June, our Montgomery, Alabama call center in October, and our Honolulu, Hawaii call center in December. In October 2002, we also closed our Roedermark, Germany (near Frankfurt) call center. Traffic generated through that site has been re-routed to our Croydon, England call center. In September 2003 we announced the execution of the final phase of the North America consolidation process, with the closure of our Chanhassen, Minnesota call center, which was completed at the end of the first quarter of 2004. All traffic generated through the closed sites has been successfully re-routed to our remaining North American call center in Reston, Virginia. In 2004, we will continue to pursue initiatives to improve our operating efficiency and profitability, including efforts to further centralize many of our functional teams and processes.

Item 5.   Operating and Financial Review and Prospects

Overview

General

We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become one of the leading specialist providers of interactive group collaboration and conferencing services and applications, based on 2003 revenues. We have evolved from a regional audio conferencing provider to become a global company earning 65.4% of our revenues outside Europe in 2003. Over time, we have also diversified the scope of our products and services.

In 2001, we completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States. Our income statements for 2001 include the results of Astound for nine months and the results of Vialog for eight months. The results of both companies were included for the full year in 2002 and thereafter.

Since these acquisitions, we have undertaken a major consolidation of our operations, integrating the activities of Vialog and significantly increasing automated services as a percentage of our activities. The shift to automated services has reduced our revenue growth, but increased our gross margin percentage, as automated services are priced lower than operator-assisted services but carry higher gross margin percentages. The consolidation resulted in the closure of four U.S. call centers and one European call center during 2002, and we closed an additional U.S. call center at the end of the first quarter of 2004. The consolidation was the main driver in the reduction in the number of our employees from 1,530 as of December 31, 2001 to 1,032 as of December 31, 2003. We have also streamlined and reorganized our senior management as a result of our more simplified operational structure.

In connection with our acquisition of Vialog, we incurred a significant amount of debt under a $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with financial ratios on a quarterly basis and to make principal repayments on a semi-annual basis. On April 30, 2003, we amended this agreement to reschedule principal payments under our credit facility and to modify our financial ratio requirements. See "— Liquidity and Capital Resources" below and Note 9 to our consolidated financial statements included in this annual report for more details.

Segments

We have four reportable business segments, including three geographic segments (North America, Europe and Asia Pacific) that cover our services other than video conferencing, as well as a global video segment that we segregated from our other services beginning in 2002 (we have restated our segment information for prior periods to reflect the separation of our global video segment). We make key decisions and evaluate operating performance on the basis of these segments. Our results of operations, broken down among our segments, are set forth in Note 18 to our consolidated financial statements included in this annual report.

Key Factors Affecting Results of Operations

Revenues

We generate our revenues primarily from fees charged to our customers for conferencing and related services. In our geographic segments, we earn services revenues from our *Genesys Meeting Center* and *Genesys Event Service* platforms, while in our global video segment we earn revenues from video conferencing services. The key drivers of our revenues in each of these areas are described below:

- *Genesys Meeting Center.*   This is our platform for automated services, providing fully integrated audio, video and Web conferencing accessible on demand through the Web and over the phone. We

bill services associated with our *Genesys Meeting Center* platform on a per-participant-per-minute basis under our *Multimedia Minute* pricing structure. Customers who subscribed to our services prior to the October 2003 launch of *Multimedia Minute* may continue to pay for our services on a monthly subscription basis, under which subscribing customers pay a monthly fee for a certain number of concurrent users in a virtual conference room. However, we intend to gradually migrate these subscription customers to our *Multimedia Minute* pricing structure.

- *Genesys Event Service.* This platform is the successor to our Genesys Events & Managed Services platform, and provides a fully operator managed audio conference service with integrated Web-based audio and video streaming applications. In connection with our *Genesys Event Service* platform, we bill our attended audio conferencing services on a per-line, per-minute basis, and we charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested. We launched *Genesys Event Service* in September 2003 after launching Genesys Events & Managed Services in May 2002. For the period from May 2002 to September 2003, our revenues and related costs for Genesys Events & Managed Services are comparable to those of *Genesys Event Service*. For comparability with periods prior to May 2002, we have grouped the revenues and related costs for our fully operated-assisted audio conference service, TeleEvent, and our Web-based audio and video streaming applications, EventStream and PowerStream, under our *Genesys Event Service* Platform.

- *Video conferencing.* Video conferencing is similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We bill our video conferencing services on a per-line, per-minute basis.

In addition to our services, we also earn other revenues from the sale of audio and video conferencing equipment, which we record under "Products," which we offer to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

We generally recognize revenue upon completion of conferencing services or at the time of shipment of equipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case we defer revenue recognition until these obligations are met. We include amounts billed in excess of revenue recognized as deferred revenue in our consolidated balance sheet.

Cost of Revenue and Gross Profit

Our cost of revenue consists of long distance telephone and network costs, operator and technical support wages and benefits, office expenses for operations staff, depreciation and maintenance on our teleconferencing bridges and telecommunications equipment and equipment product costs.

Of these costs, operator and technical support wages and benefits is the largest cost in delivering our managed event services and video conferencing services. For our automated services provided under *Genesys Meeting Center*, long distance telephone and network costs is the largest costs category. Our automated services carry higher gross margin percentages than our attended services and, as a result, we expect our gross margin percentage to increase if the percentage of total revenue from automated services continues to increase. The consolidation of our North American call centers and resulting cost savings has had a positive impact on our gross margin percentage, beginning in 2003.

Operating Income

Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses, which include the following:

- Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses;

- Selling and marketing expenses, which consist primarily of the costs of advertising and marketing materials and salaries and benefits paid to sales personnel;

- General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses. In 2001, 2002 and 2003, some costs relating to development of an integrated reservation and billing system were capitalized.

In 2002 and 2003, we also had a restructuring charge relating to our call center consolidation, which is shown as a separate component of our operating expenses. In addition, impairment of goodwill and other intangible assets, and amortization of intangible assets (and goodwill, prior to 2002) are recorded as operating expenses.

Impact of Exchange Rates

Our acquisitions have expanded our international operations and thus increased our exposure to exchange rate fluctuations, and in particular to the U.S. dollar. In 2002 and 2003, the U.S. dollar declined significantly compared to the euro, and as a result the comparability of our revenues and results of operations expressed in euros during the past three years was significantly impacted.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on our revenues from 2001 to 2003, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. We present our recalculated revenues in the table below (along with a presentation of our revenues in euros, as actually recorded in our financial statements). For this purpose, we have used the average for each quarter of the daily euro/U.S. dollar exchange rates for each of 2001, 2002 and 2003, respectively, which are the rates we used for translation purposes in our consolidated income statement. The average rates we have used are set forth in the table below. The annual U.S. dollar amounts provided in this section are the sums of the euro amounts for each quarter translated into U.S. dollars at the applicable euro/U.S. dollar exchange rate for that quarter.

		Average euro/U.S. dollar exchange rate (expressed in euros per dollar)
2001	Q1	1.083224
	Q2	1.145331
	Q3	1.122653
	Q4	1.116676
2002	Q1	1.141071
	Q2	1.087650
	Q3	1.016696
	Q4	0.999758
2003	Q1	0.931638
	Q2	0.879966
	Q3	0.889360
	Q4	0.840824

We believe that this analysis is useful because the majority of our revenues were actually earned in U.S. dollars. However, the change in our U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenues earned in euros. In the U.S. dollar table set forth below, euro revenues converted to U.S. dollars represent 12% of the total in 2001, 12% in 2002 and 15% in 2003.

Revenues in euros

| | Year ended December 31, | | | | |
| | **2001** | **2002** | | **2003** | |
	in thousands of €	**in thousands of €**	**% change 2001-2002**	**in thousands of €**	**% change 2002-2003**
Genesys Meeting Center	72,656	109,857	51.2%	108,272	(1.4)%
Genesys Event Service[1]	93,520	80,238	(14.2)%	44,579	(44.4)%
Video conferencing	10,944	8,973	(18.0)%	6,304	(29.7)%
Products	1,831	1,595	(12.9)%	345	(78.4)%
Total revenues	178,951	200,663	12.1%	159,500	(20.5)%

Revenues in U.S. dollars

| | Year ended December 31, | | | | |
| | **2001** | **2002** | | **2003** | |
	in thousands of $	**in thousands of $**	**% change 2001-2002**	**in thousands of $**	**% change 2002-2003**
Genesys Meeting Center	65,839	103,799	57.7%	122,254	17.8%
Genesys Event Service[1]	83,393	75,192	(9.8)%	50,069	(33.4)%
Video conferencing	9,789	8,377	(14.4)%	7,099	(15.3)%
Products	1,640	1,494	(8.8)%	389	(74.0)%
Total revenues	160,661	188,862	17.6%	179,811	(4.8)%

(1) For the period from May 2002 to September 2003, revenues set forth under the heading "*Genesys Event Service*" relate to Genesys Events & Managed Services. For periods prior to May 2002, revenues set forth under this heading relate to predecessor services. See "Overview — Key Factors Affecting Results of Operations — Revenues" above.

In the discussion of our year-on-year results of operations set forth below, we discuss more specifically the impact of the decline of the U.S. dollar in 2002 and 2003 on our revenues and results of operations in euros, which is our functional currency.

Seasonality of Business

Our volume of business is primarily driven by the usage of our services during regular business days. However, our volume level is impacted by seasonality mainly from decreased use of conferencing services by businesses during significant vacation periods, particularly in the months of July, August and December.

Impact of Call Center Consolidation

In 2002, our results of operations were significantly affected by the closure of five call centers, four in the United States and one in Germany. In 2002, we recorded an accrual of €7.7 million for restructuring costs relating to the U.S. closures and €0.6 million relating to the German closure. Of the €7.7 million accrued restructuring costs relating to the U.S. closures, €3.8 million was recorded as a restructuring charge, which is shown as a separate line item in our consolidated statements of operations. The remaining €3.9 million of the accrual was recorded as an increase to goodwill as prescribed by U.S. GAAP, because it related to two of the call centers obtained with the Vialog acquisition and their closing was a result of the excess capacity we had as a result of the acquisition. The accrual for closing the Roedermark, Germany call center was recorded as a restructuring charge.

We continued to experience the effects of our consolidation efforts in 2003, although to a lesser degree. In 2003, we announced the closure of our call center in Chanhassen, Minnesota, and the transitioning of its call volumes to our high-capacity call center at Reston, Virginia, completed at the end of the first quarter of 2004. At December 31, 2003, we accrued €0.4 million of costs in connection with this

restructuring. For a detailed discussion of our restructuring costs associated with the call center closures, see Note 13 to our consolidated financial statements included in this annual report.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

We use EBITDA as an important measure of the performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the impact of depreciation and amortization. We define EBITDA as earnings (loss) before interest, our share of earnings/losses in equity affiliates, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP or as a measure of profitability or liquidity. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

We believe that the most directly comparable GAAP measure to EBITDA is net income (loss). The following table reconciles EBITDA to net loss for the periods indicated.

	2001	2002	2003
	(in thousands of €)		
Net loss	(98,527)	(113,766)	(11,353)
Income tax expense (credit)	484	(5,043)	(8,842)
Equity in loss (income) of affiliated company	55	8	(22)
Financial expense, net	6,722	8,987	4,501
Depreciation	15,862	15,728	10,845
Amortization of goodwill and intangibles	30,768	13,888	9,595
Impairment of goodwill and intangibles	61,269	93,613	28,057
EBITDA	16,633	13,415	32,781
Restructuring charge	—	4,336	1,115
Other non-recurring charges	294	9,001	—
EBITDA before non-recurring charges	16,927	26,752	33,896

EBITDA included non-recurring charges of €1.1 million in 2003 relating to restructuring in the United States. EBITDA included non-recurring charges of €13.3 million in 2002, as follows: €4.3 million in restructuring charges for call center consolidation in North America and Germany, €3.2 million for the early termination of a Rich Media contract, €1.6 million of duplicate costs and retention bonuses associated with the consolidation of call centers in North America, €1.2 million for severance of general and administrative staff, €1.2 million for early fulfillment of a U.S. long distance contract, €0.9 million for streamlining the senior management and €0.9 million for separation costs of selling and marketing staff. EBITDA included non-recurring charges of €0.3 million in 2001. Before non-recurring charges, EBITDA gradually increased from 2001 to 2003, increasing from €16.9 in 2001 to €26.7 million in 2002 and to €33.9 million in 2003.

Year ended December 31, 2003 compared with year ended December 31, 2002

Revenue

Total revenues decreased 20.5% from €200.7 million in 2002 to €159.5 million in 2003. The principal reason for the decline in our revenues was the 16.4% decline in the value of the U.S. dollar against the euro in 2003. Based on 2002 exchange rates, our euro revenues in 2003 would have been 11.2% below our euro revenues in 2002. This decline was also primarily due to the continuing shift of customers towards our automated services, which carry higher margins but are sold at a lower average price per-minute than operator-assisted services.

Operationally, we realized significant volume increases. Our call volume minutes increased from 1,162 million in 2002, to 1,312 million in 2003. Automated services represented 83.4% of total call volumes in 2003, compared to 71.5% in 2002.

The following table breaks down our revenues by segments (excluding intercompany sales) for each of 2002 and 2003 in euros and expressed as a percentage of total revenues:

| | Year ended December 31, | | | |
| | 2002 | | 2003 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	126,977	63.3%	90,181	56.5%
Europe	58,233	29.0%	55,177	34.6%
Asia-Pacific	6,480	3.2%	7,698	4.8%
Global Video	8,973	4.5%	6,444	4.1%
Total revenues	200,663	100.0%	159,500	100.0%

In North America, our revenues decreased 29.0%, principally due to the 16.4% depreciation of the value of the U.S. dollar against the euro and, to a lesser extent, our customers' increased use of automated services and overall price erosion. In U.S. dollars, our North American revenues decreased by only 15.0% from $119.4 million in 2002 to $101.5 million in 2003. Our European revenues decreased by 5.2%, principally due to price erosion and the migration of our customers to our automated services. Revenues in our Global Video division declined 28.2% principally due to the currency exchange effects, as well as price erosion and the migration of our customers to our other services.

Among our services, we continue to experience a shift from our operator-assisted services to our automated *Genesys Meeting Center* services. The following table sets forth our revenues for 2002 and 2003 by category and expressed as a percentage of total revenues.

| | Year ended December 31, | | | |
| | 2002 | | 2003 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
Genesys Meeting Center	109,857	54.7%	108,272	67.8%
Genesys Event Service[1]	80,238	40.0%	44,579	28.0%
Video conferencing	8,973	4.5%	6,304	4.0%
Products	1,595	0.8%	345	0.2%
Total revenues	200,663	100.0%	159,500	100.0%

(1) For the period from May 2002 to September 2003, revenues set forth under the heading "*Genesys Event Service*" relate to Genesys Events & Managed Services. For periods prior to May 2002, revenues set forth under this heading relate to predecessor services. See "Overview — Key Factors Affecting Results of Operations — Revenues" above.

Revenues from our automated *Genesys Meeting Center* platform decreased by 1.4%, from €109.9 million during 2002 to €108.3 million during 2003. The main reason for the decrease is the depreciation of the value of the U.S. dollar against the euro. Based on 2002 exchange rates, our *Genesys Meeting Center* revenues in euros would have increased by 9.0% in 2003 compared to 2002. Call volume minutes increased, from 831 million in 2002 to 1,094 million in 2003. This call volume increase was mainly attributable to the continued migration of customers from our assisted services to *Genesys Meeting Center*'s automated services in 2003, as well as increased utilization of these services by our existing customers in 2003. The effects of this volume increase were partially offset by price erosion associated with intense competition, in particular in the context of bidding for major client contracts.

Revenues from our *Genesys Event Service* platform (or its predecessor) decreased by 44.4%, from €80.2 million during 2002 to €44.6 million during 2003, primarily due to the decrease in volume, related in part to the migration of our customers to our automated service, as well as the depreciation of the value of the U.S. dollar against the euro during this period. Based on 2002 exchange rates, our *Genesys Event Service* revenues in euros would have decreased by 36.1% in 2003 compared to 2002. Call volume minutes also decreased by 34.7%, from 326 million in 2002 to 213 million in 2003.

Revenues from our Global Video division decreased by 29.7% from €9.0 million in 2002 to €6.3 million in 2003, principally due to the decrease in volume related to the migration to other services, accentuated by the depreciation of the value of the U.S. dollar against the euro and price erosion. Based on 2002 exchange rates, our Global Video revenues in euros would have decreased by 23.5% in 2003 compared to 2002. Conferencing volume minutes decreased, from 5 million in 2002 to 4 million in 2003.

Gross Profit

Our gross profit decreased by 9.5%, from €113.2 million in 2002 to €102.4 million in 2003. This decrease is principally as a result of the depreciation of the value of the U.S. dollar against the euro. As a percentage of our revenues, gross profit increased from 56.4% in 2002 to 64.2% in 2003. The margin improvement reflected the accelerated migration from our operator-assisted services to our automated services, in particular in the U.S. Automated services, which represented 83.4% of our total call volumes compared to 71.5% in 2002, realize a greater gross margin than our operator-assisted services. The gains in gross margin from the migration to automated services were offset partially by price erosion due to competitive pressures. In 2002, gross margin was adversely impacted by two categories of non-recurring costs, which were a €1.2 million charge relating to the early fulfillment of our obligations under a U.S. long distance supplier contract, and a €1.6 million charge for duplicate personnel costs related to the North American call center consolidation.

The following table sets forth our gross profit by segment for 2002 and 2003, both as an absolute amount and as a percentage of segment revenues.

| | Year ended December 31, | | | |
| | 2002 | | 2003 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	63,823	50.3%	52,335	58.0%
Europe	43,562	74.8%	44,023	79.8%
Asia-Pacific	3,636	56.1%	4,752	61.7%
Global Video	2,199	24.5%	1,247	19.4%
Total gross profit	113,220	56.4%	102,357	64.2%

The 7.8% increase in our gross margin, expressed as a percentage of revenues, in North America resulted principally from the continued migration of our customers from assisted services toward automated services in addition to savings from our call center consolidation (four of six call centers in the U.S. were closed in 2002) and the absence in 2003 of the non-recurring charges incurred in 2002, as described above. In Europe, the improvement of 5.0% in gross margin expressed as a percentage of revenues resulted from an increase in volumes in tandem with a decrease in the costs of infrastructure (bridges) and the rationalization of these costs. The improvement of 5.6% in gross margin expressed as a percentage of revenues in Asia-Pacific was due primarily to an increase in volumes, in particular our automated services (where volumes increased 88%).

Operating Loss and Operating Expenses

Our operating loss decreased from €109.8 million in 2002 to €15.7 million in 2003. The magnitude of our 2002 operating loss was primarily a result of an impairment charge as a result of the application of Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144, as discussed below. Impairment charges also contributed to our operating loss in 2003. The impairment charges recorded in 2003 were primarily related to the customer lists of Vialog acquired in 2001 and, to a lesser extent, to the customer lists of Aloha Conferencing and Williams Communications, acquired in 1999, and to goodwill associated with the acquisition of North American businesses in 1999 and 2001. Excluding the impact of impairment of goodwill and other intangibles, our operating loss would have been €16.2 million in 2002, and we would have recorded operating income of €12.3 million in 2003. Our improvement in 2003, apart from the reduction in impairment charges, resulted from cost savings in our selling and marketing and general and administrative expenses associated with our call center closings, as well as the favorable effects of the decline of the U.S. dollar resulting from the translation of our U.S. dollar costs to euros. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2002 and 2003 by major category.

| | Year ended December 31, | | | |
| | 2002 | | 2003 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
Research and development	4,734	2.4%	4,183	2.6%
Selling and marketing	49,976	24.9%	37,394	23.4%
General and administrative	56,487	28.2%	37,729	23.7%
Restructuring charge	4,336	2.1%	1,115	0.7%
Impairment of goodwill and other intangibles	93,613	46.7%	28,057	17.6%
Amortization of goodwill and other intangibles	13,888	6.9%	9,595	6.0%
Total operating expenses	223,034	111.2%	118,073	74.0%

Research and Development

Our research and development expenses decreased marginally, from €4.7 million in 2002 to €4.2 million in 2003. As a percentage of our total revenues, research and development expenses increased slightly from 2.4% in 2002 to 2.6% in 2003, largely as a result of the decrease in our total revenues. In 2003, our major research and development activities were the development and enhancement of our *Genesys Meeting Center* and *Genesys Event Service* platforms.

Selling and Marketing

Our selling and marketing expenses decreased by €12.6 million, or 25.2%, from €50.0 million in 2002 to €37.4 million in 2003. The decrease in our selling and marketing expenses is principally a result of the favorable effects of the depreciation of the value of the U.S. dollar against the euro and of streamlining our sales and marketing teams. Additionally, our 2002 selling and marketing expenses included a one-time employee separation cost of €0.9 million in connection with the call center consolidations. Expressed as a percentage of our total revenues, our selling and marketing expenses declined from 24.9% in 2002 to 23.4% in 2003.

General and Administrative

Our general and administrative expenses decreased by €18.8 million, or 33.2%, from €56.5 million in 2002 to €37.7 million in 2003. The decrease in our general and administrative expenses is principally the result of the favorable effects of the depreciation of the value of the U.S. dollar against the euro. Additionally, a portion of the decrease is attributable to the inclusion, in 2002 general and administrative expenses, of €4.0 million of non-recurring items, including €2.5 million related to the termination of a rich media contract, €0.9 million for the senior management realignment and streamlining decided in December 2002 and €0.6 million of separation costs, partly relating to our North America restructuring. Excluding these non-recurring items, our general and administrative expenses would have decreased by 26.8% in 2003. Expressed as a percentage of total revenues, our general and administrative expenses decreased from 28.2% in 2002 (or 26.2% excluding the non-recurring items referred to above) to 23.7% in 2003.

Restructuring Charge

In 2003, we recorded a restructuring charge of €1.1 million, associated with separation costs for certain managers in North America (€0.6 million) and the closing of the Chanhassen, Minnesota call center (€0.5 million). In 2002, the restructuring charge of €4.3 million is associated with the closing of call centers in North America (€3.7 million) and Germany (€0.6 million).

Impairment of Goodwill and Other Intangibles

In 2003, we recorded an impairment charge of €28.0 million relating primarily to the carrying value of customer lists, which were intangible assets identified during the acquisition of Vialog. In 2002, we recorded €93.6 million of impairment charges, relating primarily to goodwill in respect of Vialog, as well as to technology acquired in the Astound transaction. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this annual report.

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles decreased 30.9% from €13.9 million in 2002 to €9.6 million in 2003. The decrease of amortization expenses in 2003 is mainly the result of the reduction in goodwill being amortized following impairment charges, and to a lesser extent, the favorable effects of the depreciation of the value of the U.S. dollar against the euro.

Operating Loss by Segment

The following table breaks down our operating loss by segment for each of 2002 and 2003.

	Year ended December 31,	
	2002	2003
	(in thousands of €)	
North America	(103,520)	(20,055)
Europe	15,904	18,708
Asia-Pacific	(232)	739
Global Video	(1,131)	1,247
Corporate[1]	(20,835)	(16,355)
Total operating loss	(109,814)	(15,716)

(1) Corporate includes primarily non-operating charges and expenses and research and development expenses.

EBITDA

Our EBITDA nearly tripled from €13.4 million, or 6.7% of revenue in 2002, to €32.8 million, or 20.6% of revenue in 2003. For a reconciliation of EBITDA to net loss, see "Overview — EBITDA" above and Note 18 to our consolidated financial statements included in this annual report.

The following table sets forth our EBITDA by segment for 2002 and 2003, both as an absolute amount and as a percentage of segment revenues.

	Year ended December 31,			
	2002		2003	
	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues
North America	12,808	10.1%	22,096	24.5%
Europe	21,601	37.1%	21,754	39.4%
Asia-Pacific	663	10.2%	1,197	15.5%
Global Video	10	0.1%	2,025	31.4%
Corporate	(21,667)	n.s.	(14,291)	n.s
Total	13,415	6.7%	32,781	20.6%

Our EBITDA margin improved in all of our geographic segments and in our Global Video division, largely as a result of the migration of our customers toward automated services, which are associated with higher margins, in addition to savings from our call center consolidation and our plans to reduce operating expenses.

Financial Income (Expense)

Net financial expenses decreased 50.0% from €9.0 million in 2002 to €4.5 million in 2003, principally as a result of a decrease in our interest expense resulting from the decline in the U.S. dollar (as our obligations under our principal credit agreement are denominated mainly in U.S. dollars).

In addition, our foreign exchange gain increased by €2.4 million from €1.3 million in 2002 to €3.7 million in 2003. This increase is mainly due to unrealized and realized exchange gains that we recorded for accounts payable, current liabilities and the short-term portion of long-term debt expressed in U.S. dollars, due to the decline of the U.S. dollar against the euro in 2003.

Income Tax

We recorded an income tax credit of €8.8 million in 2003 compared to an income tax credit of €5.0 million in 2002. Our 2003 tax credit is principally related to the amortization and impairment of identifiable intangible assets in connection with the acquisition of identifiable intangible assets (primarily customer lists) of North American businesses. The 2002 figure similarly reflected a deferred tax credit relating to the amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog, as discussed in more detail under " — Year ended December 31, 2002 compared with year ended December 31, 2001 — Income Tax."

Net Loss

For the foregoing reasons, we recorded a net loss of €11.4 million in 2003 compared to a net loss of €113.8 million in 2002. Our net loss per share was €0.69 in 2003, compared to €7.32 in 2002, reflecting both our reduced net loss and an increase in the weighted average number of shares resulting primarily from the completion of our rights offering in August 2003. Excluding the charges for impairment and amortization of goodwill and other intangible assets, we would have recorded net income of €26.3 million in 2003, compared to a net loss of €6.3 million in 2002.

Year ended December 31, 2002 compared with year ended December 31, 2001

Revenue

Total revenues increased from €179.0 million in 2001 to €200.7 million in 2002, an increase of 12.1%. Our revenues were significantly impacted by the inclusion of a full year of revenues from Vialog and to a lesser extent, Astound, and by exchange rates. Although we have integrated the revenues for the companies acquired during 2001 into the respective operating segments, these companies generated €31.5 million of revenues in 2001 prior to the date of acquisition. On the other hand, our revenues were adversely affected by a decline of 5.3% in the annual average translation rate of the U.S. dollar expressed in euros in 2002. As a result of this decline, our North America revenues were €6.5 million lower than they would have been if the 2001 average translation rates had remained unchanged in 2002.

Operationally, we realized significant volume increases, as call volume minutes increased from 727 million in 2001 (or 868 million in 2001 when combined with Vialog's minutes for the first four months of 2001), to 1,162 million in 2002. The revenue impact of the volume increase was offset by reduced prices due to competitive pressures and favorable prices provided on large contracts, and the migration of our customers from assisted services to lower-priced, automated services.

We experienced significant volume increases in each of our operating segments. Additionally, in North America, we reported a significant increase in revenues, due principally to the full year consolidation of Vialog and, to a lesser extent, Astound, partially offset by the unfavorable impact of the U.S. dollar exchange rate. In U.S. dollars, North American revenues increased by 24.1%, from $96.2 million in 2001 to $119.4 million in 2002. European revenues grew by 8.3%, led by a €2.0 million increase in revenues from the development of our Scandinavian business. Video revenues declined due to the decline of the U.S. dollar exchange rate and the launch of automated, lower-priced video service.

The following table breaks down our revenues by segments for each of 2001 and 2002 in euros and expressed as a percentage of total revenues:

| | Year ended December 31, | | | |
| | 2001 | | 2002 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	108,035	60.4%	126,977	63.3%
Europe	53,762	30.0%	58,233	29.0%
Asia-Pacific	6,210	3.5%	6,480	3.2%
Global Video	10,944	6.1%	8,973	4.5%
Total revenues	178,951	100.0%	200,663	100.0%

Among our services, we experienced a significant shift from our assisted events and managed services to our automated *Genesys Meeting Center* services. The following table sets forth our revenues for 2001 and 2002 by category and expressed as a percentage of total revenues.

| | Year ended December 31, | | | |
| | 2001 | | 2002 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
Genesys Meeting Center	72,656	40.5%	109,857	54.7%
Genesys Event Service[1]	93,520	52.3%	80,238	40.0%
Video conferencing	10,944	6.1%	8,973	4.5%
Products	1,831	1.1%	1,595	0.8%
Total revenues	178,951	100.0%	200,663	100.0%

(1) Revenues set forth under the heading "*Genesys Event Service*" relate to predecessor services. See "Overview — Key Factors Affecting Results of Operations — Revenues" above.

Revenues from our automated *Genesys Meeting Center* platform (or its predecessor) increased by 51.2%, from €72.7 million during 2001 to €109.9 million during 2002. Call volume minutes more than doubled, from 393 million in 2001 (or 441 million in 2001 when combined with Vialog's minutes for the first four months of 2001), to 831 million in 2002. Expressed in value and volume, this increase was mainly attributable to the continuous migration of our customers from assisted services to automated services in 2002, particularly in North America where the attended services portion in total revenues was high in 2001 (as most of Vialog's customers used that service before we acquired Vialog).

Conversely, revenues from our *Genesys Event Service* platform (or its predecessors) decreased by 14.2%, from €93.5 million during 2001 to €80.2 million during 2002, primarily due to the migration of customers to automated services, as mentioned above. Call volume minutes also decreased by 1.2%, from 330 million in 2001 (or 422 million in 2001 when combined with Vialog's minutes for the first four months of 2001), to 326 million in 2002.

Video conferencing revenues decreased by 18.0%, from €10.9 million during 2001 to €9.0 million during 2002. The reasons for this decrease are described above, as this service represents our Global Video segment. Call volume minutes increased, from 4 million in 2001 to 5 million in 2002.

Gross Profit

Our gross profit increased by 10.1%, from €102.8 million in 2001 to €113.2 million in 2002. This increase of €10.4 million primarily resulted from a full year of gross profit from Vialog, partially offset by the negative impact of the U.S. dollar exchange rate, which reduced gross profit by approximately

€3.4 million. In addition, gross profit was adversely impacted by the reduction in the unit price of minutes sold, discussed above, as well as two categories of non-recurring costs, which were a €1.2 million charge relating to the early fulfillment of our obligations under a U.S. long distance supplier contract, and a €1.6 million charge for duplicate personnel costs related to the North American call center consolidation in 2002, which are not permitted to be included in the separate restructuring charge line on the Income Statement under U.S. GAAP.

As a percentage of revenues, gross profit decreased from 57.4% in 2001 (or 56.8% in 2001 when combined with Vialog for the first four months of 2001) to 56.4% in 2002. The non-recurring items cited above had an impact of 1.0% of revenues.

The following table sets forth our gross profit by segment for 2001 and 2002, both as an absolute amount and as a percentage of segment revenues.

| | Year ended December 31, | | | |
| | 2001 | | 2002 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
North America	58,134	53.8%	63,823	50.3%
Europe	39,556	73.6%	43,562	74.8%
Asia-Pacific	3,138	50.5%	3,636	56.1%
Global Video	1,947	17.8%	2,199	24.5%
Total gross profit	102,775	57.4%	113,220	56.4%

Our gross margin in 2002 was impacted by the increase in the proportion of our revenues earned in North America, as our gross margin is significantly higher in Europe than in North America. We expect the savings from the consolidation of call centers completed in 2002 to have a favorable impact on our gross margin, starting in 2003. Excluding the non-recurring costs described above, the gross margin for North America decreased from 53.8% in 2001 to 52.5% in 2002. In Europe, our gross margin increased, principally as a result of a shift from attended to automated services in the United Kingdom.

Operating Loss and Operating Expenses

Our operating loss increased from €91.3 million in 2001 to €109.8 million in 2002. This increase was primarily a result of the increased impairment charge partly offset by the elimination of goodwill amortization as a result of the application of Statement of Financial Accounting Standards No 142, as discussed above. Excluding the impact of amortization and impairment of goodwill and other intangibles, our operating income would have been €0.8 million in 2001, and we would have recorded an operating loss of €2.3 million in 2002. The principal reason for this operating loss was the impact of the restructuring

charge of €4.3 million relating to our call center closings. The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2001 and 2002 by major category.

| | Year ended December 31, | | | |
| | 2001 | | 2002 | |
	in thousands of €	% of revenues	in thousands of €	% of revenues
Research and development	5,366	3.0%	4,734	2.4%
Selling and marketing	42,718	23.9%	49,976	24.9%
General and administrative	53,920	30.1%	56,487	28.2%
Restructuring charge	—	—	4,336	2.1%
Impairment of goodwill and other intangibles ...	61,269	34.2%	93,613	46.7%
Amortization of goodwill and other intangibles ..	30,768	17.2%	13,888	6.9%
Total operating expenses	194,041	108.4%	223,034	111.2%

Research and Development

Our research and development expenses decreased, from €5.4 million in 2001 to €4.7 million in 2002. They also decreased as a percentage of our total revenues from 3.0% in 2001 to 2.4% in 2002.

Selling and Marketing

Our selling and marketing expenses increased, from €42.7 million in 2001 to €50.0 million in 2002, and increased by 1% as a percentage of our total revenues from 23.9% in 2001 to 24.9% in 2002. Selling and marketing expenses of Vialog and Astound before our acquisition amounted to €6.1 million in 2001. The remaining amount of increase mainly related to the expansion of our global marketing team. Additionally, selling and marketing expenses included €0.9 million of employee separation costs in 2002.

General and Administrative

Our general and administrative expenses increased, from €53.9 million in 2001 to €56.5 million in 2002 in 2002. General and administrative expenses of Vialog and Astound before our acquisition amounted to €6.9 million in 2001. Additionally, general and administrative expenses included €4.0 million of non-recurring items in 2002, including €2.5 million related to the termination of a rich media contract, €0.9 million for the senior management realignment and streamlining decided in December 2002 and €0.6 million of separation costs, partly relating to our North America restructuring. In 2001, general and administrative expenses included €0.3 million of non-recurring items. Excluding these non-recurring items, our general and administrative expenses would have decreased, from €53.6 million in 2001 to €52.5 million in 2002. This decrease is due to cost reduction efforts implemented throughout 2002 and the favorable impact of currency exchange rate movements, as the dollar depreciated against the euro. Our general and administrative expenses decreased as a percentage of total revenues from 30.1% in 2001 to 28.2% in 2002.

Restructuring Charge

In 2002, we recorded a restructuring charge of €4.3 million, associated with the closing of call centers in North America (€3.7 million) and Germany (€0.6 million).

Impairment of Goodwill and Other Intangibles

Impairment of goodwill and other intangibles increased from €61.3 million in 2001 to €93.6 million in 2002. These impairment charges resulted from our review, done with the assistance of an independent valuation consulting company, of the carrying value of our goodwill and certain identifiable intangible assets that were recorded in connection with our various acquisitions. In 2001, the impairment charge was mainly associated with the 2001 acquisition of Astound (€32.8 million) and our 1999 and 2000 acquisitions relating to video-conferencing (€20.6 million). In 2002, the impairment charge was mainly related to our North America operating segment (€93.3 million). For additional information regarding this impairment charge, see Note 3 to our consolidated financial statements included in this annual report.

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles decreased from €30.8 million in 2001 to €13.9 million in 2002. The decrease of amortization charges by €16.9 million in 2002 is mainly the combined result of the impairment recorded in December 31, 2001 and October 1, 2002, and the adoption of Statement of Financial Accounting Standards No 142, which prohibits the amortization of goodwill and indefinite-lived intangible assets.

Operating Loss by Segment

The following table breaks down our operating loss by segment for each of 2001 and 2002.

	Year ended December 31,	
	2001	2002
	(in thousands of €)	
North America	(62,611)	(103,520)
Europe	(7,986)	15,904
Asia-Pacific	(618)	(232)
Global Video	(24)	(1,131)
Corporate[1]	(20,027)	(20,835)
Total operating loss	(91,266)	(109,814)

(1) Corporate includes primarily non-operating charges and expenses and research and development expenses.

In Europe, the favorable change of €23.9 million is mainly the result of an impairment charge of €19.4 million in 2001, compared to no impairment charge in 2002.

EBITDA

Our EBITDA decreased from €16.6 million, or 9.3% of revenue in 2001, to €13.4 million, or 6.7% of revenue in 2002. For a reconciliation of EBITDA to net loss, see "Overview — EBITDA" above.

The following table sets forth our EBITDA by segment for 2001 and 2002, both as an absolute amount and as a percentage of segment revenues.

| | Year ended December 31, | | | |
| | 2001 | | 2002 | |
	in thousands of €	% of segment revenues	in thousands of €	% of segment revenues
North America	12,532	11.6%	12,808	10.1%
Europe	21,116	39.3%	21,601	37.1%
Asia-Pacific	472	7.6%	663	10.2%
Global Video	1,474	13.5%	10	0.1%
Corporate	(18,961)	n.s.	(21,667)	n.s.
Total	16,633	9.3%	13,415	6.7%

The decline in our EBITDA margin in North America in 2002 was due largely to the same factors that caused our gross margin in this segment to decline and the restructuring charge of €3.8 million, as described above. In Europe, we recorded a reduction in EBITDA margin in 2002 despite an increase in gross margin, principally as a result of non-recurring charges associated with the termination of a Rich Media contract for €1.1 million (the additional €2.1 million of the €3.2 million total charge was reported in our corporate segment) and the closure of our German call center for €0.6 million. Our EBITDA margin declined substantially in our Global Video segment due to the lower reported revenues and similar level of operating expenses, despite the fact that our gross margin in this segment improved slightly.

Financial Income (Expense)

Net financial expenses increased from €6.7 million in 2001 to €9.0 million in 2002, principally as a result of the impact of including a full year of the interest expenses on our U.S. $125 million credit facility that we signed in April 2001 in connection with the Vialog acquisition, as opposed to eight months of interest expense on this credit facility in 2001. Additionally, the foreign exchange gain decreased from €1.5 million in 2001 to €1.3 million in 2002.

Income Tax Expense

We recorded income tax expense of €0.5 million in 2001 and an income tax credit of €5.0 million in 2002. The net change of €5.5 million mainly consists of an €8.5 million deferred tax credit relating to the amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001. This effect was partly offset by €4.8 million expenses recorded in 2001 for acquisition costs of companies classified in goodwill and identifiable intangible assets. The remaining change is mainly explained by current tax in the countries where we pay income tax, particularly in the United Kingdom and, to a lesser extent, Sweden.

Net Loss

For the foregoing reasons, we recorded a net loss of €113.8 million in 2002 compared to a net loss of €98.5 million in 2001. Excluding the charges for impairment and amortization of goodwill and other intangible assets, our net loss would amount to €6.3 million in 2002, compared to €6.5 million in 2001.

Liquidity and Capital Resources

General

Our liquidity requirements are driven primarily by our working capital requirements, capital expenditures on telecommunications and bridging equipment, servers, computers and software, our debt service requirements and, until 2001, our acquisitions. To date, we have funded our liquidity requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

At December 31, 2003, our principal sources of liquidity included €15.6 million in cash and cash equivalents and a total of €3.9 million of short-term credit facilities (all of which was used as of December 31, 2003). The terms of our U.S. $125 million credit facility may limit our ability to borrow under our short-term credit facilities. Nonetheless, we believe that our capital resources are sufficient to meet our current working capital needs.

In connection with the acquisition of Vialog in April 2001, we and Vialog entered into a U.S. $125 million credit facility which was used to refinance the existing debt of our company and Vialog and for working capital purposes. This facility, which is described in more detail below, was amended on April 30, 2003 to extend the repayment schedule.

Cash Flows

Cash and cash equivalents increased from €10.0 million at the end of December 2002 to €15.6 million at the end of December 2003.

We generated cash of €17.3 million in operating activities in 2003, compared to €7.2 million in 2002. The improvement resulted mainly from our reduced net loss (apart from the reduction in impairment charges). In addition, we recorded a decrease in accounts receivable of €2.3 million due to the reduction of the day of sales outstanding as of December 31, 2003 compared to December 31, 2002 and to lower reported revenues in the fourth quarter of 2003 compared to the fourth quarter of 2002. These favorable items were partially offset by an increase in other assets of €5.4 million, including €3.5 million of advance payments to suppliers that were accelerated into December 2003 in order to take advantage of certain purchase incentives, a decrease in accounts payable of €4.3 million and a decrease in other liabilities of €3.4 million, which was mainly due to the reduction of accrued restructuring expenses and severance of €3.6 million.

We used cash of €9.4 million in investing activities in 2003. Our capital expenditures were €9.5 million, primarily for telecommunications and bridging equipment and servers and, to a lesser extent, computers and software. Of this figure, €3.5 million represents accelerated capital expenditures for 2004 that were made at the close of 2003 in order to benefit from reduced prices offered by our providers. Our capital expenditures as a percentage of revenues were 8.9%, 3.4% and 5.9% of revenues in 2001, 2002 and 2003, respectively.

We used cash of €1.0 million in financing activities in 2003, reflecting primarily the payment of €1.2 million of principal under our U.S. $125 million credit facility, which was restructured in 2003.

Contractual Obligations and Commercial Commitments

As of December 31, 2003, the repayment schedule for all of our contractual obligations and commercial commitments is as follows:

	Payments due by period				
	2004	2005-2006	2007-2008	2009 and thereafter	Total
	(in thousands of €)				
Term loans, variable rate	14,252	41,172	29,295	—	84,719
Revolving loans, variable rate	—	—	7,918	—	7,918
Term loans, fixed rate	37	—	—	—	37
3% Convertible notes	4,275	4,275	—	—	8,550
Interest free loan from ANVAR	—	84	70	—	154
Capital lease obligations	55	67	40	—	162
Total long-term debt, excluding accrued interest	18,619	45,598	37,323	—	101,540
Operating leases	5,881	6,192	3,284	1,816	17,173
Other long term liabilities(1)	1,740	2,380	550	243	4,913
Total contractual cash obligations	26,240	54,170	41,157	2,059	123,626

(1) Other long-term liabilities include primarily accrued restructuring expenses associated with consolidation of call centers and the fair value of our interest-rate swap agreement obligation.

Bank Financing Restructuring

U.S. $125 Million Credit Facility

On April 20, 2001, we and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter,

replaced our then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to our acquisition of Vialog. Prior to the signature on April 30, 2003 of the amendment described under "Financial Restructuring" below, the U.S. $125 million credit facility included the following terms:

— a U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

— a U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum.

— a U.S. $35 million senior term loan facility granted to our company, which we used to partially refinance our existing debt. This facility initially matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

— a U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

— a U.S. $5 million revolving loan facility granted to our company, which we use for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

Terms of the Financial Restructuring

On April 11, 2003, we reached an agreement in principle with our lenders under the U.S. $125 million credit facility, several of the holders of our 3% convertible bonds and certain of our shareholders (some of whom are also bondholders) on a financial restructuring plan that was designed to facilitate our continuing growth in the coming years. The agreement was negotiated with the assistance of a mediator who had been appointed by a French court at our request to facilitate the renegotiation process.

The financial restructuring is essentially comprised of:

• an amendment to our April 2001 U.S. $125 million credit facility that extends the maturity of the remaining principal through October 2008;

• deferral of the maturity date for 50% of the principal of our outstanding 3% convertible bonds; and

• a €6.2 million offering of rights to subscribe for our ordinary shares.

Amendments to our April 2001 U.S. $125 Million Credit Facility

On April 30, 2003, we signed an amendment to our April 2001 U.S. $125 million credit facility with our main bank creditors. The amendment was subject to certain conditions that were subsequently met. The amendment provides for the extension of the maturity of the U.S. $118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments.

As amended, U.S. $7 million of principal will be payable on April 30, 2004 and U.S. $11 million of principal will be payable on October 31, 2004, with varying amounts of principal payable every six months thereafter until maturity. Interest will continue to be paid semi-annually on April 30 and October 31 of each year, subject to an increase of up to 200 basis points, commencing in 2007.

We have also agreed to prepay the loan if our excess cash flows (excluding the proceeds of the rights offering) exceed certain levels.

All amounts borrowed are repayable at any time in whole or in part at our option.

The U.S. $125 million credit facility requires us to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. Prior to the April 30, 2003 amendment, we received a waiver from the Banks, which cured the non-compliance of certain financial covenants at December 31, 2002. Thereafter, those covenants were amended by the April 2003 amendment as follows.

- we must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) of no less than 0.7 as at December 31, 2003, increasing to 1.5 in 2004 and decreasing thereafter;

- we must maintain an interest cover ratio (consolidated EBITDA over consolidated net interest expense), of no less than 4.5 as at December 31, 2003, increasing to 5.0 during 2004 and stable thereafter;

- we must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) of no more than 3.3 as at December 31, 2003 (decreasing progressively to 1.5 in 2006); and

- we must not make annual capital expenditures in excess of €12 million (increasing progressively to €16 million in 2007).

Compliance with the above ratios is tested quarterly, at the end of each quarter from March 31, 2003 through September 30, 2008. The restriction on capital expenditures is tested on an annual basis.

We are currently in compliance with all of the financial covenants under our credit facility, as amended.

In addition, the credit facility places limits on our ability to make capital expenditures or incur additional indebtedness, and prohibits our payment of dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the accounts receivable of our principal U.S. subsidiary. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and subject to acceleration by our lenders.

3% Convertible Bonds due 2004 and 2005

On May 26, 2003, at our request and as part of the financial restructuring plan, the bondholders of our 3% convertible bonds approved the rescheduling of 50% of the principal repayment (all of which had been due September 1, 2004). We will repay 50% of the outstanding principal (€8.75 million) on September 1, 2004 and the remaining 50% of the outstanding principal on October 31, 2005. The conversion ratio of the bonds into shares was also modified as part of our financial restructuring, so that each bond is now convertible into 1.08 shares.

Subscription Rights Offering and Reduction in Capital

In August 2003, we raised €6.2 million in cash, inclusive of the issuance premium, in an equity rights offering, with preferential subscription rights as a condition to the financial restructuring. We issued 2,814,944 new ordinary shares, which were quoted on the *Nouveau Marché* of Euronext Paris starting August 6, 2003. We have agreed to use the proceeds of the rights offering, which we have deposited in an escrow account, to repay the principal of, or repurchase, our 3% convertible bonds due 2004 and 2005.

To permit the rights offering described above, our shareholders approved a reduction in the nominal value of our ordinary shares from €5 per share to €1 per share at our June 5, 2003, shareholders meeting. Under French law, our company would not have been permitted to offer shares in the rights offering at a price that was less than the nominal value of those shares.

Financial Restructuring Fees and Expenses

We agreed to pay our main bank creditors a U.S. $295,000 fee (which represents 0.25% of the principal amount outstanding on April 11, 2003, the date that we agreed with our bank creditors on the terms of the financial restructuring amendment) on December 31, 2004.

Other Commitments

We lease our facilities and some of our equipment under long-term operating leases. As of December 31, 2003, our aggregate minimum payments due under non-cancelable operating leases are €5.9 million in 2004, €3.9 million in 2005, €2.3 million in 2006, €1.7 million in 2007 and €1.6 million in 2008 and €1.8 million thereafter, for a total of €17.2 million. We also have obligations under capital leases that total approximately €0.2 million, excluding the interest portion.

We have entered into several interest rate swap agreements to hedge our exposure on a portion of our debt. We also enter into foreign currency hedging agreements, principally forward purchase or sale agreements. Our hedging arrangements are described under Item 11 "Quantitative and Qualitative Disclosure About Market Risk."

We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements.

Research and Development, Patents and Licenses, etc.

See Item 4 "Information on the Company — Business Overview — Research and Development" and "Information on the Company — Business Overview — Intellectual Property."

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or, in our opinion, are reasonably likely to have a material current effect or that are reasonably likely to have a material future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital reserves. As disclosed in Note 15 to our consolidated financial statements included in this annual report, we have entered into a shareholders agreement with the other shareholders of Genesys Teleconferencia Iberia SA. Each shareholder holds a put option to sell its shares to Genesys; the option is currently exercisable and may be exercised until December 31, 2022.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

We make judgments regarding our ability to collect outstanding receivables and provide allowances for a portion of the receivable when its collection becomes doubtful. We record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. In order to do this, we recognize reserves for bad debts based on a statistical analysis using billing dates. If the historical data that we use to calculate the allowance for doubtful accounts does not accurately reflect our future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed, and our future results of operations could be materially affected. In

circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (*e.g.*, bankruptcy filings, failure to pay amounts due to us or others), an additional amount may be recorded.

Impairment of goodwill and identifiable intangible assets

In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. There is inherent subjectivity involved in estimating future cash flows, which may have a material impact on the amount of any impairment charge. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2002 and 2003, we recorded an impairment charge on these assets of €93.6 million and €28.0 million, respectively.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Under SFAS 142, we discontinued amortizing our goodwill, but we are required to review our goodwill for impairment on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

We continue to amortize our identifiable intangible assets that have determinable lives. In addition, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions (including the determination of their useful lives) made at the time of these reviews, further impairment charges could be required. For additional information regarding impairment of goodwill and identifiable intangible assets, see Note 3 to our consolidated financial statements included in this annual report.

Deferred tax assets

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €0.8 million as of December 31, 2003, and we have established a full valuation allowance on the remaining amount of our deferred tax assets, based on the low probability that we will be able to use these deferred tax assets prior to their expiration. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to expense in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the valuation allowance that had been provided previously would be reversed.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

Directors

In accordance with our bylaws (*statuts*), we are managed by our board of directors (*conseil d'administration*), which must be composed of a minimum of 3 and a maximum of 18 members. Our board of directors is currently composed of seven members. Each member of the board of directors is appointed for term of up to six years and we cannot have more than one third of our directors be older than 70 years of age. Under French law, the board of directors has broad authority to take actions in the name of our company within the scope of our corporate purpose (subject to the authority expressly reserved by law to the shareholders). In accordance with our bylaws, each director must be the direct legal owner of at least one of our shares throughout his or her term of office.

The names and positions of the current members of our board of directors, their ages, business experience, dates of initial appointment, the year in which their current term expires and information on their principal business activities outside our company are as follows:

François Legros	Age:	38
Chairman and	First elected:	June 1997
Chief Executive Officer	Term expires:	2005
	Principal occupation:	Chairman and Chief Executive Officer, Genesys
	Other directorships and business experience:	Former Managing Director and Chief Financial Officer, Genesys

Thomas Abbott	Age:	60
Director	First elected:	June 2003
	Term expires:	2006
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive of Lucent Technologies

Jean-Jacques Bertrand*	Age:	51
Director	First elected:	October 1998*
	Term expires:	2005
	Principal occupation:	Managing Director, BNP Paribas Private Equity
	Other directorships and business experience:	Former Executive Vice President, Head of Communications Industry at Banexi; Director of Multitel (Spain) and Musiwave (France)

David Detert	Age:	65
Director	First elected:	June 2003
	Term expires:	2006
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive Vice President and Chief Strategy Officer, Genesys; Former President of the Daretel Group

Patrick S. Jones	Age:	60
Director	First elected:	June 2001
	Term expires:	2004
	Principal occupation:	Retired
	Other directorships and business experience:	Chairman of the Board, Dione Plc; Director of Liberate Technologies Inc., Smart Trust AB and QRS Corp.; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President and Corporate Controller of Intel Corp.

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*   Mr. Bertrand sat on our Board as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when Finovectron had another representative).

Mr. Jean-Charles Bouillet served on our board of directors from March 2000 through June 2003. He requested that his name not be submitted to the shareholders' meeting for renewal of his term as a director of our company.

Universal Capital Partners, represented by Mr. Pierre Besnainou, and Mr. Paul Sfez were each named to our board of directors at the shareholders' meeting held on June 5, 2003, in connection with our financial restructuring, which is discussed in more detail under "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and "— Recent Developments." Following their appointments Universal Capital Partners, represented by Mr. Besnainou, and Mr. Sfez each served on our board for approximately 10 months until their resignations from the board, effective April 1, 2004 and April 13, 2004, respectively.

Mr. Patrick Jones' term of service will expire at our 2004 annual general shareholders' meeting. We currently plan to propose that the shareholders' meeting renew his appointment for an additional three-year term.

None of our directors, or nominees for director, has any family relationship with any other of our directors or member of our senior management.

Senior Management

The names, positions and business experience of our senior officers are as follows:

François Legros, Chairman and Chief Executive Officer.   Mr. Legros has been our Chairman and Chief Executive Officer since June 1997, and was the first employee to be hired by our company. Mr. Legros started his career at our company as Finance Manager and later became our Financial and Administrative Director. In 1994, he was appointed Managing Director of Genesys Sweden and Genesys Development Director and became Group Managing Director in 1996.

Olivier Fourcade, Executive Vice President, Asia Pacific.   Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice President, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2000.

Jim Huzell, Chief Operating Officer.   Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent eight years as Managing Director of Scanmarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining Scanmarket, Mr. Huzell served for four years as Chief Executive Officer of Comvik, the first independent mobile telephone operator in Europe.

Michael E. Savage, Executive Vice President and Chief Financial Officer.   Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

Marie Capela-Laborde, Executive Vice President, Chief Legal and Human Resources Officer. Ms. Capela-Laborde has served as our Executive Vice President Chief Legal and Human Resources since July 2001. She joined our company in March 1998 as Head of the Legal Division and later as Group General Counsel & Secretary. Prior to that time she worked as an attorney in her own law firm.

Mark Taverner, Chief Executive Officer Global Video Division. Mr. Taverner has been with our company since 1998. Originally, Mr. Taverner worked at Darome (the UK English subsidiary, which we acquired in October 1997) as New Business Manager for Europe. Mr Taverner then held different positions at our company in connection with our expanding sales & marketing operations. More recently, Mr Taverner was UK Director of Sales, then Director of Sales Operations Europe, Middle East and Africa, and Vice President, Resellers Europe, Middle East and Africa. Prior to joining Darome, Mr Taverner worked for a marketing consultancy in sales management positions in the European, Middle Eastern, African and Asia Pacific regions.

Denise Persson, Executive Vice President of Marketing. Ms. Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and in 1999, was appointed Marketing Director, and then later, promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

Shelly Robertson, Executive Vice President Production & Infrastructure. Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog she held the following positions: Client Services Director, Operations Director, and Director of Operations Integration. Since acquiring Vialog, Ms. Robertson has held the following positions at our company: General Manager, Montgomery, AL call center; General Manager, Reston, VA call center; Vice President, North America Operations, and Vice President, Global Operations.

Jim Lysinger, Executive Vice President, Sales & Marketing North America & Europe. Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. He has a combined sixteen years of telecom industry experience, most recently serving as our Executive Vice President and Managing Director Europe. Prior to this position, Mr. Lysinger was our Vice President of Sales for the North American region from 1999 until 2002. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/ Williams, Mr. Lysinger spent eight years with Sprint Corporation in various sales and sales management positions.

Andrew Lazarus, Executive Vice President, Chief Strategy Officer. Mr. Lazarus was named Chief Strategy Officer of our company in September 2003 and has acted as an advisor to our company since December 2002. He continues to serve as an outside consultant, and is not employed by our company. From 1997 to November 2002, Mr. Lazarus worked in the investment banking group at CIBC WorldMarkets, where he was most recently an Executive Vice President with responsibility for assisting telecommunications companies with equity and debt offerings, mergers and acquisitions and financial restructurings. Prior to CIBC WorldMarkets, Mr. Lazarus was employed at Bank of America (formerly NationsBank) and Fidelity Investments.

None of these individuals has any principal business activities outside of our company.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

B. Compensation

Compensation

In 2003, the aggregate amount of compensation paid to our directors and senior management (16 persons in total) for services in all capacities, excluding former directors and senior management who left

our company during the year, was €2.68 million. Of this amount €92,500 consisted of attendance fees (*jetons de présence*) paid to members of our board of directors, allocated as set forth below.

Director	Attendance Fees
François Legros	€0
Thomas Abbott	€8,000
Jean-Jacques Bertrand	€21,500
David Detert	€12,000
Patrick Jones	€51,000
Total	€92,500*

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* This amount does not include €8,000 in attendance fees paid during 2003 to Mr. Bouillet, €4,000 in attendance fees paid during 2003 to Mr. Besnainou and €12,000 in attendance fees paid during 2003 to Mr. Sfez, who are no longer members of our Board.

Our Chairman and Chief Executive Officer received €367,585 in compensation for services in all capacities to our company and our subsidiaries in 2003 before taxes and other charges, consisting of a base salary of €337,585 and a €30,000 bonus. He also received a bonus of €50,000 paid in 2003 but relating to the year 2002. Those members of senior management who are involved in our commercial activities participate in an incentive plan under which they receive an annual bonus if we meet certain financial performance criteria. If these performance criteria are met, all employees participating in the plan receive bonuses graded according to their level of responsibility. Certain members of our senior management receive a car allowance or use of a car as part of their compensation package.

Stock Options

Under French law, directors may not receive options solely as compensation for service on the board, thus only those directors who are also our employees may receive stock options. During 2003, a total of 1,302,485 options were granted to our directors and senior management, excluding senior management who left our company in 2003 (10 persons total), but including Mr. Detert who became a member of our board of directors, as set forth in the following table. Each option gives the right to purchase one of our ordinary shares at the exercise price and until the expiration date specified in the table below.

Name	Number of Options	Number of Shares underlying options	Exercise Price	Expiration Date
François Legros	250,054	250,054	€4.41	06/05/11
	336,366	336,366	€4.03	08/08/11
Michael E. Savage	100,000	100,000	€4.33	06/27/11
Marie Capela-Laborde	24,979	24,979	€4.41	06/05/11
Mark Taverner	500	500	€4.41	06/05/11
Denise Persson	23,000	23,000	€4.41	06/05/11
	27,000	27,000	€4.03	08/08/11
Olivier Fourcade	62,727	62,727	€4.41	06/05/11
	37,300	37,300	€4.03	08/08/11
Jim Huzell	100,000	100,000	€4,41	06/05/11
	100,000	100,000	€4.03	08/08/11
Shelly Robertson	15,000	15,000	€4.33	06/27/11
	85,000	85,000	€4.03	08/08/11
Jim Lysinger	45,000	45,000	€4.33	06/27/11
	55,000	55,000	€4.03	08/08/11
David Detert	40,559	40,559	€4.41	06/05/11
All directors and senior management as a group (10 individuals)	1,302,485	1,302,485		

For additional information regarding our stock options, see "— Share Ownership" below, Item 10 "Additional Information — Share Capital — Stock Options" and Note 12 to our financial statements included under Item 18.

Termination Payments

Our board of directors, upon the recommendation of our Compensation Committee, has approved certain payments that would be made to our Chairman and Chief Executive Officer, Mr. François Legros, upon his resignation or the termination of his duties. We have agreed to pay Mr. Legros a termination fee amounting to his annual base salary (on the date of termination or resignation) plus the amount of his annual bonus for that year. As compensation for the non-compete obligations to which he is subject, we would pay a further one and a half times (1.5 x) his annual base salary (on the date of termination or resignation) plus the amount of his annual bonus for that year. The decision of our board of directors was effective as of June 5, 2003. The terms and conditions of these termination payments are described in further detail in Exhibit 4.4 to this annual report.

Pension or Retirement Benefits

The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for directors and members of senior management during 2003 was €0.4 million.

C. Board Practices

None of the above directors, other than François Legros, who is also an employee of our company, has entered into a service contract with our company or any of our subsidiaries providing for benefits upon termination of his service as a director.

Our board of directors has established an audit committee, a compensation committee and a disclosure committee. The functions of these committees are described below.

Audit Committee

Our audit committee is responsible for reviewing the propriety and accuracy of our consolidated financial statements. In accordance with the rules of the Nasdaq National Market, all of the members of our audit committee are independent directors within the meaning of currently applicable standards of independence and are each able to read and understand fundamental financial statements. Our audit committee has adopted a charter that sets forth its responsibilities, which include:

- making regular reports to our board of directors;

- reviewing and reassessing the adequacy of the audit committee charter annually and recommending any proposed changes to the board of directors for approval;

- reviewing the annual audited financial statements with management;

- reviewing with management and our independent auditor our annual and interim financial statements prior to the filing of such financial statements with the U.S. Securities and Exchange Commission or the French *Autorité des Marchés Financiers*;

- meeting periodically with management to review our major financial risk exposures and the steps management has taken to monitor and control such exposures;

- reviewing major changes to our auditing and accounting principles and practices;

- receiving periodic reports from our independent auditor regarding our auditor's independence, discussing such reports with our auditor, and if so determined by the audit committee, taking or

recommending that the full board of directors take appropriate action to oversee the independence of the auditor;

- reviewing the appointment and replacement of any senior internal auditing executive;

- reviewing the significant reports to management prepared by the internal auditing department and management's responses;

- obtaining reports from management, our senior internal auditing executive and the independent auditor that our subsidiaries and/or foreign affiliated entities are in conformity with applicable legal requirements;

- reviewing with our independent auditor any problems or difficulties our auditor may have encountered and any management letter provided by our auditor and our response to that letter;

- advising our board of directors with respect to our policies and procedures regarding compliance with applicable laws and regulations; and

- reviewing with our legal counsel legal matters that may have a material impact on our financial statements, our compliance policies and any material reports or inquiries received from regulators or governmental agencies.

During 2003, the members of our audit committee were Mr. Jones, Mr. Sfez and Mr. Abbott. Following the resignation of Mr. Sfez from our board of directors, effective April 13, 2004, our board of directors intends to name Mr. Bertrand to the audit committee at its next meeting, scheduled to be held on May 6, 2004.

Compensation Committee

Our board of directors has established a compensation committee. The compensation committee is responsible for:

- reviewing and making recommendations to our board of directors with respect to compensation (including variable compensation) and benefits for executive officers and taking all related actions that are not reserved for our board;

- proposing rules for allocation of directors' fees;

- proposing to our board of directors a global amount for directors' fees to be proposed to our shareholders' meeting;

- providing an opinion on our stock option plan policies and providing proposals regarding the allocation of stock options;

- obtaining information regarding the compensation policies applicable to senior management who are not executive officers; and

- reviewing any related issue that may be submitted to it, as well as proposed capital increases reserved for employees.

The current members of our compensation committee are Mr. Detert, Mr. Abbott and Mr. Bertrand.

Disclosure Committee

Our board of directors has established a disclosure committee to review and ensure the accuracy and completeness of our public communications. The disclosure committee is responsible for undertaking or supervising each of the following:

- Checking compliance with the information obligations that our company is subject to, in particular with a view to the requirements of applicable stock exchange and financial regulations, and giving its opinion on our compliance with such obligations;

- Preparing our publications and communications calendar and their model content;

- Preparing and organizing analysts' meetings;

- Preparing and organizing press conferences;

- Selecting the media used to publish information (press releases, electronic supports, etc.);

- Making sure that the internal collection procedures and procedures for supervision of information to be made public by our company are defined, guaranteeing the reliability of such procedures, and overseeing compliance with such procedures;

- Regularly assessing, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the internal collection procedures and procedures for supervision of information, recommending modifications to such procedures, if any, and overseeing the implementation any modifications approved by the Chief Executive Officer and the Chief Financial Officer;

- Appointing the person(s) in charge of preparing and drafting our reports and communications, who may be, at the disclosure committee's discretion, different persons depending on the subject of the reports or communications;

- Organizing the training of the persons involved in the process of communicating information about our company;

- Reviewing each draft report or communication of our company, examining the information included therein and providing an opinion on the advisability of conducting additional diligence or investigations to verify such information;

- Providing an opinion on the significance of any event or other information relating to our company;

- Providing an opinion on the advisability of submitting the draft report or communication to the statutory auditors, to legal counsel or to any other third party expert for validation of the information included in such report or communication;

- Providing an opinion on the necessity of obtaining approval from our board of directors on the content of the draft report or communication; and

- Approving the procedures for publication and distribution of reports or communications that have been approved by the disclosure committee, as well as the terms and conditions of filing or registration thereof with the stock exchange authorities.

Our disclosure committee may delegate to one or more of its members the powers listed above, except for the approval of the final version of our annual report (whether under form of a *Document de référence* in France or a Form 20-F in the United States).

The current members of our disclosure committee are: François Legros; Michael E. Savage; Marie Capela-Laborde; Jean Marc Albert, Cost Controller Group; Jim Huzell; Jim Lysinger; Olivier Fourcade; Denise Persson; Andrew Lazarus and Philippe Viry, Consolidation Manager.

D. Employees

We had 1,032 employees world-wide as of December 31, 2003. The table below sets forth the breakdown of employees by geographic area and by main category of activity as of December 31, 2001, 2002 and 2003.

	As of December 31,					
	2003	%	2002	%	2001	%
Europe	414	40.12%	413	36.91%	494	32.3%
North America	535	51.84%	612	54.69%	971	63.5%
Asia Pacific	83	8.04%	94	8.40%	65	4.2%
Total	1,032	100.0%	1,119	100.0%	1,530	100.0%

	As of December 31,					
	2003	%	2002	%	2001	%
Sales & Marketing	263	25.48%	229	20.46%	408	26.6%
Research and Development	59	5.71%	61	5.45%	64	4.2%
Operators and Reservationists	336	32.55%	476	42.54%	740	48.4%
Administration and Managerial...................	270	26.16%	257	22.97%	272	17.8%
MIS and Operations	104	10.07%	96	8.58%	46	3.0%
Total	1,032	100.0%	1,119	100.0%	1,530	100.0%

Under French law, all employers of more than 20 employees in France are required to implement a 35-hour work week. Pursuant to this law, we entered into a collective bargaining agreement with our French employees in March 2000. Although the workweek is shorter on average and we have not reduced salaries, the agreement allows us greater flexibility than before to organize the use of employee time. For example, employees can work more than 35 hours in some weeks, but in exchange we are required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. We believe this added flexibility partly compensates for the reduction in hours and that the 35-hour week does not have a material adverse effect on our financial condition. We are not a party to any other collective bargaining agreements.

To date we have not experienced any labor movements or work stoppages. We believe our relations with our employees are good.

E. Share Ownership

The following table sets forth information known to us with respect to the ownership of our ordinary shares as of January 31, 2004 based on 18,307,756 shares outstanding as of such date by each of our directors, including directors who have since resigned, and named senior management (excluding senior management and directors who left our company during 2003 (16 persons total)).

Name	Shares Owned	Shares Beneficially Owned[1]	% of Outstanding Shares[2]
François Legros	22,599	29,093	*
Jean-Jacques Bertrand	1[3]	0	*
Patrick S. Jones	500[4]	0	*
David Detert	766	40,559	*
Universal Capital Partners (represented by Pierre Besnainou)	1,805,002[5]	76,367	10.23%
Paul Sfez	100[6]	0	*
Thomas Abbott	2,952[4]	0	*
Olivier Fourcade	606	59,727	*
Jim Huzell	3,700	60,000	*
Michael E. Savage	117	124,960	*
Marie Capela-Laborde	2,152	8,021	*
Shelly Robertson	147[4]	24,555	*
Denise Persson	5,000	26,100	*
Mark Taverner	0	6,345	*
Jim Lysinger	0	29,750	*
Andrew Lazarus	1,500[4]	0	*

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* Less than one percent.

(1) Represents shares that may be obtained through the exercise of stock options that are presently exercisable or that will become exercisable within 60 days of the date of this annual report on Form 20-F or, in the case of Universal Capital Partners, shares that may be obtained through the conversion of our convertible bonds, which are currently convertible into our shares at a rate of one bond to 1.08 shares.

(2) Calculated on the basis of total shares owned and shares beneficially owned.

(3) Mr. Bertrand may be considered to share beneficial ownership of 939,976 shares held of record by BNP Europe and Media Fund II L.P., for which shares he disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(4) Shares held as ADSs (which represent one-half of one ordinary share).

(5) Universal Capital Partners informed us in March 2004 that it had reduced its ownership of our ordinary shares. As of March 31, 2004, it held 728,280 of our ordinary shares, representing 3.98% of our capital. For additional information regarding Universal Capital Partner's holding of our shares, see Item 7 "Major Shareholders and Related Party Transactions — Major Shareholders." Universal Capital Partners resigned from our board of directors effective April 1, 2004; for additional information see Item 6 "Directors, Senior Management and Employees — Directors and Senior Management."

(6) As Chief Executive Officer of FM Management, the management company of Universal Capital Partners, Mr. Sfez may be considered to share beneficial ownership of the 1,805,002 ordinary shares and 70,709 convertible bonds (currently convertible into 76,367 of our shares at a rate of one bond to 1.08 shares) held of record by Universal Capital Partners as of January 31, 2004, for which shares and convertible bonds he disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Sfez resigned from our board of directors effective April 13, 2004; for additional information, see Item 6 "Directors, Senior Management and Employees — Directors and Senior Management."

The following table sets forth information with respect to the ownership of options to purchase our ordinary shares as of March 31, 2004 by:

- Each of our named senior management and directors who own stock options (excluding senior management and directors who held stock options who left our company during 2003 (10 persons total)); and

- All directors who hold stock options and senior management (excluding senior management and directors who held stock options who left our company during 2003 (10 persons total)) as a group.

Other than Mr. Legros and Mr. Detert, none of our directors own any stock options.

Name	Number of Shares underlying options	Exercise Price	Expiration Date
François Legros	112,320[1]	€4.41	06/05/11
	12,363[2]	€14.18	09/15/07
	23,900[2]	€13.24	01/07/10
	137,734[3]	€4.41	06/05/11
	133,000[4]	€4.03	08/08/11
	203,366[5]	€4.03	08/08/11
Michael E. Savage	100,000[4]	€4.33	06/27/11
	1,676[6]	€11.93	01/26/10
	8,379[6]	€14.92	02/10/10
	33,515[6]	€10.63	11/11/09
	26,390[6]	€31.33	10/02/10
Marie Capela-Laborde	1,979[1]	€4.41	06/05/11
	1,021[2]	€14.18	09/15/07
	7,000[3]	€49.21	03/08/08
	3,000[3]	€4.41	06/05/11
	20,000[4]	€4.41	06/05/11
Mark Taverner..	5,070[2]	€14.18	09/15/07
	1,000[2]	€49.21	03/08/08
	500[4]	€4.41	06/05/11
Denise Persson	3,000[2]	€14.18	09/15/07
	7,000[2]	€49.21	03/08/08
	3,000[3]	€4.41	06/05/11
	20,000[4]	€4.41	06/05/11
	27,000[5]	€4.03	08/08/11
Olivier Fourcade	52,727[1]	€4.41	06/05/11
	10,000[3]	€4.41	06/05/11
	37,300[5]	€4.03	08/08/11
Jim Huzell	100,000[3]	€4.41	06/05/11
	100,000[5]	€4.03	08/08/11
Shelly Robertson	15,000[4]	€4.33	06/27/11
	85,000[5]	€4.03	08/08/11
	3,351[6]	€10.63	11/11/09
	335[6]	€23.87	04/16/09
	1,675[6]	€13.80	04/29/09
	13,194[6]	€31.33	10/02/09
Jim Lysinger	10,140[2]	€14.18	09/15/07
	3,000[2]	€49.21	03/08/08
	11,858[3]	€20.45	04/24/09
	45,000[4]	€4.33	06/27/11
	55,000[5]	€4.03	08/08/11
David Detert..	40,559[1]	€4.41	06/05/11
All directors who hold stock options and senior management who are employees as a group (10 individuals)	1,476,352		

(1) Granted pursuant to the 1998 plan.
(2) Granted pursuant to the 1999 plan.
(3) Granted pursuant to the 2000 plan.
(4) Granted pursuant to the 2001 plan.
(5) Granted pursuant to the 2003 plan.
(6) Granted pursuant to the Vialog stock plans.

For additional information regarding our stock options and stock option plans see Item 10 "Additional Information — Share Capital — Stock Options" and Note 12 to our financial statements included under Item 18.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The table below shows the beneficial owners of 1% or more of our ordinary shares and ADSs, based on 18,307,756 ordinary shares and 18,737,852 voting rights outstanding as at March 31, 2004.

Company	Number of shares	Number of voting rights*	% of share capital	% of voting rights*
BNP Europ Telecom & Media FD II LP[1]	939,976	939,976	5.13%	5.02%
Intrepid Capital Management, Inc.	867,000	867,000	4.74%	4.63%
DIT Allianz Dresdner Asset Management	830,000	830,000	4.53%	4.43%
Societe Privée de Gestion Patrimoine	740,000	740,000	4.04%	3.95%
Universal Capital Partners S.A.	728,289	728,289	3.98%	3.89%
Part'Com S.A.	535,080	819,008	2.92%	4.37%
Goldman Sachs Asset Management (UK)	511,348	511,348	2.79%	2.73%
Etoile Gestion	453,499	453,499	2.48%	2.42%
Banexi Communication	332,232	332,232	1.81%	1.77%
Invesco Asset Management Ltd.	239,700	239,700	1.31%	1.28%
SG Asset Management (France)	230,638	230,638	1.26%	1.23%
SMA Gestion	213,290	213,290	1.17%	1.14%
Ring Partners, LP	203,450	203,450	1.11%	1.09%
In-Com S.A.	196,217	197,234	1.07%	1.05%

* Pursuant to our *statuts* (bylaws) shares held in registered form for more than two years, acquire double voting rights. See Item 10 "Additional Information — Memorandum and Articles of Association."

(1) Mr. Jean-Jacques Bertrand, one of our directors, has informed us that he could be deemed to share beneficial ownership of the shares held by BNP Europe and Telecom Media Fund II L.P. He has disclaimed beneficial ownership of such shares.

Our *statuts* (bylaws) currently provide for double voting rights. For more information relating to our ordinary shares, see Item 10 "Additional Information — Memorandum and Articles of Association."

As of March 31, 2004, there were 5,616,394 of our ADSs outstanding, representing 2,808,197 of our ordinary shares, or 15.34% of our total shares outstanding as of such date. As of March 31, 2004, there were 60 record holders of our ADSs, all of which have registered addresses in the United States. In addition, as of February 20, 2004, 2,205,524 of our ordinary shares were held by 24 record holders with registered addresses in the United States.

B. Related Party Transactions

In April 2003, we entered into a memorandum of understanding with certain of our 3% convertible bondholders, shareholders (including Universal Capital Partners and Part'Com S.A.) and our main bank lenders relating to the restructuring of our April 2001 $125 million credit facility. This agreement, which included modifications to the terms of our 3% convertible bonds and the agreement of certain of our shareholders to subscribe for shares that were issued upon the exercise of rights, is described in further detail under Item 5 "Operating and Financial Review — Liquidity and Capital Resources."

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See "Item 18 — Financial Statements" and pages F-1 through F-47.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of our business. We do not believe that liabilities related to any of these claims and proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

Dividend Distribution Policy

We have never declared or paid any dividends on our capital stock. We expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future.

Our ability to pay dividends is also affected by restrictions in existing credit agreements. Our credit facility prohibits us from paying dividends.

B. Significant Changes

There have not been any significant changes since the date of our financial statements included under Item 18.

Item 9.   The Offer and Listing

A.   Offer and Listing Details

Our ordinary shares are listed on the *Nouveau Marché* of Euronext Paris, and our ADSs trade under the symbol "GNSY" on the Nasdaq National Market.

The table below sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the *Nouveau Marché* of Euronext Paris S.A. and the high and low closing prices of our ADSs on the Nasdaq National Market.

Period	Euronext Paris		Nasdaq	
	High	**Low**	**High**	**Low**
	(ordinary share price in €)		(ADS price in $)	
1999	32.28	9.22	—	—
2000	69.18	28.50	—	—
2001 (Nasdaq beginning April 26, 2001)	47.50	9.50	15.05	5.13
2002	13.18	1.69	6.50	0.91
First Quarter	13.18	7.75	6.50	3.92
Second Quarter	13.14	4.98	6.40	2.60
Third Quarter	5.12	1.94	2.53	1.17
Fourth Quarter	2.76	1.69	1.50	0.91
2003	6.70	1.02	3.80	0.60
First Quarter	2.47	1.02	1.55	0.60
Second Quarter	4.75	1.99	3.03	1.20
Third Quarter	5.88	3.70	3.15	2.00
Fourth Quarter	6.70	4.43	3.80	2.78
2004 (through April 27, 2004)	5.10	3.50	3.25	2.42
First Quarter	5.10	3.65	3.25	2.42
Second Quarter (through April 27, 2004)	4.05	3.50	2.56	2.10
2003				
October	6.40	5.29	3.74	3.03
November	6.70	5.25	3.80	3.05
December	5.50	4.43	3.28	2.78
2004				
January	5.10	4.66	3.25	2.90
February	4.70	4.40	2.96	2.69
March	4.90	3.65	2.99	2.42
April (through April 27, 2004)	4.05	3.50	2.56	2.10

*   Sources: Euronext Paris and the Nasdaq National Market. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq National Market began on April 26, 2001.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our ordinary shares are listed on the *Nouveau Marché* of Euronext Paris under the symbol "GNS" and our ADSs are listed on the Nasdaq National Market under the symbol "GNSY". At the date of this annual

report, our ordinary shares are included in the IT.CAC and IT.CAC 50 Indexes (the technology indexes of Euronext Paris) and in the NextEconomy Segment of Euronext. This segment was created in 2002 for small and mid-cap technology companies and aims to provide detailed and regular financial information on listed companies and to improve the visibility of small and mid-cap technology companies for investors. Segment members commit to comply with enhanced financial reporting obligations, in addition to those applicable under local regulations. NextEconomy members agree to publish financial documents in English, hold at least two analysts' meetings per year, publish key financial information on their Website and announce a schedule for publications and meetings. In addition, from January 1, 2004, NextEconomy members are required to publish quarterly reports and adopt international accounting standards (IAS) or reconcile information with those standards.

Trading On The Nouveau Marché

General

Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the *Bourse de Paris*, which in turn comprises the *Premier Marché* and the *Second Marché*, and the *Nouveau Marché*. These markets are all operated and managed by Euronext Paris, a market operator (*entreprise de marché*) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the *Premier Marché*, with the *Second Marché* available for small and medium-sized companies. Trading on the *Nouveau Marché* was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the *Marché Libre OTC*.

Nouveau Marché

The *Nouveau Marché* is a regulated market managed and operated by Euronext Paris. The *Nouveau Marché*, however, is neither a new section of an existing market nor a stepping stone to the *Second Marché*. The *Nouveau Marché* is an electronic market that combines a central order book with market making to ensure greater liquidity. Member firms of the *Nouveau Marché* may act in one or more capacities: Listing Advisers/Market-Makers (*Introducteurs/Teneurs de Marché*); brokers (*Négotiateurs pour compte de tiers*); dealers (*Négotiateurs pour compte propre*); and/or broker-dealers. BNP Paribas Equities France acts as *Teneur de Marché* with respect to our ordinary shares traded on the *Nouveau Marché*. Admission to the *Nouveau Marché* is subject to capital adequacy and liquidity requirements determined by Euronext Paris regulations. In addition, companies listed on the *Nouveau Marché* are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Euronext Paris places securities listed on the *Nouveau Marché* in one of two categories, depending on their trading volume. Our shares trade in the category known as *Continu*, which includes the most actively traded securities. Securities that are traded continuously are traded on each trading day from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which sessions trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m.). In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a security after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that is within a range of the last auction price plus or minus 1%.

For shares that are not traded continuously, retail orders on the *Nouveau Marché* are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, Listing Advisers/ Market Makers display bid/asked spreads for a minimum number of each of the securities for which they

act as market-makers, and trades with the Listing Advisers/Market Makers are executed from time to time throughout the day.

Euronext Paris may restrict trading in a security listed on the *Nouveau Marché* if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulators (*réservation à la hausse ou à la baisse*). In particular, trading is automatically restricted in a security whose quoted price varies by more than 10% from the last price determined in an auction or by more than 5% from the last traded price. Trading of this security resumes after a call phase of four minutes, during which orders are entered in the central order book but not executed, which ends by an auction. Euronext Paris may also suspend trading of a security listed on the *Nouveau Marché* in other limited circumstances (*suspension de la cotation*) in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases, (including, for example, in the case of a takeover bid) Euronext Paris may also suspend trading of the security concerned upon request of the *Autorité des Marchés Financiers*, or "AMF."

Trades of securities listed on the *Nouveau Marché* are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (*service à règlement différé*) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

Investors can elect on the determination date (*jour de liquidation*), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. At the date of this annual report, our ordinary shares are not eligible for deferred settlement.

Prior to any transfer of securities held in registered form on the *Nouveau Marché*, such securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France, a central depository. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the *Nouveau Marché* are cleared through Clearnet and settled through Euroclear France, using a continuous net settlement system. A fee or commission is payable to the Listing Adviser/Market Maker or broker-dealer or other agent involved in the transaction.

Trading by the Company in its Shares

Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under "Additional Information — Memorandum and Articles of Association."

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Share Capital

At December 31, 2003, our share capital amounted to €18,307,756, divided into 18,307,756 outstanding shares with a nominal value of €1 per share.

During 2003, we issued 2,897,823 ordinary shares, all of which were issued as a result of the rights offering completed in August 2003, the exercise of stock options and the conversion of March 27, 2001 convertible notes. These issuances collectively increased our share capital by €2,897,823.

All of our outstanding shares are of the same class and are fully paid. Our *statuts* provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our *statuts* provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

At December 31, 2003, we held, directly and indirectly, 22,131 of our ordinary shares as treasury shares. The book value of these shares is €678,427 and their face value is €22,131 (based on a nominal value of €1 per share).

At our June 5, 2003 shareholders' meeting, our shareholders authorized a reduction in the nominal value of our shares to €1 per share. We accounted for the reduction in our share capital by incorporating our losses. This reduction was proposed in connection with our financial restructuring, which is discussed in more detail under Item 5 "Operating and Financial Review and Prospects — Liquidity and Capital Resources."

For additional information regarding the evolution of our share capital, see Note 11 to our financial statements, included under Item 18.

Stock Options

As of December 31, 2003, we had 2,707,639 stock options outstanding under our stock option plans, of which 882,072 were exercisable as of such date. Each of these options gives the right to acquire one of our ordinary shares.

At the end of 2002, we offered eligible employees world-wide the opportunity to waive the benefit of their outstanding stock options for our ordinary shares (or ADSs) in exchange for new options to be granted under our existing stock option plans. When the offer closed in December 2002, an aggregate of 1,041,511 of our outstanding eligible stock options (out of 1,130,000 eligible options) were contributed and subsequently cancelled. During 2003, we cancelled an additional 105,500 options. Of these cancelled options, 98,000 were options granted to employees who had left our company prior to exercising their options and 7,500 were options that were forfeited because they were not exercised during the authorized exercise period.

In June 2003, we granted one new stock option for each waived stock option cancelled in the offer, subject to adjustments for any future stock splits, stock dividends and similar events, provided, in general, that the employee remains employed by our company at the new option grant date. The new options were granted under the same option plans as the related cancelled options and on substantially the same terms and conditions as such options, except that the exercise prices (also known as the grant prices or subscription prices) were set, respectively, at €4.68 and €4.77. These exercise prices were based on the "market value" of our ordinary shares (or ADSs) at the time of the grant and were determined in accordance with the terms of the applicable option plan.

The new options granted to non-French residents have the same vesting schedule (*i.e.*, are vested on the date of grant to the extent that the related cancelled options would have been vested) and maximum

term as the related cancelled options. The new options granted to French residents have the same vesting schedule as the related cancelled options, but postponed to begin on the date of grant of the new options, and they have the same maximum term as the related cancelled options.

Following our August 2003 rights offering in connection with our financial restructuring, we revised all of the exercise prices of our outstanding stock options in accordance with French law, which requires us to maintain equality between the shareholders and the beneficiaries of our stock options. The new exercise prices are set out in Note 12 to our financial statements included under Item 18.

We also had 550,220 options outstanding as of December 31, 2003 that were granted by Vialog under its 1996 and 1999 stock option plans, of which 550,220 were exercisable as of such date. In accordance with the merger agreement, the Vialog stock options remain outstanding and are on the same terms and conditions, except the holder now receives a right to receive one of our ADSs (which represent one-half of one ordinary share) based on the same exchange ratio used in connection with the merger. We are currently not able to comply with this exchange requirement because the corporate authorization required under French law has expired. If Vialog option holders were to exercise their options before our shareholders provide us a new authorization to grant ordinary shares (to be delivered in the form of ADSs to the Vialog option holders) upon the exercise of Vialog stock options, we would only be permitted to provide such Vialog option holders the cash difference between the exercise price of their Vialog options and the market price of our ADSs on the exercise date. Because the exercise price of the outstanding Vialog stock options is above the current market value of our ADSs, we do not believe that we will need to resort to this temporary procedure as we believe that it is unlikely that Vialog stock option holders will exercise their options before we receive the necessary corporate authorizations from our shareholders at our upcoming annual shareholders' meeting.

At our next extraordinary shareholders' meeting, scheduled for May 17, 2004, we plan to ask our shareholders to authorize our board of directors, for a period of thirty-eight months, to grant subscription options and/or purchase options to our employees and our senior management under the conditions referred to in Article L.225-180 of the French Commercial Code. Under the proposed authorization, the board of directors will set the conditions under which the options are granted, and the terms and conditions of their exercise, including the exercise price.

The proposed authorization provides that the total number of granted options may not give rise to subscription for, or purchase of, more than 200,000 shares (which represents 1.1% of our share capital as at March 31, 2004), which options shall be exercised within a maximum period of eight years. The proposed authorization includes, in favor of the beneficiaries of stock options, an express waiver of the preferential subscription rights of our shareholders with respect to any shares to be issued upon the exercise of subscription options.

For additional details regarding our stock option plans, see Note 12 to our financial statements included under Item 18.

Convertible Bonds and Warrants

On August 6, 1999, we issued 1,524,390 3% convertible bonds, each with a principal amount of €18.37, for €16.40 each. As issued, each bond was convertible into one of our ordinary shares and, unless converted, was due September 1, 2004. We may call the bonds at our option. As of December 31, 2003, 476,323 of these 3% convertible bonds remain outstanding. The terms of these bonds have been modified in connection with our financial restructuring, which is described in more detail under Item 5 "Operating and Financial Review and Prospects — Liquidity and Capital Resources."

In connection with our acquisition of Astound, on March 27, 2001, we issued 1,103,200 notes, which are convertible into our ordinary shares. As issued, each note gave the right to one of our ordinary shares. In connection with our financial restructuring, the terms of the notes were modified and each note now

gives the right to 1.08 of our shares. Of these notes, 156,109 and 30,700 were issued in exchange for the future exercise of replacement options and special options, respectively. As of December 31, 2003, 65,067 of the convertible notes remain outstanding, and 44,633 replacement options and 30,700 special options have yet to be converted.

We have no warrants outstanding.

Share Capital Resolutions

At an extraordinary general meeting held on June 28, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance — with preferential subscription rights — of shares and/or other securities granting access, immediately or in the future, to shares of the company, by an aggregate maximum nominal amount of €30 million for a period ending 26 months from the date of such shareholders' meeting. This resolution was used in connection with our subscription rights offering as part of our financial restructuring. At our next extraordinary general meeting, scheduled to be held on May 17, 2004, we will ask our shareholders to renew this authorization, extending it to allow issuances with or without preferential subscription rights and increases of share capital by incorporation of premiums, reserves, profits or by any other means up to a maximum nominal amount of €20 million for a period of 26 months from the date of that meeting. Including the authorization to issue shares reserved for employees described in the following paragraph, the aggregate maximum nominal amount of authorized share capital increases under these resolutions shall be €21 million.

In addition, at the extraordinary general meeting held on June 5, 2003, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares reserved for certain employees, by an aggregate maximum nominal amount of €1 million for a period ending 26 months from the date of such shareholders' meeting. At our next extraordinary general meeting, scheduled to be held on May 17, 2004, we will ask our shareholders to renew this authorization for an additional five-year period, with an express waiver of the preferential subscription rights of our shareholders with respect to any shares to be issued under this authorization.

At our next ordinary shareholders' meeting, scheduled to be held on May 17, 2004, we will ask our shareholders to authorize our board of directors, for a five-year period, to issue debt securities up to a maximum principal amount of €200 million. The proposed resolution will allow the board of directors to determine the terms of any debt securities to be issued pursuant to this authorization.

B. Memorandum and Articles of Association

General

Our company is a *société anonyme*, a form of limited liability company, organized under the laws of France. Our company is registered with the *Registre du Commerce et Sociétés de Montpellier* (Registry of Commerce and Companies of Montpellier, France) under No. B339-697-021.

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our *statuts*, an English translation of which has been filed as an exhibit under Item 19 to this annual report. For a description of the provisions of our *statuts* relating to our board of directors and statutory auditors, see Item 6 "Directors, Senior Management and Employees." You may obtain copies of our *statuts* in French from the *greffe* (Secretary) of the *Registre du Commerce et Sociétés de Montpellier*. Our *statuts* have not changed since the filing of our annual report on Form 20-F for the year ended December 31, 2002, except to update our share capital description, which is detailed in "— Share Capital" above.

Our *statuts* specify that our corporate affairs are governed by:

- Title II of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended); and

- the *statuts* themselves.

Corporate Governance Exemptions

In association with our listing on Nasdaq National Market in April 2001, we applied for and were granted certain exemptions from the corporate governance requirements of the rules of the Nasdaq National Market, based on Nasdaq Marketplace Rule 4350(a). These exemptions were granted on the basis that compliance with the rules of the Nasdaq National Market would be contrary to the generally accepted business practices in France and/or would be in violation of the French Commercial Code. These exemptions are described in more detail in Exhibit 99.1 to this annual report.

Shareholder Identification

Our *statuts* allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our *statuts* allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See "— Form, Holding and Transfer of Shares" below.

Shareholders' Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders' meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

- electing, replacing and removing directors;

- appointing independent auditors;

- approving the annual accounts;

- declaring dividends or authorizing dividends to be paid in shares provided the *statuts* contain a provision to that effect;

- issuing non-convertible bonds; and

- approval of stock repurchase programs.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our *statuts*, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

- changing our company's name or corporate purpose;

- increasing or decreasing our share capital;

- creating a new class of equity securities;

- authorizing the issuance of investment certificates, convertible or exchangeable securities;

- establishing any other rights to equity securities;

- selling or transferring substantially all of our assets; and

- the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights) are required for any modification of the rights derived from that category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary Meetings

The French Commercial Code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors may call the meeting. In case of bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent for the purpose of calling a shareholders' meeting:

- one or several shareholders holding at least 5% of our share capital;

- any interested party in cases of urgency; or

- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of Shareholders' Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice, which is published in the *Bulletin des Annonces Légales Obligatoires*, or "BALO." The preliminary notice must first be sent to the AMF. The AMF also recommends that, prior to or simultaneously with the publication of the preliminary notice, a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, we must send a final notice containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative department *(département)* in which our company is registered as well as in the BALO, with prior notice having been given to the AMF. If no shareholder has proposed any new resolutions to be submitted to the vote of the shareholders at the meeting and provided that the board of directors has not altered the draft resolutions included in the preliminary notice, we are not required to publish the final notice; publishing a preliminary notice that stipulates that it is equivalent to a final notice will be deemed sufficient.

In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

- one or several shareholders together holding a specified percentage of shares; or

- a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

The board of directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

Following the publication of the final notice, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

Attendance and Voting at Shareholders' Meetings

In general, each shareholder is entitled to one vote per share at any general meeting, except for holders of shares with double voting rights (which are described above under "— Share Capital"). Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our *statuts*. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least two days prior to the date of the meeting.

Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (*intermédiaire financier habilité*) with whom such holder has deposited its shares, a certificate (*certificat d'immobilisation*) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least two days before the meeting.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us at least three days prior to the date of the shareholders' meeting.

Quorum

The French Commercial Code requires that shareholders together holding at least 25% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

- an ordinary general meeting; and

- an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a certain category of shares, the quorum requirement is half of the shares entitled to vote in that category, on the same basis.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least 25% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting only concerning a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Under the French Commercial Code, shares of a company held by entities controlled by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholder Rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

As previously noted, our shares currently constitute our only class of capital stock.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders' meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. In addition, because our shares are listed on the *Nouveau Marché* of Euronext Paris, we are required to file a report (*Document de référence*) with the AMF each year that describes our company and our subsidiaries.

Dividends

We may only distribute dividends out of our "distributable profits", plus any amounts held in our reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our *statuts*. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our *statuts*.

Legal Reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2003, our legal reserve was €145,848. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends

According to the French Commercial Code, our board of directors may propose a dividend for approval at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders.

Dividends may be paid in cash or, if the shareholders' meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our *statuts* provide that, upon a decision of the shareholders' meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment

According to the French Commercial Code, we must pay any existing dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

Increases in Share Capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

- issuing additional shares,

- increasing the nominal value of existing shares, or

- creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

- in consideration for cash,

- in consideration for assets contributed in kind,

- through an exchange offer,

- by conversion of debt securities previously issued,

- by capitalization of profits, reserves or share premiums, or

- subject to various conditions, in satisfaction of debt incurred by our company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under regular quorum and majority requirements. See "— Quorum" and "— Shareholders' Meetings and Voting Rights" above.

The shareholders may delegate the right to carry out any increase in share capital to our board of directors, provided that the increase has been previously authorized by the shareholders. Our board of directors may further delegate this right to our chairman and chief executive officer.

Decreases in Share Capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Our shareholders may delegate the right to effect a decrease in our share capital to our board of directors provided that the decrease has been previously approved by our shareholders.

Preferential Subscription Rights

According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share

capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the *Nouveau Marché* of Euronext Paris.

Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. Our board of directors and our independent auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law.

Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in any consecutive ten trading day period within the 20 trading days preceding the capital increase.

Form, Holding and Transfer of Shares

Form of Shares

Our *statuts* provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of Shares

In accordance with French law relating to the dematerialization of securities, shareholders' ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Natexis Banques Populaires. In addition, we maintain separate accounts in the name of each shareholder either directly or , at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. Natexis Banques Populaires issues confirmations (*attestations d'inscription en compte*) to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under a French statute dated May 15, 2001, when shares are so held, we are entitled to request from such intermediaries the names of the investors. Also, we may request any legal person (*personne morale*) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person not providing the complete requested information in time will be, until provision of the complete requested information, denied the right to vote and suspended the right to dividends, and

may in addition be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of Shares

Our *statuts* do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the *Nouveau Marché* on the shareholder's behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholder's behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For additional information regarding the *Nouveau Marché*, see Item 9 "The Offer and Listing — Markets." For dealings on the *Nouveau Marché*, the French Tax Code provides an exemption from the tax (*impôt sur les opérations de bourse*) that is usually assessed on the price at which the securities were traded. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed *pro rata* among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. Registered intermediaries holding shares in custody must comply with the preceding obligation whenever the aggregate holdings of their clients crosses such threshold, notwithstanding his own and each clients' individual reporting obligations as the proprietary owner of the shares. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the AMF with a written notice setting forth the number of voting rights

outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (*avis*), mentioning the date each such number was last updated.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to criminal fines.

If a registered intermediary fails to comply with the legal notification requirement, the shares or voting rights registered in his name will be deprived of voting rights for all shareholders' meetings until the registered intermediary complies with the notification and payment of dividends as postponed until such date. In addition, if a registered intermediary willfully fails to comply with these requirements, the shares may be deprived of all or part of their voting rights and dividends for up to five years by the Commercial Court, at the request of the company or shareholders holding 5% of more of the company's share capital.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that crosses the ownership threshold of 33⅓% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. In addition, our *statuts* provide that any person or entity, acting alone or in concert with others, who holds or ceases to hold, directly or indirectly, a portion equal to, or greater than, 1% of the share capital or a multiple of such portion up to the threshold of 34% of the share capital, must notify us by certified mail, return receipt requested, within five trading days from the day any of such thresholds is crossed, the total number of shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to the capital of the company and the voting rights potentially attached thereto.

Any person or entity that fails to comply with such notification requirements, upon the request, recorded in the minutes of the shareholders' meeting, of one or more shareholders holding at least 5% of our share capital made at the general shareholders' meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Our Own Shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, acquire up to 10% of our share capital within a maximum period of 18 months, provided our shares are listed on a regulated market.

To acquire our shares for this purpose, we must file a *note d'information* that has received the approval (*visa*) of the AMF. We can elect to file such *note d'information* either prior to obtaining our shareholders' approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan. By exception, our company will be exempted from filing a *note d'information* with the AMF if our shareholders' approve, at an ordinary general meeting, a share purchase plan limited, in volume, to 0.5% of the share capital and, in objectives, to purchases and sales of shares made to respond to market conditions or regulate market prices. If we benefit from this exemption, we will only be required to issue, at the latest on the day the share purchase plan is implemented, a press release containing all the information requested for a *note d'information*.

If we repurchase our shares in either of the foregoing manners, we have three options. We may:

- keep the shares;

- sell or transfer them, including to our employees under an authorized profit-sharing plan or stock option plan; or

- cancel the shares, with our shareholders' approval at an extraordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares of each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a *pro rata* basis.

We were authorized to purchase and possibly cancel up to 0.5% of our outstanding shares (up to €22.9 million) from the date of our June 28, 2002 shareholders' meeting through December 28, 2003. We did not acquire any of our own shares pursuant to this resolution during 2003. At our next general shareholder's meeting, scheduled for May 17, 2004, we will ask our shareholders to renew this authorization to purchase and possibly cancel up to 0.5% (up to €1.8 million) of our shares for an 18-month period. Under the proposal, the maximum purchase price for any share may not be greater than €20 and the selling price of any such share may not be lower than €1. Shares repurchased under this proposal could be used to:

- respond to market conditions;

- regulate market prices;

- provide shares to our employees and officers under stock option plans;

- provide shares to our employees and officers under share purchase plans;

- finance external growth;

- grant shares following the exercise of rights attached to securities that give the right to receive shares; or

- optimize our capital allocation.

Trading in Our Own Shares

Under *Règlement* n° 90-04 of the AMF, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

- trades must be executed on behalf of the company by only one intermediary in each trading session, unless the issuer executes its purchase plan partly through derivative instruments, in which case two intermediaries may be used, but only to the extent that the issuer is able to ensure adequate coordination between the intermediaries;

- any block trades may not be made at a price above the current market price; and

- each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company's shares, like our shares, will be continuously quoted (*cotation en continu*), then a trade must meet three further requirements to be considered valid:

- the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

- the trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during the three trading days immediately preceding the trade; and

- the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares.

There are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

There are certain exceptions to the above requirements:

- trades by a company in its own shares that are used to finance an acquisition are deemed valid, regardless of whether the six requirements listed above are met if (a) the acquisition takes place at least three months after the company's last trade in its own shares and (b) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio; and

- trades by a company in its own shares that are executed on behalf of the company by an intermediary pursuant to a liquidity agreement are deemed valid, regardless of whether the first two requirements listed above regarding continuous quotation and the two restrictions regarding the trading period are met if the terms of the liquidity agreement comply with the ethics guidelines (*charte de déontologie*) approved by the AMF in its *Instruction* of April 10, 2001.

After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions (including purchases, sales and share cancellations). The AMF makes this information publicly available. For additional information regarding our share purchases, see Item 16E "Issuer Purchases of Equity Securities."

Ownership of Shares by Non-French Persons

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

- the acquiring party's intentions,

- the acquiring party's ability to elect directors, or

- financial reliance by the company on the acquiring party.

Enforceability of Civil Liabilities

We are a limited liability company (*société anonyme*) organized under the laws of France, and most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets

are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

C.   Material Contracts

On April 20, 2001, we entered into U.S. $125 million credit facility, and we have amended this credit facility on several occasions, the most recent being April 30, 2003 as part of an overall financial restructuring. This credit facility is described in more detail under Item 5 "Operating and Financial Review and Prospects — Liquidity and Capital Resources" and "— Recent Developments" and is included (along with the April 2003 amendment) as an exhibit under Item 19.

D.   Exchange Controls

French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

E.   Taxation

French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares or ADSs.

The following summary does not address the treatment of shares or ADSs that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

The French Finance Law of 2004 includes a reform of the French tax treatment of distributions implementing a new mechanism to avoid double taxation of dividends and the elimination of the former *avoir fiscal* and *précompte* mechanisms as explained below.

Avoir Fiscal — Tax Credit

Prior to enactment of the reform, French resident shareholders were entitled to a tax credit, known as the *avoir fiscal*, on dividends received from French companies. The *avoir fiscal* was equal to 50% of the dividend received for individuals and, generally, equal to 10% of the dividend received for other investors, although the 10% rate was generally increased by 80% of any *précompte* actually paid in cash by the distributing corporation.

As a result of the reform:

• French resident individuals will still benefit from the *avoir fiscal* with respect to dividend distributions made during 2004 but will not be entitled to the *avoir fiscal* with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will only be taxed on half of dividends received and, in addition to the annual allowance which is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the "Tax Credit"). The Tax Credit will have a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

• French resident shareholders other than individuals will lose the benefit of the *avoir fiscal* for tax credits that they would otherwise have been able to use from 2005 on; thus French corporate shareholders with a fiscal year corresponding to the calendar year will not be entitled to the *avoir fiscal* with respect to dividends received in 2004.

Dividends paid to non-residents are not normally eligible for the benefit of the *avoir fiscal* and, from 2005 on, will not be eligible for the Tax Credit described above. However, France has entered into tax treaties with certain countries under which qualifying residents complying with the procedures for claiming benefits under an applicable tax treaty may be entitled to benefit from a refund of the *avoir fiscal* (net of applicable withholding tax), in addition to a reduced rate of withholding tax. Certain of these treaties impose additional conditions for the entitlement of corporate entities to the *avoir fiscal* and under certain treaties only individual residents are entitled to the *avoir fiscal*.

As a result of the French Finance Law of 2004 reform:

• qualifying non-resident individuals who hold shares directly will be entitled to a refund of the *avoir fiscal* with respect to dividends received in 2004 but will not be entitled to *avoir fiscal* refunds with respect to distributions made from 2005. Instead, qualifying non-resident individuals who were previously entitled to a refund of the *avoir fiscal* may benefit, under the same conditions as for the

avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax); the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, but claiming such refund may likely entail compliance with cumbersome formalities.

- non-resident shareholders other than individuals are no longer entitled to a refund of the *avoir fiscal* with respect to dividend distributions made from 2004.

Précompte — 25% Equalization Tax

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the *précompte*, which is payable by the distributing corporation to the French tax authorities. The *précompte* generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the *avoir fiscal*, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the *précompte* actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.

Distributions made by French companies from 2005 on will no longer be subject to *précompte*. However, an equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike *précompte*, this equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

Distributions made as from 2006 will not give rise to *précompte* or equalization tax liability.

Taxation on Sale or Disposition of Shares

Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold shares or ADSs in connection with the conduct of a business or profession in France, and have not held more than 25% of our dividend rights (*droits aux bénéfices sociaux*), directly or indirectly, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of shares or ADSs.

A 1% *ad valorem* registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. This duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

France imposes estate and gift tax on shares or ADSs of a French corporation that are acquired by inheritance or gift. The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Wealth Tax

Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (*impôt de solidarité sur la fortune*) in France as a result of owning an interest in the share capital of a

French corporation, provided that such ownership interest is less than 10% of the corporation's share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the "Treaty") and are fully eligible for benefits under the Treaty (a "U.S. holder"). You generally will be entitled to Treaty benefits in respect of our shares or ADSs if you are:

- the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

- an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

- not also a resident of France for French tax purposes; and

- not subject to an anti-treaty shopping article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

For U.S. federal income tax purposes, a U.S. holder's ownership of the company's ADSs will be treated as ownership of the company's underlying shares.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

As discussed in more detail above, the French Finance Law of 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to non-residents of France. Generally, non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the *avoir fiscal*. In addition, as of 2005, non-residents generally will not be eligible for the benefit of the Tax Credit available to French resident individuals, as described above.

However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%.

If you are an individual U.S. holder, you will also be entitled to a payment from the French tax authorities equal to the *avoir fiscal* with respect to dividends distributed in 2004 at a 50% rate, less a 15% withholding tax. Because of the 2004 French tax reform you will no longer be entitled to the *avoir fiscal* refund with respect to dividend distributions made from 2005 on. Instead, under the same conditions as for the *avoir fiscal*, you may be entitled to a refund of the Tax Credit less a 15% withholding tax. You generally will be entitled to receive a refund of the *avoir fiscal* or the Tax Credit only if you are subject to U.S. federal income tax on the *avoir fiscal* payment (or the Tax Credit) and the dividend to which it relates. The refund of the *avoir fiscal* (or the Tax Credit) will not be made available before January 15 following the end of the calendar year in which the dividend is paid. The French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, which may entail compliance with cumbersome formalities.

As a result of the 2004 French tax reform, U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury in respect of dividends paid from 2004.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights).

With respect to distributions of dividends made during 2004, U.S. holders that are not entitled to a refund of the *avoir fiscal* (*e.g.*, corporations, pension funds and other tax-exempt U.S. holders) may generally obtain from the French tax authorities a refund of the entire *précompte* equalization tax (discussed under "— French Taxation," above) we actually pay in cash in respect of a dividend, less a 15% French withholding tax.

Thus, for example, if we pay a dividend of 100 to an individual U.S. holder in 2004, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the *avoir fiscal* of 50 less a 15% withholding tax. If we pay a dividend of 100 to a corporate U.S. holder, such U.S. holder will receive 85, and will not be entitled to any *avoir fiscal*; in the event that the dividend distribution triggers payment by us of the *précompte*, such U.S. holder generally may also obtain from the French tax authorities a refund of the *précompte* that we pay in cash, less a 15% withholding tax.

The gross amount of dividend, *avoir fiscal* (or Tax Credit) and *précompte* payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

In order to claim Treaty benefits with respect to distributions made in 2004, if you are an individual U.S. holder, you must complete and deliver to the French tax authorities either:

- the simplified certificate described below; or

- an application for refund on French Treasury Form RF 1A EU-No. 5052.

A simplified certificate must state that:

- you are a U.S. resident within the meaning of the Treaty;

- you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

- you own all the rights attached to the full ownership of the shares (including dividend rights); and

- you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the *avoir fiscal*.

Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service and from the *Centre des Impôts des Non-Résidents* (9, rue d'Uzès, 75094 Paris Cedex 2).

If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and *avoir fiscal* refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

The *avoir fiscal* and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

As noted above, the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, which may entail compliance with cumbersome formalities.

If you are a U.S. holder not entitled to a refund of the *avoir fiscal*, in order to claim Treaty benefits (reduced withholding tax rate and, as the case may be, refund of the *précompte*) with respect to distributions made in 2004, you must file with the French tax authorities either the simplified certificate described above or French Treasury Form RF 1B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. Copies of the simplified certificate and of the form, together with instructions, are available from the U.S. Internal Revenue Service or at the *Centre des Impôts des Non-Résidents* (9, rue d'Uzès, 75094 Paris Cedex 2). If the simplified certificate or the form are filed prior to the dividend payment, then the French withholding tax generally will be withheld at the reduced rate.

The French tax authorities are expected to issue new guidelines setting out formalities to be complied with by U.S. holders in order to obtain the reduced withholding tax rate on distributions made from 2005. You should nevertheless be entitled to benefit from the application of the reduced rate of withholding tax of 15% provided that you complete and file with the French tax authorities Form RF 1B EU-No. 5053 before the payment of the dividend. If the form is not filed prior to the dividend payment, withholding tax should be levied at the 25% rate and you would have to claim for a refund of the excess by filing an application in this respect.

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held

for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

French Wealth Tax

The French wealth tax does not generally apply to shares or ADSs of a U.S. Holder if the holder is a resident of the United States for purposes of the Treaty.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. Any filings that we are required to make electronically, including this annual report and the exhibits hereto, are available to the public over the Internet at the Commission's Web site at http://www.sec.gov. All public materials filed with the Commission, including this annual report and the exhibits hereto, may also be inspected and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk

We prepare our financial statements in euros. In 2003, 58.3% of our total revenues were recorded in U.S. dollars, 15.7% in British pounds, 5.1% in Swedish crowns and 3.2% in Australian dollars. Virtually all of the remaining revenues were in euros. Purchases and expenses in U.S. dollars, British pounds, Swedish crowns and Australian dollars represented approximately 59.7%, 14.8%, 5.0% and 3.5%, respectively, of our cost of revenues and operating expenses in 2003. A declining of the euro against the U.S. dollar, the British pound, the Swedish crown and the Australian dollar and other currencies in which we receive revenues could increase our reported revenues and reduce our reported operating and net loss. Between its introduction on January 1, 1999 and end 2001, the euro declined from U.S. $1.17 per euro to U.S. $0.8813 per euro as of December 31, 2001. This decline increased the euro value of the U.S. dollar revenues that we earned in our U.S. activities. From early 2002, the euro has increased from U.S. $0.8813 per euro to U.S. $1.2597 per euro as of December 31, 2003. This augmentation has decreased the euro value of the U.S. dollar revenues that we have earned in our U.S. activities. The impact on our revenues of the fluctuations of the euro against the dollar is described above under Item 5 "Operating and Financial Review and Prospects — Results of Operations."

We incurred a net foreign exchange gain of €1,520 thousand in 2001, a net foreign exchange gain of €1,276 thousand in 2002 and a net foreign exchange gain of €3,679 thousand in 2003. The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency, mainly in the United States, although this does not eliminate the entire impact. The extent to which changes in our revenues has historically been affected by currency exchange rate movements are described above. When deemed appropriate, we have entered into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings, including by entering into forward contracts to purchase U.S. dollars and British pounds. The sensitivity corresponding to a change in the exchange rate of the U.S. dollar against the euro of 0.01 on our consolidated revenue and net loss would have been €1,051 thousand in 2003 (or 0.7% of our consolidated revenue) and €114 thousand in 2003 (or 1.0% of our consolidated net loss), respectively.

Interest Rate Risk

We are exposed to interest rate risk in our financing instruments. At December 31, 2003, we had variable rate debt totaling €92.6 million (or U.S. $117.0 million) and had €1.5 million invested in short-term money market accounts bearing variable rates of interest. In order to reduce our exposure to fluctuations in interest rates, we have entered, when deemed appropriate, into transactions to hedge our exposure to interest rates. On June 29, 2001, we entered into a U.S. $57.5 million interest rate swap agreement to hedge our exposure on 50% of our outstanding term loans under the U.S. $125 million, credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This new agreement replaced a previous agreement signed in August 1999. The effect of this new agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to a specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €781 thousand at December 31, 2003.

On December 11, 2003, we purchased a new financial instrument called CAP 6 months 3.00% Knock-Out (KO) 5.00% to hedge our exposure on our outstanding debt denominated in U.S. dollars for the period from May 1, 2004 to October 30, 2008, inclusive. This new financial instrument will replace the interest rate swap described in the preceding paragraph, which expires on April 30, 2004. We have paid a total price of U.S. $354 thousand for the full period covered by the Knock-Out CAP. No other amount is payable hereafter for this financial instrument, which is paid for in full upon purchase. The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses). At December 31, 2003, the fair value adjustment of the Knock-Out CAP is a loss amounting to €66 thousand.

We do not use derivative financial instruments for trading or other speculative purposes.

The sensitivity corresponding to a change in short term interest rates of 1% on our net variable debt under our U.S. $125 million credit facility after hedging (U.S. $59.6 million) over 2004 is equal to U.S. $596 thousand representing 7.7% of the total interest expense we recorded in 2003.

	Less than 1 year*	1 to 5 years**	More than 5 years
	(in thousands of U.S. $)		
Variable debt under the U.S. $125 million credit facility (less revolving portion)	110,500	52,100	—
Variable debt hedged through use of derivate instruments	(50,900)	(25,900)	—
Net variable debt under the U.S. $125 million credit facility	59,600	26,200	—

---

* Amount outstanding at December 31, 2003.
** Average amount outstanding over the next five years.

We do not utilize any financial instruments other than those mentioned in the preceding paragraphs and in the notes to our consolidated financial statements included in this annual report.

Item 12. Description of Securities other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS represents one-half of one of our ordinary shares (or the right to receive one-half of one of our ordinary shares) deposited with the following:

- Société Générale, 32 Rue Champ de Tir, Nantes, France.

Each ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold your ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among Genesys S.A., the depositary, you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR itself. Directions on how to obtain copies of these from the Securities and Exchange Commission are provided in the section entitled "Additional Information." You may also inspect a copy of the deposit agreement at the depositary's Corporate Trust Office.

Share Dividends and Other Distributions

How Will You Receive Dividends And Other Distributions on the Shares?

The depositary has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ADSs you hold.

Cash. The depositary will convert any cash dividend or other cash distribution paid on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. Although the deposit agreement requires the depositary to convert amounts paid into U.S. dollars as promptly as practicable, it does not fix a specific date for the determination of exchange rates for conversions into U.S. dollars.

If it is not possible to convert the amounts into U.S. dollars transferable to the United States on a reasonable basis or if any approval from a government or government agency is needed and is denied or cannot be obtained, the deposit agreement allows the depositary to distribute the dividends converted into U.S. dollars only to those ADR holders to whom it is possible to do so. It may distribute the dividends it cannot convert into U.S. dollars to, or hold such dividends for, the account of the ADR holders to whom it does not distribute dividends in U.S. dollars. It will not invest the funds it holds and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The section entitled "Taxation — Taxation of Shareholders — France" explains the relevant French tax rules. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. *If the exchange rates fluctuate during a time when the depositary cannot convert the euros, you may lose some or all of the value of the distribution.*

Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADRs. It will sell shares that would require it to deliver a fractional ADR and distribute the net proceeds in the same way as it distributes cash. If the depositary does not distribute additional ADRs, the outstanding ADRs will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. The depositary must first consult with us and we must furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it distributes cash. The depositary may allow rights that are not distributed or sold to lapse. *In that case, you will receive no value for them.*

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the depositary may deliver ADRs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash or it may choose any method to distribute the property it deems equitable and practicable.

The depositary is not responsible if it decides that it is unlawful or impractical to make distributions available to any ADR holders. We have no obligation to register our ADSs, shares, rights or other securities under the Securities Act or to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. *This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to you.*

Deposit, Withdrawal and Cancellation

How Does the Depositary Deliver ADRs?

The depositary will deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of our ADSs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How Do ADR Holders Cancel an ADR and Obtain Shares?

You may turn in your ADRs at the depositary's Corporate Trust Office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you; and (2) any other deposited securities underlying the ADR at the office of a custodian or, at your request, risk and expense, the depositary will deliver the deposited securities at its Corporate Trust Office.

Voting Rights

How Do You Vote?

You may instruct the depositary to vote the shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. *Otherwise you will not be able to exercise your right to vote unless you withdraw the shares from the ADR program and vote as an ordinary shareholder. However, you may not know about the meeting sufficiently in advance to withdraw the shares.*

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on; and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to French law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. *This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.*

The deposit agreement allows the depositary and Genesys S.A. to change the voting procedures or require additional voting procedures in addition to the ones described above if necessary or appropriate to comply with French or United States law or our by-laws. *For example, you might be required to arrange to have your ADSs deposited in a blocked account for a specified period of time prior to a shareholders' meeting in order to be allowed to give voting instructions.*

Fees and Expenses

ADR holders must pay:	*For:*
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
	Each cancellation of an ADS, including if the deposit agreement terminates
$.02 (or less) per ADS (or portion thereof)	Any cash payment
Registration or Transfer Fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of the depositary or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars Cable, telex and facsimile transmission expenses Servicing of shares or deposited securities
Taxes and other governmental charges the depositary or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Changes Affecting Deposited Securities

We:

- Change the nominal or par value of our shares.

- Distribute securities on the deposited shares that are not distributed to you.

- Reclassify, split up or consolidate any of the deposited securities.

- Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

Then either:

- The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

- The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Disclosure of Interests

The obligation of a holder or other person with an interest in our ordinary shares to disclose information under French law and under our by-laws also applies to you and any other persons with an interest in the ADRs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see Item 10 "Additional Information — Memorandum and Articles of Association — Share Capital."

Amendment and Termination

How May the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain registration fees, cable, telex or facsimile transmission costs, delivery cots or other such expenses of the depositary, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you will be considered, by continuing to hold your ADR, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How May the Deposit Agreement be Terminated?

The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement (1) collect distributions on the deposited securities; and (2) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money, which it may hold unsegregated, and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADR Holders

Limits on Our Obligations and Obligations of the Depositary; Limits on Liability to ADR holders

The deposit agreement expressly limits our obligations and the obligations of the depositary and it limits our liability and the liability of the depositary. We and the depositary:

- are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
- are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;
- are not liable if either exercises or fails to exercise discretion provided for under the deposit agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party;
- are not liable for any acts or omissions in reliance upon the advice of or any information from any person reasonably believed in good faith to be competent to give such advice or information;

- may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party; and

- are not liable for any failure to carry out voting instructions or for the manner in which a vote was cast, provided they act in good faith.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, the depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs, register transfers of ADRs or permit withdrawals of shares when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

- when temporary delays arise when we or the depositary have closed our transfer books or the deposit of shares is blocked in connection with voting at a shareholders' meeting, or the payment of dividends;

- when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

French Descriptive Report on Internal Controls

Under French law, we are required to publish descriptions of the material elements of our internal control procedures. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending December 31, 2005. An English translation of our French report is filed as an exhibit to this annual report.

Item 16.   [Reserved]

Item 16A.   Audit Committee Financial Expert

Our board of directors has determined that Patrick S. Jones qualifies as an "audit committee financial expert" within the meaning of this Item 16A. Our board of directors has also determined that Mr. Jones is "independent" within the meaning of the applicable rules of the Nasdaq National Market.

Item 16B.   Code of Ethics

We have adopted a financial code of ethics, as defined in Item 16B. of Form 20-F under the Securities Exchange Act of 1934, as amended. Our financial code of ethics applies to our Chief Executive Officer, Chief Financial Officer (who also acts as our Chief Accounting Officer) and persons performing similar functions, as designated from time to time. Our financial code of ethics is filed as an exhibit to this annual report under Item 19. If we amend the provisions of our financial code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver.

In accordance with the rules of the Nasdaq National Market, we are required to adopt a code of conduct that applies to all directors, officers and employees. This code of conduct would provide standards designed to deter wrongdoing and to promote honest and ethical conduct, including ethical handling of conflicts of interest, full and fair disclosure in public communications and compliance with applicable governmental rules and regulations. We are currently reviewing the application of such a code to our employees, in order to ensure that it will be in accordance with applicable labor laws.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Audit, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,	
	2002	2003
	(in thousands of €)	
Audit fees	754	701
Audit-related fees	30	76
Tax fees	347	366
Other fees	0	0
Total fees	1,131	1,143

Audit fees in the above table are the aggregate fees billed by Ernst & Young Audit in connection with (i) the audit of our annual financial statements, (ii) the review of our interim financial statements, (iii) consultations on audit and accounting matters that arise related to the audit, (iv) other audit services including the attendance at audit committee meetings, and (v) the audit of the income tax accrual. This information is presented as of the latest practicable date for this annual report on Form 20-F.

Audit-related fees in the above table are the aggregate fees billed by Ernst & Young Audit for assurance and related services that are reasonably related to the performance of the annual audit or interim reviews. This category primarily includes services relating to statutory audits and regulatory filings, internal control assessments and reports on internal controls, and accounting consultations on matters not related to an audit or review.

Tax fees in the above table are fees billed by Ernst & Young Audit for professional services rendered in connection with tax compliance (preparation of original and amended tax returns, claims for refund, etc.), tax advice (assistance with tax audits and appeals, technical advice from taxing authorities), and tax planning.

Other fees in the above table are fees billed by Ernst & Young Audit primarily related to permissible non-audit services not classifiable under the other categories listed in the table above. Ernst & Young Audit rendered no such services during the last two years.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has established certain procedures for the approval of audit and permissible non-audit services and for the pre-approval of permissible non-audit services to be provided by our independent auditors. Our audit committee establishes and approves in advance a list of all anticipated audit and permissible non-audit services, detailed as to the type of service to be provided and the authorized amount for such service. The chairperson of the audit committee is further authorized to approve engagements for permitted non-audit services up to a certain amount. The full audit committee ratifies any authorization so granted by the chairperson and expressly approves all permitted non-audit services above such amount on a case-by-case basis.

During 2003, no services were provided to our company by our independent auditors pursuant to the *de minimis* exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Issuer Purchases of Equity Securities

We do not have any current publicly announced share repurchase programs. We were authorized to purchase and possibly cancel up to 0.5% of our outstanding shares (up to €22.9 million) from the date of our June 28, 2002 shareholders' meeting through December 28, 2003. We did not acquire any of our own shares pursuant to this resolution or in any other manner during 2003. We intend to propose the adoption of a share repurchase program at our upcoming shareholders' meeting. For additional information regarding our proposed share repurchase program, see Item 10 "Additional Information — Memorandum and Articles of Association — Purchase of Our Own Shares."

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See pages F-1 through F-47, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1 Bylaws (*statuts*) of Genesys (English translation) (as adopted by the General Meeting on June 28, 2002) (incorporated herein by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

2.1 Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).

4.1 U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27, 2001, as amended June 11, 2002 (incorporated herein by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2001 as filed with the SEC on June 12, 2002).

4.2 Excerpt from the Information Document (*Note d'Information*) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333-55392).

4.3 Amendment to our U.S. $125 million Credit Facility dated April 30, 2003 (incorporated herein by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

4.4 Excerpt from the Minutes of our Compensation Committee meeting, dated June 5, 2003, relating to the termination payments to be made to Mr. François Legros in the event of his termination or resignation.

8.1 For a list of our significant subsidiaries, see Item 4 "Information on the Company — Organizational Structure."

11.1 Financial code of ethics, required by Item 16B.

12.1 Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Summary of NASDAQ Corporate Governance Exemptions.

99.2 Report of the Chairman of the Board of Directors for 2003 as required by Art. 117 of the French Financial Security Law (*Loi de Sécurité Financière*) (English Translation).

GENESYS S.A.

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

U.S. GAAP

	Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets at December 31, 2001, 2002 and 2003	F-3
Consolidated Statements Of Operations for the years ended December 31, 2001, 2002 and 2003 .	F-4
Consolidated Statements Of Changes In Shareholders' Equity for the years ended December 31, 2001, 2002 and 2003	F-5
Consolidated Statements Of Cash Flows for the years ended December 31, 2001, 2002 and 2003 .	F-6
Notes To Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Genesys S.A.

We have audited the accompanying consolidated balance sheets of Genesys S.A. as of December 31, 2003, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesys S.A. at December 31, 2003, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG AUDIT

/s/ Antoine Peskine
Represented by Antoine Peskine

Courbevoie, France
March 30, 2004

GENESYS S.A.

CONSOLIDATED BALANCE SHEETS

	December 31,		
	2001	**2002**	**2003**
	(in thousands, except share data)		
ASSETS			
Current assets:			
Cash and cash equivalents	€ 17,510	€ 9,976	€ 15,574
Short-term portion of restricted cash	—	—	3,371
Accounts receivable, less allowances €3,201, €3,502 and €2,537 at December 31, 2001, 2002 and 2003, respectively	48,989	35,930	30,206
Inventory	146	72	29
Prepaid expenses	7,156	1,874	2,286
Other current assets	6,664	5,261	8,856
Total current assets	80,465	53,113	60,322
Property and equipment, net	47,697	32,234	27,284
Goodwill, net	163,768	79,963	75,047
Customer lists, net	88,405	77,594	42,774
Technology, net	16,332	630	350
Other intangibles, net	6,553	26	2
Investment in affiliated company	126	118	141
Deferred tax assets	236	361	840
Deferred financing costs, net	4,722	3,797	2,531
Other assets	2,100	1,897	1,824
Long-term portion of restricted cash	—	—	2,722
Total assets	€ 410,404	€ 249,733	€ 213,837
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank overdrafts	—	€ 3,417	€ 3,850
Accounts payable	€ 24,533	14,344	8,676
Accrued liabilities	7,148	7,178	6,627
Accrued compensation	7,489	6,555	6,519
Taxes payable	9,929	8,998	9,092
Deferred revenue	4,198	352	88
Current portion of long-term debt	6,901	1,143	18,564
Current portion of capitalized lease obligations	266	191	55
Current portion of deferred tax liabilities	5,346	3,097	2,143
Current portion of other long-term liabilities	—	2,284	1,740
Other current liabilities	6,894	1,759	3,242
Total current liabilities	72,704	49,318	60,596
Long-term portion of long-term debt	142,552	120,165	82,814
Long-term portion of capitalized lease obligations	171	149	107
Long-term portion of deferred tax liabilities	28,503	20,666	11,504
Long-term portion of other long-term liabilities	3,606	6,644	3,173
Commitments and contingencies	—	—	—
Shareholders' equity:			
Ordinary shares: €5.00, €5.00 and €1.00 nominal value at December 31, 2001, 2002 and 2003, respectively; 15,271,064, 15,409,933 and 18,307,756 shares issued and outstanding at December 31, 2001, 2002 and 2003, respectively.	76,356	77,050	18,308
Common shares to be issued: €5.00, €5.00 and €1.00 nominal value at December 31, 2001, 2002 and 2003, respectively; 250,687, 137,347 and 65,067 shares at December 31, 2001, 2002 and 2003, respectively.	1,253	687	65
Additional paid-in capital	194,019	194,217	197,611
Accumulated other comprehensive income	3,749	6,980	15,372
Deferred compensation	(465)	(220)	(322)
Accumulated deficit	(111,293)	(225,172)	(174,640)
	163,619	53,542	56,394
Less cost of treasury shares: 22,131 shares at Dec. 31, 2001, 2002 and 2003	(751)	(751)	(751)
Total shareholders' equity	162,868	52,791	55,643
Total liabilities and shareholders' equity	€ 410,404	€ 249,733	€ 213,837

See notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	**2002**	**2003**
	(in thousands, except share data)		
Revenue:			
Services	€ 177,120	€ 199,068	€ 159,155
Products	1,831	1,595	345
	178,951	200,663	159,500
Cost of revenue:			
Services	74,774	86,193	56,936
Products	1,402	1,250	207
	76,176	87,443	57,143
Gross profit	102,775	113,220	102,357
Operating expenses:			
Research and development	5,366	4,734	4,183
Selling and marketing	42,718	49,976	37,394
General and administrative	53,920	56,487	37,729
Restructuring charge	—	4,336	1,115
Impairment of goodwill and other intangibles	61,269	93,613	28,057
Amortization of goodwill and other intangibles	30,768	13,888	9,595
Total operating expenses	194,041	223,034	118,073
Operating loss	(91,266)	(109,814)	(15,716)
Financial income (expense)			
Interest income	380	99	219
Interest expense	(8,407)	(9,256)	(6,818)
Foreign exchange gain	1,520	1,276	3,679
Other financial expense, net	(215)	(1,106)	(1,581)
Financial expense, net	(6,722)	(8,987)	(4,501)
Equity in income (loss) of affiliated company	(55)	(8)	22
Loss before taxes	(98,043)	(118,809)	(20,195)
Income tax (expense) credit	(484)	5,043	8,842
Net loss	€ (98,527)	€ (113,766)	€ (11,353)
Basic and diluted net loss per share	€ (7.65)	€ (7.32)	€ (0.69)
Number of shares used in computing basic and diluted net loss per share	12,878,594	15,541,898	16,579,986

See notes to financial statements

F-4

GENESYS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares		Ordinary shares to be issued	Additional paid-in capital	Treasury shares	Deferred compensation	Accumulated deficit	Accumulated other comprehensive income	Shareholders' equity
	Shares	Amount							
	(in thousands, except share data)								
Balance at January 1, 2001	9,342,381	€ 46,712	—	€ 90,199	€ (149)	—	€ (12,766)	€ 4,117	€ 128,113
Issuance of ordinary shares at prices ranging from €14.70 to €54.00 per share, net of offering expenses	5,928,683	29,644		87,003					116,647
Ordinary shares to be issued			€ 1,253	5,964					7,217
Issuance of replacement stocks options relating to the acquisition of Vialog and Astound				10,853					10,853
Deferred stock-based compensation						€ (644)			(644)
Amortization of deferred stock-based compensation						179			179
Purchase of treasury shares					(529)				(529)
Net loss of disposed treasury shares					(73)				(73)
Components of comprehensive loss:									
Net loss							(98,527)		(98,527)
Foreign currency translation								1,881	1,881
Unrealized loss on cash flow hedges								(2,249)	(2,249)
Total comprehensive loss	—	—	—	—	—	—	(98,527)	(368)	(98,895)
Balance at December 31, 2001	15,271,064	€ 76,356	€ 1,253	€ 194,019	€ (751)	€ (465)	€ (111,293)	€ 3,749	€ 162,868
Exercised stock-options	25,529	128		198					326
Converted notes	113,340	566	(566)						—
Amortization of deferred stock-based compensation						245			245
Other movements							(113)		(113)
Components of comprehensive income:									
Net loss							(113,766)		(113,766)
Foreign currency translation								2,821	2,821
Unrealized gain on cash flow hedges								410	410
Total comprehensive loss	—	—	—	—	—	—	(113,766)	3,231	(110,535)
Balance at December 31, 2002	15,409,933	€ 77,050	€ 687	€ 194,217	€ (751)	€ (220)	€ (225,172)	€ 6,980	€ 52,791
Reduction of nominal value		(61,885)	(305)	305			61,885		—
Issuance of ordinary shares at price of €2.20, net of offering expenses	2,814,944	2,815		2,629					5,444
Exercised stock-options	10,599	11		35					46
Converted notes	72,280	317	(317)						—
Amortization of deferred stock-based compensation						220			220
Variable accounting associated with repricing of stock-options				482		(322)			160
Other movements on stock-options				(57)					(57)
Components of comprehensive income:									
Net loss							(11,353)		(11,353)
Foreign currency translation								7,334	7,334
Unrealized gain on cash flow hedges								1,058	1,058
Total comprehensive loss	—	—	—	—	—	—	(11,353)	8,392	(2,961)
Balance at December 31, 2003	18,307,756	18,308	65	197,611	(751)	(322)	(174,640)	15,372	55,643

See notes to financial statements

GENESYS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	**2002**	**2003**
	(in thousands)		
Cash flows from operating activities:			
Net loss	€ (98,527)	€ (113,766)	€ (11,353)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	15,862	15,728	10,845
Amortization of goodwill and other intangibles	30,768	13,888	9,595
Impairment of goodwill and other intangibles	61,269	93,613	28,057
Amortization of deferred financing costs and debt issuance discount	1,107	1,365	1,307
Amortization of deferred charges	119	80	88
Allowance for bad debt	2,948	2,617	223
Amortization of deferred stock-based compensation	179	245	380
Loss (gain) on disposal of assets	293	(71)	150
Deferred taxes credit	(3,062)	(8,367)	(11,372)
Equity in loss of affiliated companies	55	8	(22)
Changes in operating assets and liabilities, net of effects of acquisition of businesses:			
Decrease (increase) in accounts receivable	(7,449)	3,462	2,335
Decrease in inventory	32	74	43
Decrease (increase) in prepaid expenses	(5,897)	3,620	(617)
Decrease (increase) in other assets	638	782	(5,396)
Increase in note receivable	(18,462)	—	—
Decrease in accounts payable	(2,412)	(5,607)	(4,346)
Increase (decrease) in accrued liabilities	1,828	(897)	(147)
Increase (decrease) in accrued compensation	734	(409)	560
Increase (decrease) in accrued taxes	(78)	(710)	648
Increase (decrease) in deferred revenue	659	(2,214)	(263)
Increase (decrease) in other liabilities	1,097	3,768	(3,373)
Net cash provided by (used in) operating activities	(18,299)	7,209	17,342
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(21,432)	(4,299)	—
Acquisition of furniture and equipment	(15,952)	(6,785)	(9,459)
Proceeds from sales of furniture and equipment	1,327	980	35
Net cash used in investing activities	(36,057)	(10,104)	(9,424)
Cash flows from financing activities:			
Increase (decrease) in bank overdrafts	(1,882)	3,417	473
Net proceeds from issuance of common stock	21,347	326	46
Purchase of treasury shares	(529)	—	—
Net proceeds from sales of treasury shares	(74)	—	—
Proceeds from the issuance of long-term debt	6,594	—	—
Principal payments on long-term debt	(3,023)	(6,481)	(1,226)
Deferred financing costs	(1,731)	(572)	(283)
Net cash provided by (used in) financing activities	20,701	(3,310)	(990)
Effect of foreign exchange rate changes on cash and cash equivalents	1,459	(1,329)	(1,330)
Increase (decrease) in cash and cash equivalents	(32,195)	(7,534)	5,598
Cash and cash equivalents, beginning of period	49,705	17,510	9,976
Cash and cash equivalents, end of period	€ 17,510	€ 9,976	€ 15,574
Supplemental disclosures of cash flow information:			
Interest paid	€ 7,310	€ 7,578	€ 4,670
Income taxes paid	1,933	3,286	2,222
Non-cash investing and financing transactions:			
Fixed assets acquired under capital lease	—	218	22
Issuance of common stock in connection with acquisitions	101,941	—	—
Acquisition of businesses:			
Assets acquired	331,843	—	—
Liabilities assumed and issued	(200,569)	—	—
Common stock issued	(94,724)	—	—
Common stock committed to be issued	(7,217)	—	—
Costs incurred during previous period for current year acquisitions	(1,682)	—	—
Cash to be paid in the following period	(4,170)	—	—
Cash paid in connection with previous period acquisitions	1,112	4,299	—
Cash paid	24,593	4,299	—
Less cash acquired	(3,161)	—	—
Net cash paid for acquisitions of businesses	€ 21,432	€ 4,299	—

See notes to financial statements

F-6

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and when indicated)

Note 1.   Organization and business

Genesys S.A., together with its subsidiaries (''the Company''), is a limited liability company organized under the laws of France.

The Company is a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.

Note 2.   Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

As a publicly traded company on the *Nouveau Marché* of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France, which differ in certain respects from generally accepted accounting principles in the United States.

In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company filed a Form 20-F on June 29, 2001, June 12, 2002 and May 15, 2003 including consolidated financial statements for the fiscal years ended December 31, 2000, 2001 and 2002, respectively, that have been prepared in accordance with generally accepted accounting principles in the United States.

The main consolidation principles are as follows:

- Companies that are wholly owned or that the Company controls are consolidated;

- Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting; and

- All significant inter-company transactions and balances are eliminated.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Scope of consolidation

The following companies have been consolidated:

Name	Location	Interest and control
1. Fully consolidated companies		
Parent and sub-holdings companies		
Genesys S.A.	Montpellier, France	Parent company
Geene S.A.S.	Paris, France	100%
Eesys S.A.S.	Paris, France	100%
3054-344 Nova Scotia Ltd..	Halifax, Canada	100%
3054-345 Nova Scotia Ltd..	Halifax, Canada	100%
North America		
Genesys Conferencing Inc.	Denver, USA	100%
Genesys Conferencing Ltd.	Toronto, Canada	100%
Europe		
Genesys Conferencing Ltd.	Croydon, England	100%
Genesys Conferencing A.B..	Stockholm, Sweden	100%
Genesys Conferencing France S.A.S.	Ivry, France	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing, S.R.L.	Milan, Italy	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Asia Pacific		
Genesys Conferencing Pty. Ltd..	Melbourne, Australia	100%
Genesys Conferencing Pte. Ltd..	Singapore	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing Std. Bhd. (*).	Kuala Lumpur, Malaysia	100%
Genesys Conferencing K.K. (**)	Tokyo, Japan	100%
2. Affiliates accounted for under the equity method:		
Genesys Conferencing Iberia	Madrid, Spain	20%

(*) The Malaysian subsidiary began operations on November 5, 2002. This company was not fully consolidated at December 31, 2002 due to its low level of activity. The consolidated statements of operations for the year ended December 31, 2003 include the period from November 5, 2002 to December 31, 2003.

(**) On December 12, 2003, Genesys Conferencing Pte. incorporated Genesys Conferencing K.K. in Japan. The Japanese subsidiary will begin operations during the first half-year 2004.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates.

Translation of financial statements of foreign subsidiaries

The functional currency of each subsidiary is the local currency, except Genesys Conferencing Ltd., a Canadian company using U.S. dollars. In accordance with Statement of Financial Accounting Standard No. 52, assets and liabilities of the Company and its subsidiaries with functional currencies other than the

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Euro are translated into Euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for each reporting period. Foreign currency translation gains or losses are recorded as a separate component of shareholders' equity.

Due to the number of currencies involved, the constant change in currency exposures, and the substantial volatility of currency exchange rates, the effect of exchange rate fluctuations upon future operating results could be significant.

Transactions in foreign currencies

At year end, foreign currency denominated balances are translated using closing rates of exchange. In accordance with Statement of Financial Accounting Standard No. 52, unrealized gains and losses are recognized in income for the period unless the supporting transactions hedge a foreign currency commitment or a net investment in a foreign entity.

Revenue recognition

The Company generally recognizes revenue upon completion of conferencing services or at the time of shipment of equipment, assuming that persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable, unless the Company has future obligations for installation or has to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

Cost of services

Cost of services consists principally of telephony costs, equipment product costs, operator and operations management salaries and office expenses for operations staff and depreciation on teleconferencing bridges and telecommunications equipment.

Cost of products

Cost of products consists of audio and video equipment that the Company purchases and sells.

Cash and cash equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates its determination as of each balance sheet date. Management has classified the Company's marketable securities as available-for-sale securities within cash and cash equivalents in the accompanying consolidated financial statements. Unrealized gains and losses on such securities are recorded as a component of comprehensive income.

Inventories

Video and audio equipment inventories are stated at the lower of cost or market, on a first-in, first-out ("FIFO") basis.

Accounts receivable

Allowance for doubtful accounts is established for the amount that is considered as uncollectable at year-end, particularly based on a statistical calculation from invoice date of outstanding invoices.

Goodwill and identifiable intangible assets

Goodwill represents the excess purchase price paid over the net identifiable tangible and intangible assets acquired in business combinations. Other intangible assets primarily represent technology and customer lists.

Prior to January 1, 2002, goodwill and other intangible assets were being amortized on a straight-line basis over the following periods: 3 to 5 years for assembled workforce, 4 years for technology, 5 to 10 years for customer lists and 20 years (audio and video teleconferencing) or 5 years (data and web conferencing) for goodwill, which represented their estimated useful lives.

The Company has adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, since January 1, 2002. Statement 142 prohibits the amortization of goodwill and indefinite-lived intangible assets. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets that have definite lives will continue to be amortized over their useful lives.

Application of the non-amortization provisions of Statement 142 resulted in a decrease in amortization expenses of approximately €12.7 million and €12.0 million for the years ended December 31, 2002 and 2003, respectively. The Company also reclassified an assembled workforce intangible asset with an unamortized balance of €6.5 million (along with a deferred tax liability of €1.8 million) to goodwill at January 1, 2002. The following table sets forth net loss and net loss per share to exclude amortization of goodwill recorded prior to the adoption of Statement 142 on January 1, 2002:

| | Years ended December 31, | | |
	2001	2002	2003
	(in thousands, except share data)		
Reported net loss	€(98,527)	€(113,766)	€(11,353)
Add back: amortization of goodwill	30,768	—	—
Adjusted net loss	€(67,759)	€(113,766)	€(11,353)
Reported basic and diluted net loss per share	€ (7.65)	€ (7.32)	€ (0.69)
Add back: amortization of goodwill	2.39	—	—
Adjusted basic and diluted net loss per share	€ (5.26)	€ (7.32)	€ (0.69)

The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first step of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on the results of this transition test, including a report from an independent expert, no impairment charge was recorded at January 1, 2002 as a cumulative effect of change in accounting principle.

The required annual impairment test of goodwill was performed as of October 1, 2002 and 2003. Following the results of the first step of the required impairment test, which was failed, the second step was required. Based on the results of this annual impairment test, including a report from an independent

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

expert, impairment charge of €81.7 million and €3.1 million was recorded in 2002 and 2003, as described in Note 3, *Impairment of goodwill and identifiable intangible assets*.

Since January 1, 2002, other intangible assets have been amortized on a straight-line basis over the following periods: 4 years for technology and 5 to 10 years for customer lists, which represented their estimated useful lives.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Software and systems	1 to 5 years
Office and computer equipment	3 to 5 years
Bridges and other telecommunications equipment	5 years
Furniture	5 to 10 years
Fixtures and fittings	5 to 10 years
Buildings	25 years

Impairment of long-lived assets

The Company has applied Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), since January 1, 2002, whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company tests identifiable intangible assets for impairment using the two-step process prescribed in SFAS 144. In accordance with this Statement, an impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Based on the results of this review in 2002 and 2003 of certain identifiable intangible assets, including a report from an independent expert, impairment charges of €11.9 million and €24.9 million were recorded in 2002 and 2003, respectively, as described in Note 3, *Impairment of goodwill and identifiable intangible assets*.

Research and development

The Company maintains engineering departments that, in part, develop features and products for group communications. The Company charges to expense when incurred that portion of the costs of these departments that relates to research and development activities.

In 2001, 2002 and 2003, research and development expenses amounted to €5,366, €4,734 and €4,183, respectively, which represent 3.0%, 2.4% and 2.6% of total revenue, respectively. Expenses relating to software and information system network maintenance and development, classified as general and administrative expenses in 2001, 2002 and 2003, amounted to €6,318, €7,894 and €6,658, respectively, which represent 3.5%, 3.9% and 4.2% of total revenue, respectively.

(in thousands, except share data and when indicated)

Computer software costs

In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal use," the company capitalizes certain costs related to internal use software once specific criteria have been met.

Deferred financing costs

Costs to obtain debt financing are capitalized and amortized over the life of the related debt using the effective interest method. Due to a higher conversion rate than expected for the convertible notes issued in August 1999, an additional amortization amounting to €27 thousand was recorded in additional paid-in-capital in 2001.

Income taxes

In accordance with Statement of Financial Accounting Standards No. 109, the Company provides for deferred taxes using the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liability is recorded for identifiable intangible assets (technology and customer lists), if necessary. Such liability is amortized over the life of the related intangible assets.

Stock options

The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock issued to Employees." Under APB 25, no compensation expense is recognized for stock options issued to employees with an exercise price equal to the market price of the underlying shares on the date of grant. Stock options issued with an exercise price less than the market price of the underlying shares on the date of grant result in deferred compensation which is amortized to expense over the vesting period.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," amended by SFAS 148, "Accounting for Stock-based Compensation — Transition and Disclosure: an Amendment of FASB Statement No. 123," provides an alternative to APB 25 in accounting for stock-based compensation issued to employees using the fair value based method. Companies can elect to continue to apply the provisions of APB 25 but are required by SFAS 123, as amended by SFAS 148, to disclose the pro forma effect on net income and net income per share as if the fair value basis method had been applied.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and SFAS 148, and has been determined as if the Company had accounted for its employee stock options under

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2001	2002	2003
Expected dividend yield	0%	0%	0%
Expected volatility	0.985	0.865	0.879
Risk-free interest rate	5.05%	4.93%	4.18%
Weighted average expected life	5.5 years	5.5 years	4.5 years

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	Years ended December 31,		
	2001	2002	2003
Net loss, as reported	€ (98,527)	€(113,766)	€(11,353)
Add: Stock-based employee compensation expense included in reported net loss	179	245	380
Deduct: Stock-based employee compensation expense determined under fair value method for all stock option grants (SFAS 123 expense)	(9,645)	(8,837)	(7,314)
Pro forma net loss	€(107,993)	€(122,358)	€(18,287)
Basic and diluted net loss per common share, as reported	(7.65)	(7.32)	(0.69)
Pro forma basic and diluted net loss per common share	(8.39)	(7.87)	(1.10)

The weighted average fair value of options granted during 2001, 2002 and 2003 was as follows:

	Years ended December 31,		
	2001	2002	2003
Options whose price was less than the market price of the underlying shares on the grant date	€18.10	—	—
Options whose price was greater than the market price of the underlying shares on the grant date	12.62	€13.72	—
Options whose price was equal to the market price of the underlying shares on the grant date	—	—	€4.48

Comprehensive income (loss)

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. The Company's other comprehensive income (loss), as set forth in the accompanying consolidated statements of shareholders' equity, includes net loss, unrealized gains and losses on investments and derivative instruments (interest rate swap agreement) and cumulative foreign currency translation adjustments.

(in thousands, except share data and when indicated)

Net earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" basic and diluted earnings per share have been presented. Basic earnings per share exclude the dilutive effects of options and reflect only the actual ordinary shares outstanding. Diluted earnings per share include the dilutive effects of options as if they had been exercised. Because the potentially issuable shares from the exercise of stock options and convertible notes would be antidilutive, there are no differences between basic and diluted net loss per share for the Company through December 31, 2003.

Segment reporting

Management has reviewed Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" and considered the way its operations are currently organized. Management has concluded that the Company and its subsidiaries operate currently in four reportable segments: North America, Europe and Asia-Pacific, and starting in 2002, a Global Video division, as management internally evaluates and reports the performance of the Company on the basis of these separate 4 business units. Segment information for 2001, initially based on three segments, has been restated to report the Global Video Division as a separate segment to be comparable with the segment presentation for 2002 and 2003.

Advertising expense

The cost of advertising is expensed as incurred. The Company's advertising costs for the years ended December 31, 2001, 2002 and 2003 were €2,987, €2,309 and €2,116, respectively.

Derivative instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (*i.e.*, gains or losses) of a derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (*i.e.*, hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. At December 31, 2003, the Company does not hold derivative instruments that are designated and qualify as a fair value hedge. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

During the year ended December 31, 2003, the Company did not recognize gains or losses for cash flow hedges that had been discontinued.

(in thousands, except share data and when indicated)

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and trade receivables.

The Company has cash investment policies that limit investments to short-term low-risk instruments. The Company's cash is held primarily in U.S. dollars, Euros and British Sterling Pounds (GBP) and concentrated mainly in 5 banks in the United States, France and the United Kingdom.

The Company sells its services and products to customers in a variety of countries in North America, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

To date, such losses have been within management's expectations. A summary of the activity in the allowance for doubtful accounts is as follows:

	Years ended December 31,		
	2001	2002	2003
Allowance balance at January 1	€ 1,431	€ 3,201	€3,502
Amounts charged to expense	3,189	2,617	223
Amounts written off	(1,469)	(1,935)	(968)
Currency translation adjustment	50	(381)	(220)
Allowance balance at December 31	€ 3,201	€ 3,502	€2,537

For all periods presented, no customer represented revenues in excess of 10% of the Company's total consolidated revenues.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, *Consolidation of Variable Interest Entities (an interpretation of ARB 51)*. As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, Interpretation 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity' expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary's consolidated financial statements. Interpretation 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired by the Company before February 1, 2003, this Interpretation becomes applicable beginning on January 1, 2004. The application of the initial consolidation provisions of Interpretation 46 did not have a material impact on the Company's financial position or results of operations. The Company does not expect the application of the remaining

(in thousands, except share data and when indicated)

consolidation provisions of the Interpretation, as required by the first quarter of 2004, to have a material effect on the Company's financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. SFAS 150 on June 1, 2003 and the effect of adopting this statement did not have any material impact on the Company's financial position, results of operations or cash flows for the year ended December 31, 2003. The Company does not use such instruments.

In December 2003, the Financial Accounting Standards Board issued Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This statement retains the disclosure requirements contained in the original statement, which it replaces. It requires additional disclosures to those in the original statement about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The required information to be provided separately for pension plans and for other post-retirement benefit plans. The disclosure provisions are not applicable for the year ending December 31, 2003, as the Company does not hold any domestic plans. The Company will adopt the disclosure provisions for its foreign plans in the fiscal year ending December 31, 2004, as required. This statement did not have any material impact on the Company's financial position, results of operations or cash flows for the year ended December 31, 2003.

Note 3. Impairment of goodwill and identifiable intangible assets

	Years ended December 31,		
	2001	2002	2003
Impairment of:			
Goodwill	€50,611	€81,749	€ 3,141
Identifiable intangible assets	10,658	11,864	24,916
	€61,269	€93,613	€28,057

2001

As of December 31, 2001, the Company performed a review of the carrying value of its goodwill and identifiable intangible assets that were recorded in connection with its various acquisitions. This review was triggered by the significant decline in stock value in the telecommunications industry, which includes the Company's conferencing services. During 2001, management of telecommunication companies and financial analysts revised down their estimates of future financial performance of this industry. Additionally, during the preceding three years, the Company had acquired numerous businesses using common stock as a major component of the purchase price when the Company's valuation was at a significantly higher level.

Based on the results of this review, including an independent report, the Company recorded a total impairment charge of €61,269. Of this amount, €50,611 was a reduction of the carrying value of goodwill

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

and the remaining €10,658 was a reduction of the carrying value of identifiable intangible assets. The impairment charge of €61,269 is mainly associated with the acquisition of Astound (€32,777) and video-conferencing services (€20,598), which were included in the service offerings of several acquisitions made by the Company.

The review was performed in accordance with the Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (SFAS 121). Under the guidance of SFAS 121, the Company divided its assets into six groups of assets with identifiable cash flows. For those groups of assets where the carrying value exceeded the undiscounted future cash flows, the amount of impairment was determined using discounted future cash flows, based on management's best estimates.

2002 and 2003

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill be reviewed for impairment at least annually, the Company tested goodwill for impairment using the two-step process prescribed in Statement 142 as at October 1, 2002 and 2003, respectively. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Under the guidance of SFAS 142, the Company divided its business into reporting units composed of 4 reportable segments (North America, Europe, Asia-Pacific and Global Video Division). For segments where the carrying value exceeded the estimated fair value of net assets, the second step was required. During this second step, the amount of impairment is defined by the difference of implied fair value of goodwill and its book value at the date of the review. The Company performed this review with the assistance of an independent valuation consulting company. Based on the results of this review, using a discounted cash flow approach based on the Company's current financial projections, the Company recorded total impairment charges of €81,749 and €3,141 in 2002 and 2003, respectively, that were recorded as reductions to the carrying value of goodwill. The impairment charge of €81,749 recorded in 2002 is mainly associated with the acquisition of North American businesses (€81,315 in 2002), mainly related to the Vialog Corporation acquisition, which occurred in April 2001. The impairment charge of €3,141 recorded in 2003 is also associated with the acquisition of North American businesses.

As of October 1, 2002 and 2003, the Company also performed a review of the carrying value of technology and customer lists that were associated with the acquisitions of North American businesses (1999 and 2001), as certain information indicated that the carrying amount of these intangible assets may not be recoverable. The review was performed in accordance with the Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). Based on the results of this review, including an independent report, the Company recorded a total impairment charge of €11,864 and €24,916 in 2002 and 2003, respectively, that was recorded as a reduction to the carrying value of intangible assets. The impairment charge of €11,864 recorded in 2002 relates to the technology of Astound acquired in 2001. The impairment charge of €24,916 recorded in 2003 relates mainly to the customer lists of Vialog acquired in 2001 (€23,000) and, to a lesser extent, to the customer lists of Aloha Conferencing and Williams Communications, acquired in 1999 (€1,916).

Note 4. Acquisitions

All acquisitions made by the Company have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Astound

On March 27, 2001, the Company completed the acquisition of Astound Inc., a Web conferencing and Web streaming company headquartered in Canada.

The total purchase price was €58,939 and consisted of:

— €14,399 in cash paid immediately;

— €4,000 in cash (named "top up") paid on January 4, 2002, together with interests Libor USD 9 months + spread 2.75% thereon (€171);

— 916,391 convertible notes, each with a principal amount of €28.79. Each note is convertible into one share of common stock, not later than March 27, 2011. The fair market value of these notes amounted to €26,383 at acquisition date;

— €1,659 of acquisition costs;

— €1,561 for deferred compensation relating to 188,116 stock options;

— €10,766 for deferred tax relating to identifiable intangible assets.

The purchase price exceeded the fair value of the net tangible assets acquired by €60,463. Based on an independent report, this excess was allocated to:

— technology for €30,351, classified in other intangibles and amortized over 4 years;

— assembled workforce for €1,349, classified in other intangibles and amortized over 3 years until effective date of Statement No. 142 on January 1, 2002. In accordance with FAS 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002;

— goodwill for €28,763 and amortized over 5 years until effective date of Statement No. 142 on January 1, 2002.

In 2002, Astound, Inc. was renamed Genesys Conferencing Ltd.

Vialog

On April 25, 2001, the Company completed the acquisition of Vialog Corporation, an audio, video and data conferencing company listed on the American Stock Exchange (AMEX).

The total purchase price was €123,511 and consisted of:

— 3,446,969 shares of Genesys S.A. with a fair market value of €75,557 at the time of issuance. Vialog shareholders received ADS's for each Vialog share at an exchange ratio of 0.33515 Genesys share per Vialog share, resulting in approximately 24.65% ownership of Genesys S.A. One Genesys ADS is equivalent to one-half of one Genesys common share;

— €8,717 of acquisition costs;

— €8,648 for deferred compensation relating to 2,466,889 stock options;

— €30,589 for deferred tax relating to allocated purchase price.

The purchase price exceeded the fair value of the net tangible assets acquired by €204,091. Based on an independent report, this excess was allocated to:

— customer list for retail conferencing for €81,551, classified in other intangibles and amortized over 10 years;

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

— customer list for wholesale conferencing for €4,245, classified in other intangibles and amortized over 5 years;

— assembled workforce for €5,250, classified in other intangibles and amortized over 4 years until effective date of Statement No. 142 on January 1, 2002. In accordance with FAS 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002;

— goodwill for €113,045 and amortized over 20 years until effective date of Statement No. 142 on January 1, 2002. In 2002, original goodwill was increased by:

 • U.S.$3,437 (or €3,940) due to accrued restructuring expenses associated with the closure of the Vialog Corporation's call centers located in Bedford, Massachusetts and Montgomery, Alabama, as described in Note 13, Other long-term liability;

 • U.S.$1,509 (or €1,730) due to some additional liabilities relating to future operating leases payment for call centers closed in 1998 and 1999 and stock-options.

Following the acquisition, Vialog Corporation was renamed to Genesys Conferencing of Massachusetts, Inc.

Other

On January 1, 2001, Axone, Cote & Com, EBCS and Medlive merged into Mediactiv, and Mediactiv was renamed Genesys Open Media (GOM). GOM's activity consisted of event and managed services. At the end of 2001, Genesys Open Media was renamed Genesys Conferencing France, S.A.

On January 1, 2001, Telechoice Deutschland GmbH and Eureka Global Teleconferencing Service GmbH merged into Darome Teleconferencing GmbH.

On May 2001, the Company registered a subsidiary in Italy, named Genesys Conferencing srl, which is held by Genesys S.A. (95%) and Genesys Conferencing Ltd (UK) (5%).

On November 2, 2002, the Company purchased the two existing shares, each having a nominal value of one ringgit (Malaysian currency), of the Malaysian company Genesys Conferencing Sdn Bhd. Thereafter, the Company took part in a capital increase of 98 shares of 1 ringgit nominal value each. The Malaysian subsidiary began operations on November 5, 2002.

On December 12, 2003, Genesys Conferencing Pte. incorporated Genesys Conferencing K.K. in Japan. The Japanese subsidiary will begin operations during the first half of 2004.

Note 5. Cash, cash equivalents and restricted cash

The following is a summary of available-for-sale securities qualifying as cash equivalents:

	December 31,		
	2001	**2002**	**2003**
Cash equivalents:			
Money market funds	€1,569	€ 6	€1,524
Term deposits	6,886	85	8,048
	€8,455	€91	€9,572

At December 31, 2001, 2002 and 2003, there are no material unrealized holding gains on available-for-sale securities. Net realized gains from sales of available-for-sale securities were €387, €32 and €3 in 2001, 2002 and 2003, respectively.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

At December 31, 2003, the restricted cash included:

— €5.4 million proceeds of the July 2003 rights offering, net of offering expenses, deposited in an escrow account, to be used to repay the principal of, or repurchase, the Company's 3% convertible bonds due 2004 (50% of the €5.4 million amount, i.e. €2.7 million) and 2005 (50% of the €5.4 million amount, i.e. €2.7 million).

— €0.3 million of treasury mutual fund shares (SICAV) pledged in order to secure a letter of credit in favor of the French tax administration (to provide security with respect to litigation regarding sales tax);

— €0.3 million certificate of deposit, which secures a letter of credit in favor of one of our leaseholders; and

— €0.1 million security deposit securing a lease on various equipment.

Note 6.   Property and equipment

Property and equipment consist of the following:

	December 31,		
	2001	**2002**	**2003**
Telecommunications equipment	€ 43,612	€ 39,503	€ 40,448
Software and systems	13,341	14,969	15,202
Office and computer equipment	11,351	9,704	9,800
Leasehold improvements	5,586	4,715	4,387
Software development in progress	3,229	564	366
	77,119	69,455	70,203
Less accumulated depreciation	(29,422)	(37,221)	(42,919)
	€ 47,697	€ 32,234	€ 27,284

The Company leases certain of its equipment under capital leases. The cost of such equipment included in property and equipment was €1,609, €1,698 and €1,597 at December 31, 2001, 2002 and 2003, respectively. Accumulated amortization of this equipment was €1,033, €1,209 and €1,092 at December 31, 2001, 2002 and 2003, respectively.

Software development in progress at December 31, 2001, 2002 and 2003 mainly consists of an integrated reservation and billing system (€2,776, €564 and €231, respectively) that was implemented in 2002 and 2003 and, consequently, partly reclassified to software and systems. Some additional developments are planned in 2004.

Depreciation expense including equipment under capital leases was €15,862, €15,728 and €10,845 in 2001, 2002 and 2003, respectively.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Note 7.   Goodwill and other intangible assets

Goodwill and other intangible assets consist of the following:

	December 31,		
	2001	**2002**	**2003**
Goodwill	€237,134	€ 229,675	€ 214,063
Customer lists	102,510	101,413	100,351
Technology	30,351	30,351	30,351
Assembled workforce	9,513	—	—
Other	20	26	22
	379,528	361,465	344,787
Less accumulated amortization	(43,201)	(55,483)	(63,459)
Less impairment loss (see Note No. 3)	(61,269)	(147,769)	(163,155)
	€275,058	€ 158,213	€ 118,173

In accordance with Statement No. 142, assembled workforce was reclassified to goodwill on January 1, 2002.

Amortization expenses were €30,768, €13,888 and €9,595 in 2001, 2002 and 2003, respectively. The estimated amortization expense for the next 5 fiscal years is as follows:

2004	€7,021
2005	6,811
2006	6,175
2007	5,761
2008	5,366

The changes in the carrying amount of goodwill and other intangibles from January 1, 2001 through December 31, 2003 are as follows:

	December 31,		
	2001	**2002**	**2003**
Balances as of the beginning of the year	€100,258	€275,058	€158,213
Add: goodwill for current year acquisitions	264,554	—	—
Less: amortization of goodwill & other intangibles	(30,768)	(13,888)	(9,595)
Less: impairment of goodwill & other intangibles	(61,269)	(93,613)	(28,057)
Adjustments of goodwill and other intangibles for previous year acquisitions	387	3,053	635
Impact of foreign currency fluctuations	1,896	(12,397)	(3,023)
Balances as of the end of the year	€275,058	€158,213	€118,173

Note 8.   Short-term credit facilities

Borrowings under short-term facilities represent overdraft positions on the Company's bank accounts. Such borrowings bear interest at 3.6% at December 31, 2003. The short-term facilities provide for a maximum amount of borrowings of €3,750 million, including €3,750 million utilized as bank overdraft as of December 31, 2003. The weighted average interest rate for the Company under such facilities was 7.1% for 2001, 4.3% for 2002 and 3.4% for 2003.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Note 9. Long-term debt

Long-term debt consists of the following:

	December 31,		
	2001	**2002**	**2003**
Term loans, variable rate	€128,812	€103,137	€ 84,719
Term loans, fixed rate	—	74	37
Revolving loans, variable rate	12,108	9,536	7,918
3% Convertible notes, net of unamortized discount of €469 in 2001, €297 in 2002 and €201 in 2003	8,281	8,441	8,550
Interest free loan from ANVAR	252	120	154
Capital lease obligations	437	340	162
Total long-term debt	149,890	121,648	101,540
Less current portion	(7,167)	(1,334)	(18,619)
Long-term debt, less current portion	€142,723	€120,314	€ 82,921

Future repayments

As of December 31, 2003, future repayments of long-term debt, excluding capital lease obligations, are as follows:

2004	€ 18,564
2005	21,728
2006	23,803
2007	18,677
2008	18,606
2010 and thereafter	—
Total	€101,378

Bank Financing Restructuring

U.S. $125 Million Credit Facility

On April 20, 2001, the Company and Vialog entered into a U.S. $125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced the Company's then outstanding U.S. $35 million multi-currency term loan and the long-term debt of Vialog (U.S. $75 million senior notes payable) that existed prior to the acquisition of Vialog. Prior to the signature on April 30, 2003 of the amendment described below, the U.S. $125 million credit facility included the following terms:

— a U.S. $50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

— a U.S. $30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility initially matured on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

— a U.S. $35 million senior term loan facility granted to the Company, which the Company used to partially refinance its existing debt. This facility initially matured on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

— a U.S. $5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

— a U.S. $5 million revolving loan facility granted to the Company, which the Company uses for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

Prior to the financial restructuring as described below, the U.S. $50 million and U.S. $35 million term loans granted to Vialog and the Company, respectively, were to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S. $30 million facility was to be repaid in one payment at maturity.

Terms of the Financial Restructuring

On April 11, 2003, the Company reached an agreement in principle with its lenders under the U.S. $125 million credit facility, several of the holders of its 3% convertible bonds and certain of its shareholders (some of whom are also bondholders), on a financial restructuring plan that is designed to facilitate its continuing growth in the coming years. The agreement was negotiated under a procedure that involved the appointment by a French court of a mediator whose mandate was to facilitate the renegotiation process.

The financial restructuring is essentially comprised of:

— An amendment to its April 2001 U.S.$ 125 million credit facility that extends the maturity of the remaining principal through October 2008;

— Deferral of the maturity date for 50% of the principal of its outstanding 3% convertible bonds; and

— A €6.2 million offering of rights to subscribe for its ordinary shares.

Amendments to the April 2001 U.S. $125 Million Credit Facility

On April 30, 2003, the Company and its main bank creditors signed an amendment to the April 2001 U.S. $125 million credit facility. The amendment provides for the extension of the maturity of the U.S. $118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments.

GENESYS S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)(in thousands, except share data and when indicated)

The amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

Year	Amended Credit Facility	Prior Maturity Schedule
2003	$ 1 million	$17 million
2004	$ 18 million	$22 million
2005	$ 22 million	$24 million
2006	$ 30 million	$55 million
2007	$23.5 million	—
2008	$23.5 million	—

As amended, U.S. $7 million of principal will be payable on April 30, 2004 and U.S. $11 million of principal will be payable on October 31, 2004, with varying amounts of principal payable every six months thereafter until maturity. Interest will continue to be paid according to the original schedule (i.e. semi-annually on April 30 and October 31), subject to an increase of up to 200 basis points, commencing in 2007.

The changes in the carrying amount of the U.S. $125 million credit facility from its issuance through December 31, 2003 are as follows:

	Original Amount	Repayments			Balance at Dec. 31, 2003		
		2001	2002	2003	Total	Short-term Portion	Long-term Portion
	(In U.S. $ million)						
Genesys S.A. portion	40.0	(2.0)	(5.0)	(0.5)	32.5	6.5	26.0
Vialog portion	85.0	—	—	(0.5)	84.5	11.5	73.0
Total	125.0	(2.0)	(5.0)	(1.0)	117.0	18.0	99.0

The Company has also agreed to prepay the loan if its excess cash flows (excluding the proceeds of the rights offering) exceed certain levels.

All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

The U.S. $125 million credit facility requires the Company to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. Prior to the April 30, 2003 amendment, the Company received a waiver from the Banks, which cured the non-compliance of certain financial covenants at December 31, 2002. Thereafter, those covenants were amended by the April 2003 amendment.

The Company must comply with the following financial covenants:

— The Company must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) of no less than 0.7 as at December 31, 2003, increasing to 1.5 in 2004 and decreasing thereafter;

— The Company must maintain an interest cover ratio (consolidated EBITDA over consolidated net interest expense), of no less than 4.5 as at December 31, 2003, increasing to 5.0 during 2004 and stable thereafter;

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

— The Company must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) of no more than 3.3 as at December 31, 2003 (decreasing progressively to 1.5 in 2006); and,

— The Company must not make annual capital expenditures in excess of €12 million (increasing progressively to €16 million in 2007).

Compliance with the above-listed ratios is tested quarterly, at the end of each quarter from March 31, 2003 through September 30, 2008. The restriction on capital expenditures is tested on an annual basis.

The Company is currently in compliance with all of the covenants, as amended. In addition, the credit facility places limits on its ability to make capital expenditures and prohibits its payment of dividends. The Company has pledged as security for its credit facility the shares of its principal subsidiaries, as well as the accounts receivable of its principal U.S. subsidiary. If its financial results do not reach the levels required by its debt covenants and the Company is unable to obtain a waiver from its lenders, its debt would be in default and subject to acceleration by its lenders.

The amendment allows the Company to raise at least U.S. $3 million (or equivalent in euros) by entering into a factoring arrangement for up to U.S. $6 million (or equivalent in euros) of customer receivables by waiving the negative pledge on up to U.S. $6 million of such receivables and otherwise permitting their sale or disposition.

The amendment was subject to certain conditions that were subsequently met.

The Company has agreed to pay its main bank creditors a U.S. $295 fee on December 31, 2004, which represents 0.25% of the principal amount outstanding on the date of the preliminary agreement.

3% Convertible Bonds due 2004

On August 6, 1999, the Company issued 1,524,390 3% convertible notes, each with a principal amount of €18.37, for €16.40 each. Each note was originally convertible into one share of common stock, and unless converted, was originally due September 1, 2004. The notes are callable at the Company's option. The original issuance discount of €3,003 is being amortized as additional interest expense over the life of the notes. 851,056 and 197,011 notes were converted into shares of common stock during the year 2000 and 2001, respectively. As a result, 476,323 were not converted at December 31, 2003.

On May 26, 2003, at the request of the Company, and as part of the financial restructuring plan, the bondholders of the 3% convertible bonds due in 2004 approved the rescheduling of 50% of the principal repayment (all of which was previously due September 1, 2004). The Company will repay 50% of the outstanding principal (€8.75 million) on September 1, 2004 and the remaining 50% of the outstanding principal on October 31, 2005.

Rights offering

As part of the bank financing restructuring, the June 5, 2003 special shareholders' meeting approved a capital increase in cash for an amount from €6 million to €8 million, including additional paid-in-capital, with preferential subscription rights. On June 27, 2003, the Board of Directors decided on the main terms of the capital increase and launched it on July 10, 2003. On August 4, 2003, the Company announced that the capital increase was fully subscribed (100%) for a total amount of €6,193, including the additional paid-in-capital. As a result, the Company issued 2,814,944 ordinary shares, which were subsequently listed

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

on the *Nouveau Marché* of Euronext Paris on August 6, 2003. After this capital increase, the common stock of the Company totaled 18,297,139 shares with a unit nominal value of €1.

Other Long-Term Debt

On July 18, 2001, Genesys S.A. entered into a €762 revolving loan agreement, which bore interest at Euribor 3 months plus a margin of 0.50% (fixed rate). This loan was repaid on October 16, 2002.

The Company also entered into several other term loan agreements with various financial institutions. The average interest rate was 5.5% for 2001, 4.0% for 2002 and 5.9% for 2003. At December 31, 2003, these loans bear interest at an average interest rate of 5.9%. The loans contain certain affirmative and negative covenants.

The Company was granted an interest free loan for €406 by ANVAR (an agency of the French government) for a research program for the development of videoconferencing services. The loan became due as the Company stopped the program after the acquisition of VideoWeb Ltd. in Europe and CAC in the United States in 1999. The outstanding amount due for this loan at December 31, 2001 (€132) was repaid in 2002. During 2001, the Company was granted an additional interest free loan for €120 by ANVAR that relates to web conferencing and will be repaid between 2004 and 2006.

Note 10.   Fair value of financial instruments

At December 31, 2001, 2002 and 2003, the carrying values of current financial instruments such as cash, accounts receivable and payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. At December 31, 2001, 2002 and 2003, the fair values and carrying values of the long-term portion of long-term debt obligations were:

	2001		2002		2003	
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Long-term debt	€141,187	€142,719	€114,565	€120,314	€82,459	€82,921
Of which convertible notes	€ 8,097	€ 8,281	€ 2,739	€ 8,441	€ 3,813	€ 4,275

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or where quoted prices are not available, on the present value of future cash flows discounted at borrowing rates currently offered for debt with similar remaining maturities.

Note 11.   Shareholders' equity

Astound acquisition

To finance the acquisition of Astound, and with the authorization of the special meeting of the shareholders of the Company held on March 23, 2001, the Company issued 1,103,200 notes convertible into shares of the Company. Of these convertible notes, 156,109 are convertible into options that replace existing Astound options and may be exercised in the future for the purchase of shares of the Company, 30,700 are convertible into special options that may be exercised in the future for the purchase of shares of the Company, and the remaining 916,391 notes are directly convertible into the ordinary shares of the Company. The issuance of these convertible notes was reserved to a subsidiary of the Company that

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

contributed the notes to the Astound shareholders. Astound shareholders were thus able to receive ordinary shares of the Company, either immediately or at a future date.

Through July 2003, the unit share price under these convertible notes was €28.79. As part of the July 2003 capital increase with preferential subscription rights for current shareholders, the unit share price was adjusted to take into account the dilution effect. The unit share price is currently €28.38, representing a nominal value of €1.00 and unit additional paid-in-capital of €27.38 per convertible note.

The following table shows the number of each type of the convertible notes that was converted or forfeited (following the departure of the options holders from the Company) during each of 2001, 2002 and 2003. As shown in this table, at December 31, 2003, 65,067 notes convertible into shares, 44,633 notes convertible into replacement options and 30,700 notes convertible into special options were outstanding.

	Notes convertible into replacement options	Notes convertible into special options	Notes directly convertible into shares of the Company	Total
Issuance of convertible notes on March 27, 2001 .	156,109	30,700	916,391	1,103,200
Converted notes	(3,144)	—	(665,704)	(668,848)
Early conversion	(7,860)	—	—	(7,860)
Remaining convertible notes at Dec. 31, 2001 ..	145,105	30,700	250,687	426,492
Converted notes	—	—	(113,340)	(113,340)
Forfeited notes	(46,497)	—	—	(46,497)
Remaining convertible notes at Dec. 31, 2002 ..	98,608	30,700	137,347	266,655
Converted notes	—	—	(72,280)	(72,280)
Forfeited notes	(53,975)	—	—	(53,975)
Remaining convertible notes at Dec. 31, 2003 ..	44,633	30,700	65,067	140,400

Vialog acquisition

To acquire Vialog Corporation and after the approval of the shareholders' special meeting of the Company and Vialog on March 23, 2001, the Company issued 3,446,969 shares to Vialog's shareholders on April 25, 2001, in exchange for the 10,284,854 shares of Vialog common stock outstanding at the date of the merger. The issuance price amounted to €21.92, representing a nominal value of €5.00 and unit additional paid-in-capital of €16.92. As a result, the shareholders' equity increased by €75,557. Vialog shareholders received Genesys American Depositary Shares (ADS's), which represent one-half of one ordinary share of the Company. The ADS's of the Company began trading on the Nasdaq Stock Market on April 26, 2001 (symbol: GNSY).

The offering expenses amounting to €3,598 are classified as additional paid-in-capital, under the purchase accounting for the transaction.

In 2001, 261,110 stock options of Genesys Conferencing, Inc. (formerly Vialog) were exercised. In accordance with the merger agreement, 87,510 ordinary shares of Genesys S.A. were issued in exchange for ordinary shares issued by Genesys Conferencing of Massachusetts, using the final exchange ratio of 0.33515 shares = 1 stock option. As a result, ordinary shares and additional paid-in-capital increased by €438 and €1,183 respectively.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

In 2002, 55,000 stock options of Genesys Conferencing, Inc. (formerly Vialog) were exercised. In accordance with the merger agreement, 18,431 ordinary shares of Genesys S.A. were issued in exchange of ordinary shares issued by Genesys Conferencing of Massachusetts, using the final exchange ratio of 0.33515 shares = 1 stock option. As a result, ordinary shares and additional paid-in-capital increased by €93 and €163 respectively.

In 2003, no stock options of Genesys Conferencing, Inc. (formerly Vialog) were exercised.

Stock Options of Genesys S.A.

On May 4, 2001, 100 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by 500 euros and 1,032 euros, respectively.

On January 7, 2002, 7,098 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by €35 and €35, respectively.

On December 12, 2003, 10,599 stock options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by €11 and €35, respectively.

Public offerings

After the approval of the shareholders' special meeting of the Company on March 23, 2001, the Company sold 1,520,380 ordinary shares on the Nouveau Marché of Euronext Paris at a price of €14.7 (nominal value of €5.0 and unit additional paid-in-capital of €9.7) in October 2001. As a result, ordinary shares and additional paid-in-capital increased by €7,602 and €14,748, respectively. The expenses relating to this public offering (€1,402) were classified as additional paid-in-capital.

As previously discussed in Note 9, the Company undertook a €6 million share capital increase in 2003 as part of the financial restructuring.

Other movements

On April 25, 2001, 10 of the 1,367,000 equity warrants issued on June 26, 2000 were exercised for 270 euros. As a result, ordinary shares and additional paid-in-capital increased by 25 euros and 245 euros, respectively.

197,011 notes issued on August 6, 1999 on *Nouveau Marché* of Euronext Paris were converted into shares in 2001. As a result, ordinary shares increased by €985 in 2001. Additional paid-in-capital increased by €2,245 in 2001.

The June 5, 2003 special shareholders' meeting decided to reduce the Company's ordinary shares by €61,885 from €77,356 to €15,471 in the Company's statutory accounts, against the accumulated deficit. The nominal value per share was reduced from €5 to €1. Thereafter, ordinary shares amounted to 15,471,204 shares having a nominal value of €1. Due to the decrease of nominal value per share, the common stock to be issued was reduced by €305, against an increase of additional-paid-in-capital.

Stock repurchase program

On June 28, 2002, the General Meeting authorized the Board of Directors to implement a new share repurchase program whereby the Company may repurchase up to 0.5% of its ordinary shares that amount to 15,409,933 at December 31, 2002. This authorization expired in December 2003.

(in thousands, except share data and when indicated)

At December 31, 2001, 2002 and 2003, the Company held 22,131 treasury shares for a total cost of €678. The net loss on disposed treasury shares (€73 in 2001) was classified in accumulated deficit.

Preemptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive their preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend rights

The Company may distribute dividends out of its "distributable profits," plus any amounts held in its reserve that the shareholders decide to make available for distribution, other than those reserves, which are specifically required by law or its by-laws. "Distributable profits" consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

The Company must allocate 5% of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company's French subsidiaries on a statutory basis. At December 31, 2003, the Company's legal reserve was €146. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

Note 12. Employee stock option plans

1998, 1999 and 2000 Stock Plans

On September 23, 1998, the Board of Directors approved the 1998 Stock Plan ("the 1998 plan") for grants of options for ordinary shares to directors, officers and key employees. A total of 412,890 shares are authorized for issuance under the 1998 plan. Stock options under the 1998 plan are granted at prices equivalent to the price of the initial public offering on October 1, 1998. However, following our August 2003 rights offering in connection with our financial restructuring, we revised all of the exercise prices of our outstanding stock options in accordance with French law, which requires us to maintain equality between the shareholders and the beneficiaries of our stock options. Under the terms of the 1998 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary ("bracket A"), 50% by the third year anniversary ("bracket B") and the final 30% by the fourth year anniversary ("bracket C"). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. The options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, terminated or been cancelled or forfeited, are available for issuance or use in connection with future awards.

On September 15, 1999, the Board of Directors approved the 1999 Stock Plan ("the 1999 plan") for grants of options for ordinary shares to directors, officers and key employees. A total of 230,504 shares are authorized for issuance under the 1999 plan. Stock options under the 1999 plan are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. The other terms of the 1999 plan are identical to the 1998 plan.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

On September 8, 2000, the Board of Directors of the Company approved the 2000 Stock Plan ("the 2000 plan") pursuant to the authorization given by the shareholders' meeting held on June 6, 2000. A total of 550,000 shares are authorized for issuance under the 2000 plan. Stock options under the 2000 plan are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of the 2000 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary ("bracket A"), 50% by the third year anniversary ("bracket B") and the final 30% by the fourth year anniversary ("bracket C"). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, terminated or been cancelled or forfeited, are available for issuance or use in connection with future awards.

On September 8, 2000, the Board of Directors amended these three stock option plans with respect to the change of control clause that stipulates that if an individual shareholder or a group of shareholders (acting together) acquires more than 25% of the Company's shares, the vesting of options can be accelerated, at the discretion of the Board for certain identified employees of the Company.

On September 26, 2001, for these three plans, the minimal period before selling shares acquired upon the exercise of stock options for non-French residents or non-signers of a work contract according to the French Law was changed. These option holders can now sell their shares upon exercise.

On June 5, 2003, the 1998, 1999 and 2000 plans had been amended and now the options granted under the three plans after April 2000, are vested a rate of 20% by the first year anniversary ("bracket A"), 50% by the second year anniversary ("bracket B") and the final 30% by the third year anniversary ("bracket C"). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and for 1 year for bracket C options.

2001 Stock Plan

On September 26, 2001, the Board of Directors of the Company approved the 2001 Stock Plan ("the 2001 plan") pursuant to the authorization given by the shareholders' meeting held on June 26, 2001. A total of 550,000 shares are authorized for issuance under the 2001 plan. This plan is divided into two parts.

The first part of the 2001 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2001 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary ("bracket A"), 50% by the second year anniversary ("bracket B") and the final 30% by the third year anniversary ("bracket C"). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B and 1 year for bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, terminated or been cancelled or forfeited, are available for issuance or use in connection with future awards.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

The second part of the 2001 plan relates to non-French residents or non-signers of a work contract according to the French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. The options are exercised on the Nasdaq Stock Market only. Under the terms of this part of the 2001 plan, the options give the right to purchase 2 ADS's per option. If on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 2 ADS's. The options vest at rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS's (or ordinary shares for restricted participant). Options expire eight years after the date of grant. ADS's (or ordinary shares for restricted participant) attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

Stock option exchange program

In November 2002, the Company announced a voluntary stock option exchange program for its eligible employees. This program included two separate offers: one to French residents and one for non-French residents. Pursuant to the terms and conditions of each offer, eligible employees were given the opportunity to renounce the right to the benefit of all outstanding stock options granted under the 1998, 1999, 2000 and 2001 Stock Plans, in exchange for an equal number of new options to be granted on or after June 5, 2003 for French residents and June 27, 2003 for non-French residents. Offers expired on December 2, 2002 for French residents and December 18, 2002 for non-French residents. As a result of the two separate offers, employees tendered an aggregate of 1,045,511 options in return for the promise to grant new options.

On June 5, 2003 and June 27, 2003, the Company regranted one new stock option for each stock option cancelled in 2002, subject to adjustments for any stock splits, stock dividends and similar events, provided that the employee was still employed by the Company at the new option grant date. The new options granted are under the same option plan as the related cancelled options and on substantially the same terms and conditions as such options, except that the exercise price was based on the "market value" of the Company's ordinary shares (or ADSs) at the time of the grant and was determined in accordance with the terms of the applicable option plan. The new options granted to non-French residents have the same vesting schedule and maximum term as the related cancelled options. The new options granted to French residents have the same vesting schedule as the related cancelled options, starting on the date of grant of the new options, and they have the same maximum term as the related cancelled options.

2003 Stock Plan

On June 5, 2003, the Board of Directors of the Company approved the 2003 Stock Plan ("the 2003 plan") pursuant to the authorization given by the shareholders' meeting held on June 5, 2003. A total of 1,000,000 shares are authorized for issuance under the 2003 plan. This plan is divided into two parts.

The first part of the 2003 plan relates to French residents or signers of a work contract according to French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. Under the terms of this part of the 2003 plan, the options give the right to purchase one share per option. The options generally vest at a rate of 20% by the first year anniversary ("bracket A"), 50% by the second year anniversary ("bracket B") and the final 30% by the third year anniversary ("bracket C"). Shares acquired upon the exercise of stock options must be held for 3 years for bracket A options and 2 years for bracket B

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

and 1 year for bracket C options. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, terminated or been canceled or forfeited, are available for issuance or use in connection with future awards.

The second part of the 2003 plan relates to non-French residents or non-signers of a work contract according to the French Law. Stock options under this part are granted at prices equivalent to the average market value of the Company's ordinary shares calculated over the 20 trading sessions prior to the date of grant. The options are exercised on the NASDAQ Stock Market only. Under the terms of this part of the 2003 plan, the options give the right to purchase 2 ADS's per option. If, on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 2 ADS's. The options vest at rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS's (or ordinary shares for restricted participant). Options expire eight years after the date of grant. ADS's (or ordinary shares for restricted participant) attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

Stock option repricing (1998, 1999, 2000, 2001 and 2003 plans)

On September 18, 2003, the Board of Directors approved the repricing of granted stock options to comply with the French Company Act after the completion of the rights offering in August 2003. The exercise prices of outstanding stock options were immediately decreased by 7.44% to offset the dilution effect for option holders due to the rights offering with preferential rights for existing shareholders. As a modification of the exercise price of outstanding stock options occurred, the Company accounts for these stock options under the variable accounting method in accordance with Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," issued by the Financial Accounting Standards Board in March 2000, starting on September 18, 2003. The corresponding compensation expense, classified in general and administrative expenses, amounted to €160 for the year ended December 31, 2003.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Stock option activity under the 1998, 1999, 2000, 2001 and 2003 plans was as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price
Balance as of January 1, 2001	302,042	891,352	26.86
Authorized	550,000	—	—
Granted	(694,358)	694,358	21.15
Exercised	—	(100)	15.32
Cancelled	24,650	(24,650)	37.97
Balance as of December 31, 2001	182,334	1,560,960	23.32
Granted	(161,000)	161,000	13.98
Exercised	—	(7,098)	9.99
Forfeited	102,750	(110,820)	28.67
Cancelled	1,041,511	(1,041,511)	21.64
Balance as of December 31, 2002	1,165,595	562,531	22.47
Authorized	1,000,000	—	—
Granted	(2,076,801)	2,076,801	4.45
Exercised	—	(10,599)	4.33
Forfeited	98,000	(105,500)	17.91
Balance as of December 31, 2003	186,794	2,523,233	7.43

The following table summarizes the status of stock options outstanding exercisable at December 31, 2003:

	Options outstanding		
Range of exercise price	Number outstanding	Weighted-average remaining contractual life (in years)	Number exercisable
€4.03 — €5.54	2,033,202	7.6	373,246
€9.17 — €12.00	75,839	3.5	64,589
€13.24 — €14.68	235,334	4.5	197,134
€20.45 — €23.16	101,858	5.4	20,371
€46.67 — €49.49	77,000	4.5	44,800
	2,523,233	7.0	700,140

Stock plan at Genesys Conferencing, Inc. (formerly Vialog Corporation)

In accordance to the merger agreement, Vialog stock options remain outstanding after the acquisition by Genesys S.A., on the same terms and conditions, except that, upon exercise the holder receives a right to receive Genesys ADSs for Vialog common stock based on the same exchange ratio used in connection with the merger.

On February 14, 1996 and April 29, 1999, Vialog's Board of Directors approved the 1996 and 1999 Vialog Stock Plan, respectively. The maximum number of shares of Vialog's common stock that may

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

subject to outstanding awards may have not exceeded 3,250,000 shares and 1,500,000 shares as of December 31, 2001 for the 1996 and 1999 Vialog's Stock Plans, respectively. Shares of common stock attributable to awards, which have expired, terminated or been cancelled or forfeited, are available for issuance or use in connection with future awards. The 1996 and 1999 Vialog Stock Plans will remain in effect until February 14, 2006 and April 29, 2009, respectively, unless terminated earlier by the Vialog's Board of Directors.

Stock option activity under the 1996 and 1999 Vialog Stock Plans was as follows:

	Number of options available for grant	Number of outstanding Vialog stock options	Equivalent number of Genesys ordinary shares	Equivalent weighted average exercise price of Genesys ordinary share
Balance as of April 25, 2001	881,659	2,385,362	799,454	19.43
Exercised	—	(261,110)	(87,510)	12.43
Cancelled	78,406	(78,406)	(26,279)	19.68
Balance as of December 31, 2001	960,065	2,045,846	685,665	20.65
Exercised	—	(55,000)	(18,433)	11.21
Forfeited	1,202,556	(1,202,556)	(403,037)	19.45
Balance as of December 31, 2002	2,162,621	788,290	264,195	17.06
Forfeited	238,070	(238,070)	(79,789)	24.58
Balance as of December 31, 2003	2,400,691	550,220	184,406	13.80

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2003:

	Options outstanding		
Range of equivalent exercise price	Equivalent outstanding number of Genesys ordinary shares	Weighted-average remaining contractual life (in years)	Equivalent exercisable number of Genesys ordinary shares
€4.72 — €10.94	88,815	13.8	88,815
€11.81 — €16.54.........................	41,998	14.4	41,998
€18.90	8,545	12.5	8,545
€23.62 — €24.81.........................	45,048	16.6	42,574
	184,406	13.0	181,932

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Note 13. Other long-term liabilities

Other long-term liabilities consists of the following:

	December 31,		
	2001	**2002**	**2003**
Accrued restructuring expenses (United States, 2002 and 2003 plans)	—	€ 3,583	€ 1,770
Accrued restructuring expenses (United States, 1998-99 plans)	€ 876	1,353	892
Accrued restructuring expenses (Germany)	—	448	329
Accrued severance and related litigation	122	1,409	805
Tax audit accruals (Genesys Conferencing France)	—	—	140
Fair value of interest-rate swap	2,249	1,839	781
Deferred rent	268	217	163
Others	91	79	33
Total other long-term liabilities	3,606	8,928	4,913
Less current portion of accrued restructuring expenses	—	(2,284)	(959)
Less current portion of fair value of interest-rate swap	—	—	(781)
Other long-term liabilities, less current portion	€ 3,606	€ 6,644	€ 3,173

Consolidation of North American Call Centers in 2002 and 2003

On February 6, 2002, the Company announced plans to consolidate its call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. On November 4, 2002, the Company announced the second part of its consolidation plan with the closure of a fourth call center in North America. On April 24, 2003, the Company confirmed that the North America consolidation of call centers was completed during the fourth quarter 2002.

The restructuring costs related to these closings amounted to €7.7 million and are primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance for approximately 200 people as well as other miscellaneous costs associated with the call center consolidation. Components of these costs by closed call center are presented in the table below:

Date of announcement:	On February 6, 2002				On November 14, 2002			Total costs
	Bedford	**Denver**	**Montgomery**	**Sub total**	**Denver**	**Honolulu**	**Sub total**	**accrued**
Write-offs of property, plant and equipment	€ 218	€ 2,099	€ 1,059	€ 3,376	—	€ 199	€ 199	€ 3,575
Future lease payments under non cancelable operating leases.	912	1,185	1,092	3,189	€ (1,562)	968	(594)	2,595
Severance and other people related expenses	117	327	411	855	—	437	437	1,292
Other related expenses	25	60	105	190	—	25	25	215
Total	€ 1,272	€ 3,671	€ 2,667	€ 7,610	€ (1,562)	€ 1,629	€ 67	€ 7,677

Of the €7.7 million accrued restructuring costs, €3.8 million was recorded as a non-recurring restructuring charge and €3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

On March 20, 2002, the Company's Bedford, Massachusetts call center was closed and all traffic formerly generated in Bedford has been re-routed to the Company's Reston, Virginia call center.

On June 30, 2002, the Company's Denver, Colorado call center was closed and all traffic formerly generated in Denver has been re-routed to the Company's other call centers.

In early October 2002, the Company's Montgomery, Alabama call center was closed and all traffic formerly generated in Montgomery has been re-routed to the Company's other call centers.

On December 31, 2002, the Company's Honolulu, Hawaii call center was closed and all traffic formerly generated in Honolulu has been re-routed to the Company's other call centers.

The changes in the carrying value of accrued restructuring expenses associated with the 2002 consolidation plan from December 31, 2002 through December 31, 2003 are as follow:

	Balance at Dec. 31, 2002	Currency translation adjustment	Incurred in 2003	Balance at Dec. 31, 2003
Write-offs of leasehold improvements, equipment and other tangible assets	€ 764	€ (708)	€ (56)	—
Future lease payments under non cancelable operating leases	2,394	(687)	(334)	€ 1,373
Severance and other people related expenses	355	(329)	(26)	—
Other related expenses	69	(64)	(5)	—
Total	€ 3,582	€ (1,788)	€ (421)	€ 1,373

Other costs relating to the consolidation of call centers were recorded as expenses as incurred during the year ended December 31, 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses for €339 and duplicative costs in closing the affected call centers for €750.

On September 22, 2003, the Company announced that the Chanhassen, Minnesota call center would be closed and all traffic formerly generated in Chanhassen would be re-routed to the Company's Reston, Virginia call center where the Company has been building a high-capacity call center. This new closing in North America is due to call center automation, in particular the deployment of a new back office operating system and the ongoing move towards automated services. Actual costs incurred for the Chanhassen closing compared to the costs accrued through December 31, 2003 are presented in the table below:

	Costs accrued	Currency translation adjustment	Expenses incurred	Balance at Dec. 31, 2003
Severance and other people related expenses	€ 444	€ (46)	€ (21)	€ 377
Other related expenses	22	(2)	—	20
Total	€ 466	€ (48)	€ (21)	€ 397

The Company estimates that future annual cost savings from the consolidation will generate approximately U.S.$1.1 million from 2004. This annual cost saving is expected to have a positive impact on gross margin, and to reduce selling and marketing and general and administrative expenses.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

Consolidation of North America call centers in 1998-99

Following a detailed review of accrued restructuring expenses relating to consolidation of call centers performed by Vialog Corporation (merged with Genesys Conferencing Inc on January 1, 2002) in 1998-99, an additional future rental charge of €1,144 representing an updated estimate of unrecoverable future payment under non cancelable operating leases was recorded in 2002. Consequently, goodwill from Vialog acquisition increased by €1,144 as well.

Closing of the Frankfurt, Germany call center

To provide higher levels of customer service and improve operating efficiencies, the Company's Roedermark, Germany call center was closed in October of 2002 and all traffic formerly generated in Frankfurt has been re-routed to the Company's other European call center, located in the United Kingdom.

Fair value of interest rate swap

The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €781 at December 31, 2003, compared to €1,839 at December 31, 2002 and €2,249 at December 31, 2001 (see Note 15, *Commitments and contingencies*).

Note 14.   Income taxes

The components of the income tax expense (benefit) provision are as follows:

| | Years ended December 31, | | |
	2001	2002	2003
Current:	€ 3,546	€ 3,307	€ 2,530
— Domestic	11	35	47
— Foreign	3,535	3,289	2,483
Deferred:	(3,062)	(8,367)	(11,372)
— Domestic	2,639	(2)	(548)
— Foreign	(5,701)	(8,365)	(10,824)
Net income tax provision (credit)	€ 484	€ (5,043)	€ (8,842)

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

The provision for income taxes differs from the computed "expected" income tax benefit using the French statutory tax rate of 36%, 35% and 35% in 2001, 2002 and 2003, respectively, for the following reasons:

	Years ended December 31,		
	2001	**2002**	**2003**
Loss before taxes	€ (98,043)	€ (118,809)	€ (20,195)
French statutory tax rate	36.43%	35.43%	34.33%
Income tax benefit at statutory rate	€ (35,717)	€ (42,094)	€ (6,933)
Increase (reduction) in taxes resulting from			
Foreign income tax rates different from the French statutory tax rate	(752)	(376)	4
Amortization of non-deductible goodwill and other intangibles	9,633	4,140	3,107
Non deductible impairment on goodwill and identifiable intangible assets	22,320	33,167	9,632
Valuation allowance on deferred tax assets	9,433	8,405	(3,684)
Public offering expenses	(1,826)	—	—
Tax on acquisitions costs of companies classified in goodwill and intangible assets	4,796	—	—
Deferred tax due to amortization and impairment of identifiable intangible assets	(7,555)	(8,484)	(10,824)
Other permanent differences	—	—	(128)
Others	152	199	(16)
Reported current and deferred income tax provision	€ 484	€ (5,043)	€ (8,842)

The consolidated net deferred tax asset consists of the following:

	December 31,		
	2001	**2002**	**2003**
Total deferred tax liability	€ (36,791)	€ (23,763)	€ (13,647)
Net operating losses carried forward:			
France	9,720	11,127	39,108
Belgium	244	—	—
Germany	1,673	416	—
Italy	67	226	293
Canada	7,596	5,901	4,262
United States	21,416	39,848	26,448
Singapore	529	238	108
Australia	110	133	134
Hong Kong	149	61	70
Malaysia	—	—	10
Total	41,504	57,950	70,433
Others	494	385	—
Total deferred tax assets	41,998	58,335	70,433
Valuation allowance	(41,762)	(57,974)	(69,593)
Total deferred tax assets, net	236	361	840
Deferred taxes, net	€ (36,555)	€ (23,402)	€ (12,807)

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

The use of a portion of the net operating losses carried forward of United States and Canada could be limited because of the ownership change that occurred upon acquisition of Vialog in April 2001, Astound in March 2001 and, to a lesser extent, Eureka and Telechoice Deutschland and Eureka Global Teleconferencing Service in Germany in September 2000.

The deferred tax liability at December 31, 2001, 2002 and 2003 mainly relates to the acquisition of identifiable intangible assets from technology of Astound and customer lists of Vialog. Such liability will be written off at the same rate as the amortization of the related identifiable intangible assets. This liability could be also reduced by future additional impairment of related identifiable intangible assets.

The Company has recorded a valuation allowance against deferred tax assets generated in Canada, United States, Australia, Singapore and Hong Kong for all periods presented herein, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

The breakdown per expiration date of net operating losses carried forward is as follows:

2004	€ 2,451
2005	2,606
2006	89,392
2007	13,372
2008	2,590
2018-2023 (United States)	75,569
No expiration date	20,029
Total	€ 206,009

Note 15. Commitments and contingencies

Lease contracts

The Company leases its facilities under long-term operating lease agreements expiring on various dates through November 2011. The Company also leases equipment (mainly teleconferencing bridges) under long-term operating leases expiring on various dates through December 2006. The rent expenses for long-term operating leases amounted to €7,464, €10,198 and €8,066 in 2001, 2002 and 2003, respectively.

As of December 31, 2003, aggregate minimum lease payments under non-cancelable operating leases and commitments were as follows:

2004	€ 5,881
2005	3,934
2006	2,258
2007	1,685
2008	1,599
Thereafter	1,816
Total	€ 17,173

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

The Company also leases equipment and cars through capital lease contracts, which expire at various dates through 2007.

The amounts of future minimum lease payments, excluding interest, under those contracts are as follows:

2004	€ 64
2005	56
2006	48
2007	17
Thereafter	—
	185
Less imputed interest	(23)
Present value of future minimum lease payments......................	162
Less current portion	(55)
Long-term portion...	€ 107

Interest rate swap and knock out cap agreements

On August 31, 1999, the Company entered into a U.S. $20 million interest rate swap agreement to hedge its exposure on a portion of its outstanding debt denominated in U.S. $. The effect of this agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 6.78%. On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. This agreement replaces the agreement signed in August 1999. The effect of the latter agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%.

Each interest-rate swap agreement is designated with all or a portion of the principal balance and has a term equal to specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The amount of the interest rate swap's ineffectiveness is not material. As such, fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to €781 at December 31, 2003.

As of December 31, 2003, the Company expects to reclassify €781 of net loss on derivative instruments from accumulated comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the senior term loan facility.

On December 11, 2003, the Company entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% to hedge its exposure on its outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument will replace the interest rate swap financial instrument that will expire on April 30, 2004. The Company already paid

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

U.S. $354 for the full period. No other amount will be paid thereafter for this financial instrument because one single payment only is required at the date of the signature.

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates are recognized as other financial income (expenses), as the Company is not able to apply the special accounting treatment prescribed under SFAS 133. The fair value adjustment is a loss amounting to €66 at December 31, 2003.

Tax audit and risk

On June 27, 2000, the Company received a preliminary conclusion of a tax audit for Genesys S.A. for the years ended December 31, 1996, 1997, 1998 and 1999. The amounts reported in the reassessment notice received from the tax authorities amounted to approximately €1.3 million in relation to the deductibility of certain expenses incurred by the parent company such as acquisition costs for companies outside of France, and offering and debt issuance costs. The Company believes that, based on its outside legal counsel and the latest correspondence from the tax authorities, the risk of liability is remote. During the second half of 2000, the tax authorities revised their initial reassessment notice from €1.3 million to approximately €850. On June 27, 2001, the tax authorities again revised their notice by €460. The remaining portion amounted to €390 at December 31, 2002. Except for €26 accrued at December 31, 2003, the remaining portion is still disputed by the Company. It will be subject to a further favorable decision to be taken by the European Court.

In December 2003, the Company's French subsidiary Genesys Conferencing France S.A.S. received a preliminary conclusion of a tax audit for the year 2000. The reassessment notice amounted to €140.

The Company's U.S. subsidiary Genesys Conferencing, Inc (GCI) assesses, collects and pays federal, state and local taxes where it can determine the taxable transport or transmission service, the jurisdiction in which a tax would apply and where it has the ability to assess the tax. When GCI is unable to determine or is unable to assess federal, state and local taxes, it does not do so. As of December 31, 2001, 2002 and 2003, GCI had established a reserve of approximately U.S. $1,100 (equivalent to €1,248), U.S. $1,100 (equivalent to €1,048) and U.S. $986 (equivalent to €781), respectively, for federal, state and local taxes, which it believed is sufficient to cover any taxes that GCI may have been required to assess through December 31, 2003, but did not, in the event they become due.

In January 2003, GCI settled an outstanding assessment for sales and use taxes associated with a predecessor corporation of Vialog with the State of Massachusetts. The settlement resulted in the assessment of taxes and interest to GCI of U.S. $169 (equivalent to €161). This settlement was charged against the reserve described above when it was paid in 2003.

Commitments

The U.S. $125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:

— Stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc;

— Security over some assets such as accounts receivable of Genesys Conferencing Inc, including assets previously held by Vialog before the merger with Genesys Conferencing Inc on January 1, 2002.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

The Company also entered into other collateral security agreements in favor of banks amounting to €1,762 and other security agreements with leasing companies amounting to €1,234.

Shareholders agreement of Genesys Teleconferencia Iberia SA

The Company and the other shareholders of Genesys Teleconferencia Iberia SA entered into a shareholders agreement that provides for certain put/call option rights.

Specifically, each shareholder other than the Company holds a put option. The put option entitles such shareholder to sell all or part of its shares in Genesys Teleconferencia Iberia SA to the Company. The Company is obligated to acquire the shares upon exercise of the put options, which can be exercised from January 1, 2002 until December 31, 2022. The Company also holds a call option, which entitles the Company to acquire shares from the other shareholders. The first exercise period is from January 1, 2002 to December 31, 2005, whereby the Company is permitted to acquire up to 51% of the total capital of Genesys Teleconferencia Iberia SA. The remaining shares may be acquired during the second exercise period, or from January 1, 2006 and onwards. Any shares acquired through the exercise of the put/call options are valued at the then fair market value.

Other

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcome of such actions or proceedings will not have a material adverse effect on the financial position of the Company.

Note 16.   Employee retirement and benefit plans

The Company contributes to pensions for personnel in France in accordance with local law, by contributing based on salaries to the relevant government agencies. The Company bears no actuarial liability in connection with these plans.

In the United States, the Company sponsors two defined contribution plans that qualify under section 401(k) of the Internal Revenue Code (GCI Plan and Vialog Plan). During 2001, 2002 and 2003, the Company made contributions of approximately U.S. $420 (equivalent to €469), U.S. $417 (equivalent to €441) and U.S. $251 (equivalent to €221) respectively, to these plans. Employees who are not former Vialog employees are eligible to enroll in the GCI Plan and may contribute up to 20% of their eligible wages into this Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company matches 20% of the employee contributions under the GCI Plan. Former Vialog employees participate in the Vialog Plan and may contribute up to 15% of pre-tax annual compensation, as defined in this separate Plan, so long as the total contributions do not exceed dollar limits established under IRS regulations. The Company, under the Vialog Plan, matches 50% of the participant's contribution up to a maximum of 6% of the participant's compensation.

Effective beginning January 1, 2003, the Vialog Plan was terminated and former Vialog employees who participated in the Vialog Plan were merged into and became participants in the GCI Plan.

In England, the Company has defined contribution plans whose assets are held separately from those of the Company. Costs recognized for these plans were €233, €293 and €260 in 2001, 2002 and 2003, respectively.

French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

formal plan and no funding of the obligation is required. The Company's obligation is not material to its financial condition, liquidity or results of operations as of December 31, 2001, 2002 and 2003 or for the years ended December 31, 2001, 2002 and 2003.

Note 17. Revenues

Revenues consist of the following:

	Years ended December 31,		
	2001	**2002**	**2003**
Services:			
Genesys Meeting Center	€ 72,656	€ 109,857	€ 108,272
Genesys Event Service	93,520	80,238	44,579
Video Conferencing	10,944	8,973	6,304
Equipment for conferencing	1,831	1,595	345
Total	€ 178,951	€ 200,663	€ 159,500

Note 18. Segment and geographic information

The Company and its subsidiaries currently operate in four reportable segments: North America, Europe, Asia-Pacific, and, starting in 2002, a Global Video division. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

The Company believes that EBITDA is a meaningful measure of performance and use it for purposes of managing its business and evaluating its financial health. The Company defines EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Its depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this annual report may not be comparable to similarly named measures of other companies.

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

The following is a summary of operations by segment for the years ended December 31, 2001, 2002 and 2003:

	North America	Europe	Asia-Pacific	Global Video	Corporate	Inter-segment	Total
2001							
Revenues							
Customers	€ 108,035	€ 53,762	€ 6,210	€ 10,944	—	—	€ 178,951
Intercompany	1,138	22	26	—	—	€ (1,186)	—
Gross profit	58,134	39,556	3,138	1,947	—	—	102,775
EBITDA before impairment of goodwill and identifiable intangibles (see below)	12,532	20,822	472	1,474	€ (18,961)	—	16,633
Operating loss	(62,611)	(7,986)	(618)	(24)	(20,027)	—	(91,266)
Net interest expense	(5,247)	(1,409)	(66)	—	—	—	(6,722)
Equity in loss of affiliated company	—	(55)	—	—	—	—	(55)
Income (loss) before tax	(67,858)	(9,450)	(684)	(24)	(20,027)	—	(98,043)
Income tax (expense) credit	5,365	(5,848)	1	—	—	—	(484)
Total assets	316,736	84,302	3,486	—	5,880	—	410,404
Depreciation	9,914	2,996	388	1,498	1,066	—	15,862
Amortization of goodwill and intangibles	24,401	6,299	68	—	—	—	30,768
Impairment of goodwill and intangibles	41,048	19,462	759	—	—	—	61,269
Additions to property and equipment	6,660	6,884	355	—	2,053	—	15,952
2002							
Revenues							
Customers	€ 126,977	€ 58,233	€ 6,480	€ 8,973	—	—	€ 200,663
Intercompany	950	2,050	33	—	—	€ (3,033)	—
Gross profit	63,823	43,562	3,636	2,199	—	—	113,220
EBITDA before impairment of goodwill and identifiable intangible assets (see below)	12,808	21,601	663	10	€ (21,667)	—	13,415
Operating loss	(103,520)	15,904	(232)	(1,131)	(20,835)	—	(109,814)
Net interest (expense) income	(6,666)	389	(101)	—	(2,609)	—	(8,987)
Equity in loss of affiliated company	—	(8)	—	—	—	—	(8)
Income (loss) before tax	(110,186)	16,285	(333)	(1,131)	(23,444)	—	(118,809)
Income tax (expense) credit	8,484	(3,460)	47	—	(28)	—	5,043
Total assets	176,457	55,750	3,417	—	14,109	—	249,733
Depreciation	10,056	2,801	462	1,141	1,268	—	15,728
Amortization of intangibles	13,294	594	—	—	—	—	13,888
Impairment of goodwill and intangibles	93,164	—	450	—	—	—	93,613
Additions to property and equipment	1,985	1,110	742	—	2,948	—	6,785
2003							
Revenues							
Customers	€ 90,181	€ 55,177	€ 7,698	€ 6,444	—	—	€ 159,500
Intercompany	312	75	11	522	€ (920)	—	—
Gross profit	52,335	44,023	4,752	1,247	—	—	102,357
EBITDA before impairment of goodwill and identifiable intangible assets (see below)	22,096	21,754	1,197	2,025	(14,291)	—	32,781
Operating income (loss)	(20,055)	18,708	739	1,247	(16,355)	—	(15,716)
Net interest (expense) income	(870)	(681)	120	—	(3,070)	—	(4,501)
Equity in loss of affiliated company	—	22	—	—	—	—	22
Income (loss) before tax	(20,925)	18,049	859	1,247	(19,425)	—	(20,195)
Income tax (expense) credit	10,824	(1,914)	(30)	—	(38)	—	8,842
Total assets	117,586	67,241	4,777	—	24,233	—	213,837
Depreciation	5,276	2,271	458	778	2,062	—	10,845
Amortization of intangibles	8,822	773	—	—	—	—	9,595
Impairment of intangibles and goodwill	28,057	—	—	—	—	—	28,057
Additions to property and equipment	6,014	1,638	706	—	1,101	—	9,459

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

EBITDA calculation

Management believes that the most directly comparable GAAP measure to EBITDA is net income (loss).

The following table reconciles EBITDA to net loss for the periods presented.

	2001	2002	2003
Net loss	€ (98,527)	€ (113,766)	€ (11,353)
Income tax expense (credit)	484	(5,043)	(8,842)
Equity in loss (income) of affiliated company	55	8	(22)
Financial expense, net	6,722	8,987	4,501
Depreciation	15,862	15,728	10,845
Amortization of goodwill and intangibles	30,768	13,888	9,595
Impairment of goodwill and intangibles	61,269	93,613	28,057
EBITDA	€ 16,633	€ 13,415	€ 32,781

Geographic area information:

	United States	England	France	Nordic	Australia	Other foreign countries	Total
2001							
Revenue	€ 113,481	€ 30,576	€ 13,750	€ 7,077	€ 4,088	€ 9,979	€ 178,951
Property and equipment, net	30,575	4,524	7,698	1,432	583	2,885	47,697
2002							
Revenue	€ 130,986	€ 30,219	€ 13,409	€ 9,083	€ 4,575	€ 12,391	€ 200,663
Property and equipment, net	16,747	2,738	9,078	1,066	859	1,746	32,234
2003							
Revenue	€ 92,851	€ 25,022	€ 12,749	€ 9,957	€ 5,083	€ 13,838	€ 159,500
Property and equipment, net	12,813	7,870	2,150	915	865	2,671	27,284

Note 19. Subsequent events

Not applicable

Note 20. Unaudited pro forma information

The following "pro forma" information was prepared in accordance with French listing requirements; it was not prepared and shall not be construed as prepared in accordance with Article 11 of SEC Regulation S-X.

The following schedules set forth unaudited "pro forma" condensed consolidated financial information for the Company, which has been prepared to reflect the acquisitions made by the Company as if they occurred on January 1, 2001. These acquisitions included:

— Astound Inc., acquired in March 2001 and renamed into Genesys Conferencing Ltd (Canada) thereafter,

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

— Vialog Corp., acquired in April 2001 and merged into Genesys Conferencing Inc (United States) thereafter,

The consolidated "pro forma" information has been derived from accounting data prepared in accordance with generally accepted accounting principles in the United States.

The unaudited "pro forma" condensed consolidated statement of operations for the year ended December 31, 2001 gives effect to the acquisitions of Vialog and Astound as if they had occurred on January 1, 2001.

The "pro forma" statements of operations include:

— goodwill and other intangible assets relating to the acquisitions;

— long term debt and common stock issued to finance the acquisitions;

— opening adjustments relating to the acquisition of Vialog.

The "pro forma" information is not necessarily indicative of the financial statements that would have been obtained had these acquisitions actually occurred at January 1, 2001, nor are they necessarily indicative of future consolidated information.

Unaudited "pro forma" condensed consolidated statements of operations

	Year ended Dec. 31, 2001
Revenue	€ 212,005
Cost of revenue:	91,532
Gross profit	120,473
Operating expenses:	
Research and development	5,916
Selling, general and administrative	113,424
Impairment of goodwill and other intangibles	61,269
Amortization of goodwill and other intangibles	39,825
Total operating expenses	220,434
Operating loss	(99,961)
Financial expense, net	(9,003)
Equity in loss of affiliated company	(55)
Loss before taxes	(109,019)
Income tax expense	(555)
Net loss	€ (109,574)
Basic and diluted net loss per share	€ (7.72)
Number of shares used in computing basic and diluted net loss per share	14,191,595
Supplementary information:	
EBITDA (see calculation below)	€ 22,872

GENESYS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data and when indicated)

EBITDA CALCULATION

	Year ended Dec. 31, 2001
Net loss	€ (109,574)
Income tax expense	555
Equity in loss of affiliated company	55
Financial expense	9,003
Depreciation	18,348
Amortization of goodwill and intangibles	39,825
Impairment of goodwill and intangibles	61,269
Vialog opening adjustments	3,194
Non-recurring charge	197
EBITDA	€ 22,872

Reconciliation with net loss

	Year ended Dec. 31, 2001
"Proforma" net loss	€ (109,574)
Vialog net loss before April 25, 2001	5,834
Astound net loss before March 27, 2001	2,935
Amortization of goodwill and intangibles	7,530
Interest expenses (income) for financing the Astound and Vialog acquisitions of Vialog and refinancing long-term Debt	(3,180)
Other adjustments	(2,072)
Net loss	€ (98,527)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENESYS S.A.

By /s/ FRANÇOIS LEGROS
<u> </u>

    Name: François Legros
    Title: Chairman and Chief Executive Officer

Date: April 28, 2004

Exhibit Index

Documents filed as exhibits to this annual report:

1.1 Bylaws (*statuts*) of Genesys (English translation) (as adopted by the General Meeting on June 28, 2002) (incorporated herein by reference to Exhibit 1.1 of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

2.1 Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).

4.1 U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27, 2001, as amended June 11, 2002 (incorporated herein by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2001 as filed with the SEC on June 12, 2002).

4.2 Excerpt from the Information Document (*Note d'Information*) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333-55392).

4.3 Amendment to our U.S. $125 million Credit Facility dated April 30, 2003 (incorporated herein by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

4.4 Excerpt from the Minutes of our Compensation Committee meeting, dated June 5, 2003, relating to the termination payments to be made to Mr. François Legros in the event of his termination or resignation.

8.1 For a list of our significant subsidiaries, see Item 4 "Information on the Company — Organizational Structure."

11.1 Financial code of ethics, required by Item 16B.

12.1 Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications by François Legros, Chairman and Chief Executive Officer, and Michael E. Savage, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Summary of NASDAQ Corporate Governance Exemptions.

99.2 Report of the Chairman of the Board of Directors for 2003 as required by Art. 117 of the French Financial Security Law (*Loi de Sécurité Financière*) (English Translation).